                                                Filed pursuant to Rule 424(b)(3)
                                                File No. 333-89179

PROSPECTUS

                                 KNOLOGY, INC.

                                 [KNOLOGY LOGO]

                  6,258,036 SHARES OF SERIES A PREFERRED STOCK

     This prospectus relates to the 6,258,036 shares of Series A preferred stock, $0.01 par value per share, of KNOLOGY, Inc., which are issuable upon the exercise of options distributed by ITC Holding Company, Inc. on February 4, 2000 to ITC Holding option holders. The distribution of options was made in connection with the distribution by ITC Holding Company of all of its 43,211,531 shares of Series A preferred stock, which was approximately 90% of the capital stock, of KNOLOGY, Inc. to ITC Holding stockholders.

     This prospectus also relates to the common stock into which our Series A preferred stock is convertible.

     NEITHER OUR SERIES A PREFERRED STOCK NOR OUR COMMON STOCK IS TRADED ON ANY STOCK EXCHANGE OR QUOTED ON THE NASDAQ STOCK MARKET OR ANY OTHER ESTABLISHED TRADING MARKET.

     THE SECURITIES BEING DISTRIBUTED PURSUANT THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                  MAY 2, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    1
RISK FACTORS................................................    7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   19
THE DISTRIBUTION............................................   20
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE
   DISTRIBUTION.............................................   24
NO MARKET FOR OUR STOCK.....................................   30
DIVIDEND POLICY.............................................   30
SELECTED CONSOLIDATED FINANCIAL DATA........................   31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS................................   33
OUR BUSINESS................................................   47
MANAGEMENT..................................................   78
CERTAIN TRANSACTIONS AND RELATIONSHIPS......................   90
PRINCIPAL STOCKHOLDERS......................................   97
DESCRIPTION OF CAPITAL STOCK................................  100
LEGAL MATTERS...............................................  106
EXPERTS.....................................................  106
WHERE YOU CAN FIND MORE INFORMATION.........................  107
INDEX TO OUR CONSOLIDATED FINANCIAL STATEMENTS..............  F-1

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                               PROSPECTUS SUMMARY

     This summary highlights more detailed information and financial statements contained later in this prospectus. This summary does not contain all of the information that you should consider with respect to owning the shares or options. You should read the entire prospectus carefully, especially the risks of holding the shares discussed under "Risk Factors."

                                 KNOLOGY, INC.

     We are a rapidly-growing facilities-based provider of bundled broadband communications services to residential and small business customers in the southeastern United States. Our current service offerings include cable television, local and long-distance telephone and high-speed Internet access, which we also refer to throughout this prospectus as video, voice and data services. We deliver our services through advanced hybrid fiber/coaxial networks and believe that our capability to deliver multiple services to any given customer provides us with a competitive advantage. Our strategy is to become the leading single-source provider of video, voice and data services to residential and small business customers in each of our markets by offering individual or bundled service options through our integrated network, which includes "last mile" connectivity. We believe that we are one of the first facilities-based providers of bundled video, voice and data services to focus on the residential and small business markets in the United States, and that we are the first competitive provider of these services in our target markets. For the year ended December 31, 1999, we generated revenues of approximately $66.7 million.

     Our initial hybrid fiber/coaxial networks are in select mid-sized markets in the southeastern United States, including: Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta and Columbus, Georgia; and Charleston, South Carolina. We entered these markets based on specific criteria, including favorable demographic profiles, population densities and our ability to be the first provider of bundled broadband services. In each of these markets, we provide a full suite of analog and digital cable television, local and long-distance telephone and high-speed Internet access services. We also currently provide local telephone services and broadband services throughout the Georgia/Alabama border area known as the valley, which includes Lanett and Valley, Alabama and West Point, Georgia.

     We plan to continue to expand our network into additional mid- to large-sized markets in the southeastern United States. We have been awarded a franchise in Knoxville, Tennessee, and have applied for franchises in Nashville, Tennessee and in Lexington and Louisville, Kentucky. If we are awarded these franchises, our total market territory will increase from approximately 645,000 homes to more than 1.25 million homes. We plan to selectively expand into new markets thereafter. Our strategy is to capitalize on competitive opportunities in selected markets where factors such as market demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop, own and operate advanced hybrid fiber/coaxial networks.

     Our advanced hybrid fiber/coaxial networks are designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services. Our networks also have a significant amount of excess capacity that will be available for the introduction of new products. To optimize the utilization of our network and our return on invested capital, we also provide access to our networks and various network-related services to other telecommunications carriers. We refer to these services as broadband carrier services. Other Internet service providers lease our broadband carrier services to provide high-speed Internet access, and other telephone companies also lease our broadband carrier services.

     Because we deliver a variety of services to our customers, we report the total number of connections for video, voice and data services. For example, a single customer who purchases cable television, local telephone and Internet access services would count as three connections. From December 31, 1997 to December 31, 1999, the number of connections for video, voice and data services increased more than 142% from 57,234 to 138,713, including through acquisitions. As of December 31, 1999, our network passed 305,773 homes and we had a total of 138,713 connections for video, voice and data services, including 130,805 on-net connections. For the year ended December 31, 1999, video, voice and data services accounted for 53%, 43% and 4% of our consolidated revenue, respectively.

     We have extensive operating experience in the video, voice and data services industries and in the design, development and construction of telecommunications facilities, including more than five years of experience operating advanced broadband networks and more than 100 years of experience operating and upgrading telephone networks. Our management team is led by Rodger Johnson, our Chief Executive Officer, and Campbell Lanier, our Chairman and the Chairman of ITC Holding Company, Inc. Our equity sponsors include funds associated with J. H. Whitney & Co., SCANA Communications Holdings, The Blackstone Group, South Atlantic and AT&T Ventures.

STRATEGY

     Our goal is to become the leading provider of broadband communication services to residential and small business customers in our target markets. To achieve this objective, we are pursuing the following strategies:

     - exploit the "last mile" bottleneck;

     - continue constructing advanced interactive broadband networks;

     - be first to market broadband communications services;

     - target attractive mid-sized markets; and

     - provide broadband carrier services.
                            ------------------------

     We are incorporated in the State of Delaware. Our principal executive offices are located at 1241 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 645-8553. We maintain a website at www.knology.com where general
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

information about our business is available. The contents of our website are not a part of this prospectus.

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     We have determined that we will need substantial capital in the near future to fund our planned upgrades and expansion, as discussed in more detail below under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." As described in that section, we intend to seek additional capital through private and public equity and debt financings. We determined that our access to capital in the private equity market and our ability to achieve a higher per share value would be enhanced if we no longer had a single stockholder, ITC Holding, holding 90% of our capital stock.

     ITC Holding distributed the stock of KNOLOGY it held to eliminate the large block of KNOLOGY stock while allowing ITC Holding stockholders to maintain directly the interest in KNOLOGY that they held indirectly before the distribution. ITC Holding also distributed KNOLOGY options to ITC Holding option holders so they could maintain the economic value of their ITC Holding options, which otherwise would have been diluted as a result of the stock distribution.

     See the section under the caption "The Distribution" for a fuller discussion of the background and reasons for the distribution. Please also review carefully the information under the caption "The Distribution -- Option Distribution" for a fuller description of the rationale for the option distribution and the terms of the option distribution.

TERMS OF THE DISTRIBUTION

     In the distribution, ITC Holding distributed to its stockholders and option holders all of the 43,211,531 shares of our Series A preferred stock and options to purchase 6,258,036 shares of our Series A preferred stock held by ITC Holding. The distribution was made on February 4, 2000 for option holders and on February 7, 2000 for stockholders.

     In the distribution, option holders received an option to purchase 1.09153 shares of our Series A preferred stock, for every option to purchase one share of common stock of ITC Holding that they owned with a cash payment of $4.75 per share for any options to purchase a fractional share of Series A preferred stock.

     The aggregate exercise price of the KNOLOGY options each holder received was 18.6704% of the exercise price of the holder's ITC Holding option. This percentage was determined by the ITC Holding board of directors as of the time of the distribution based upon the percentage of the value of ITC Holding attributable to KNOLOGY. The exercise price of each ITC Holding option was decreased to 81.3296% of its original exercise price.
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

KNOLOGY STOCK AND OPTIONS DISTRIBUTED IN THE DISTRIBUTION CANNOT EASILY BE TRANSFERRED

     The securities that you received in the distribution are not traded on any stock exchange or quoted on the Nasdaq Stock Market or any other established trading market. They are also subject to restrictions on transfer described below under the caption "Description of Capital Stock."

THE DISTRIBUTION MAY HAVE INCOME TAX CONSEQUENCES TO YOU

     The following summarizes the material federal income tax consequences of the distribution. You should review this section carefully.

   Material Federal Income Tax Consequences of the Option Distribution to ITC Holding Option Holders

     The tax treatment of the option holders was not the subject of the IRS rulings.

     We have received an opinion from Arthur Andersen LLP, KNOLOGY's independent accountants, in connection with the issuance of the KNOLOGY options.

     The tax opinion provides as follows:

     1. What was the federal tax effect of the distribution of KNOLOGY stock options to ITC Holding employees who held ITC Holding incentive stock options?

     - The distribution of KNOLOGY stock options to ITC Holding employees holding ITC Holding incentive stock options was not a taxable event.

     - The KNOLOGY stock options distributed were more likely than not incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

     - If the IRS were to recharacterize the KNOLOGY stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

     - Even if the KNOLOGY stock options distributed are incentive stock options, they will become nonqualified options on May 4, 2000 (three months after the distribution). The conversion to a nonqualified stock option will not be a taxable event. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

     2. What was the federal tax effect of the distribution of KNOLOGY stock options to KNOLOGY employees who hold ITC Holding incentive stock options?
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

     - The distribution of KNOLOGY stock options to KNOLOGY employees holding ITC Holding incentive stock options was not a taxable event.

     - The KNOLOGY options distributed should be incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

     - If the IRS were to recharacterize the KNOLOGY stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

     3. What was the federal tax effect of the distribution of the KNOLOGY stock options to nonemployees and employees of ITC Holding and KNOLOGY holding nonqualified stock options?

     - The distribution of KNOLOGY stock options to nonemployees and employees holding nonqualified stock options of ITC Holding was not a taxable event.

     - The KNOLOGY stock options are treated as nonqualified stock options. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

     Based on the existing Internal Revenue Code and tax regulations, Arthur Andersen LLP has issued a "more likely than not" opinion on whether the options are incentive stock options in the first item above and a "should" opinion on whether the options are incentive stock options in the remaining items above. Arthur Andersen LLP is not able to issue a "will" opinion since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service (including revenue rulings and revenue procedures) are not identical to facts and circumstances pertaining to the transactions of ITC Holding and KNOLOGY. However, Arthur Andersen LLP is unaware of the IRS making an argument inconsistent with its opinion in the context of a transaction such as the distribution. In addition, since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service (including revenue rulings and revenue procedures) do not specify whether or not a particular regulation applies to the specifics of the distribution, and the IRS may interpret the regulation as applying to the distribution, Arthur Andersen is not able to provide a "should" opinion on whether the options are incentive stock options in the first item above.

     The potential tax consequences for holders of options and the related risks are discussed in detail below under the caption "Material Federal Income Tax Consequences of the Distribution." That section also contains a discussion of the tax treatment of incentive stock options and nonqualified stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary consolidated financial data. The summary financial data set forth below should be read in conjunction with the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and related notes, and other financial data included elsewhere in this prospectus. See note 1 to our financial statements regarding the reorganization.

                                                                YEAR           YEAR           YEAR
                                                               ENDED          ENDED          ENDED
                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                1997         1998(A)          1999
                                                            ------------   ------------   ------------
STATEMENT OF OPERATIONS DATA:
Operating revenues........................................  $ 17,633,313   $ 45,132,522   $ 66,720,929
Operating expenses:
  Cost of services........................................     3,121,108     16,796,593     26,964,519
  Selling, operations and administrative..................     9,498,461     33,266,292     45,960,263
  Depreciation and amortization...........................     2,781,800     17,326,895     40,970,149
                                                            ------------   ------------   ------------
         Total operating expenses.........................    15,401,369     67,389,780    113,894,931
                                                            ------------   ------------   ------------
Operating income (loss)...................................     2,231,944    (22,257,258)   (47,174,002)
                                                            ------------   ------------   ------------
Other expense, net........................................    (2,048,506)   (18,645,199)   (32,837,223)
                                                            ------------   ------------   ------------
Income (loss) before minority interest, income tax
  (provision) benefit and cumulative effect of a change in
  accounting principle....................................       183,438    (40,902,457)   (80,011,225)
Minority interest.........................................            --     13,294,079      3,267,653
Income tax (provision) benefit............................    (1,010,779)     5,631,618     19,697,270
Cumulative effect of a change in accounting principle.....            --       (582,541)            --
                                                            ------------   ------------   ------------
Net income (loss).........................................      (827,341)   (22,559,301)   (57,046,302)
Subsidiary preferred stock dividends......................    (4,193,276)    (1,424,222)    (1,744,703)
                                                            ------------   ------------   ------------
Net income (loss) attributable to common stockholders.....  $ (5,020,617)  $(23,983,523)  $(58,791,005)
                                                            ============   ============   ============
PER SHARE DATA:
Basic and diluted net income (loss) attributable to common
  stockholders............................................  $ (50,206.17)  $(239,835.23)  $     (11.45)
Basic and diluted weighted average number of common shares
  outstanding.............................................           100            100      5,132,653
OTHER FINANCIAL DATA:
Capital expenditures......................................  $  1,727,079   $120,227,057   $ 87,386,231
Cash provided by operating activities.....................     3,680,116     23,035,488      2,235,335
Cash used in investing activities.........................   (22,223,940)   (34,586,803)   (29,316,194)
Cash provided by financing activities.....................    18,726,407     16,083,187     29,740,547
EBITDA(b).................................................     2,509,854      8,564,129      2,829,134
Ratio of earnings to fixed charges(c).....................          1.03             --             --
Insufficient earnings to cover fixed charges..............            --   $ 27,608,378   $ 76,743,572

                                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                 1997           1998           1999
                                                             ------------   ------------   -------------
BALANCE SHEET DATA:
Working capital............................................  $(1,240,180)   $ 49,965,918   $ 15,664,483
Property and equipment, net................................   11,260,846     211,885,668    273,896,831
Total assets...............................................   30,196,492     374,680,811    400,333,810
Long-term debt, including accrued interest.................           --     276,178,820    331,012,181
Total liabilities..........................................    6,656,317     314,414,049    357,684,385
Minority interest..........................................           --       3,267,653             --
Retained earnings (accumulated deficit)....................    3,181,179     (20,802,344)   (79,593,349)
Total stockholders' equity.................................   23,540,175      54,512,149     37,923,360

---------------
(a) See note 9 to our financial statements, Cable Alabama acquisition, for further information regarding presentation.
(b) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. While EBITDA should not be construed as a substitute for operating income (loss) as a measure of performance or as a better measure of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is a measure commonly used in our industry and is included herein because we believe EBITDA provides relevant and useful information to our investors. Since the elements of EBITDA are determined using the accrual basis of accounting and EBITDA excludes the effects of capital and financing related costs, investors should use it to analyze and compare companies on the basis of operating performance. We utilize and have disclosed EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditures and working capital requirements; to incur additional indebtedness; and to fund continuing growth. EBITDA may not necessarily be calculated comparably with similarly titled measures for other companies. Additionally, we do not currently believe that there are any legal or functional requirements that limit management's discretionary use of funds depicted by EBITDA.
(c) Earnings consist of income before preferred stock dividends, income taxes, plus fixed charges. Fixed charges consist of interest charges and the portion of rent expense under operating leases representing interest, which is estimated to be 1/3 of such expense.
                                        6
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                                  RISK FACTORS

     The securities being distributed pursuant to this prospectus involve a high degree of risk, including those risks described below.

WE HAVE LOST MONEY ON OUR OPERATIONS TO DATE, AND WE EXPECT TO LOSE MORE MONEY DURING THE NEXT SEVERAL YEARS.

     As of December 31, 1999, we had an accumulated deficit of $79.6 million. We expect to incur net losses and negative cash flow during the next several years as we build our networks. Our ability to generate profits and positive cash flow will depend in large part on our ability to obtain enough subscribers for our services to offset the costs of constructing and operating our networks. If we cannot achieve operating profitability or positive cash flows from operating activities, our business, financial condition and operating results will be adversely affected.

THE SIGNIFICANT AMOUNT OF DEBT WE HAVE COULD HARM OUR BUSINESS.

     As of December 31, 1999, we had $331 million of debt, including accrued interest, and our stockholders' equity was $37.9 million. We anticipate that we will incur more debt as we expand our existing networks and move into new markets in the future.

     Our debt could adversely affect our business in a number of ways, as:

     - we have to spend a significant amount of our available funding to pay interest and repay principal on debt;

     - we may have trouble obtaining future financing;

     - we may have limited flexibility in planning for or reacting to changes in our business;

     - we may have more debt relative to our competitors, which may place us at a disadvantage; and

     - we may be more vulnerable to any economic downturn.

     Our earnings were not sufficient to cover our fixed charges in 1999. We will need to grow and generate profits in order to generate the cash to repay our debt. If we cannot meet our debt payments, we may need to seek additional financing or sell some of our assets, which would adversely affect our business, operations and the value of our company.

RESTRICTIONS ON OUR BUSINESS IMPOSED BY OUR DEBT AGREEMENTS COULD LIMIT OUR GROWTH OR ACTIVITIES.

     Our indenture and credit facility agreements place operating and financial restrictions on us and our subsidiaries. These restrictions affect our and our subsidiaries' ability to:

     - incur additional debt;

     - create liens on our assets;
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

     - use the proceeds from any sale of assets; and

     - make distributions on or redeem our stock.

     In addition, our credit facility requires us to maintain certain financial ratios. These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our interest. If we violate any of these restrictions, we could be in default under one or both of these agreements and be required to repay our debt immediately rather than at the maturity of the debt.

FAILURE TO OBTAIN ADDITIONAL FUNDING WOULD LIMIT OUR ABILITY TO EXPAND OUR BUSINESS.

     We expect to spend approximately $200 million during the next three years to expand or upgrade our Panama City, Augusta, Charleston and Huntsville networks. In addition we plan to expand into new cities where we do not currently have networks. If we expand to these new cities, we estimate the cost of constructing and implementing networks in additional cities at approximately $75 million to $100 million per 100,000 homes. Actual costs may exceed this estimate. We will need significant additional financing to complete this expansion and upgrade, to expand into additional cities, for new business activities and for any additional acquisitions. We may not be able to obtain additional funding from other sources, such as banks, on favorable terms or at all. If we cannot obtain sufficient funds we may be required to defer or abandon our expansion plans, which could limit our growth and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

WE MAY ENCOUNTER DIFFICULTIES EXPANDING INTO ADDITIONAL MARKETS.

     To expand into additional cities we will have to obtain pole attachment agreements, construction permits, franchises and other regulatory approvals. Delays in receiving the necessary construction permits and in conducting the construction itself have adversely affected our schedule in the past and could do so again in the future. Further, we may face resistance from competitors who are already in these markets. A competitor may oppose or delay our franchise application or our request for pole attachment space. These difficulties could harm the development of our business in new markets.

COMPETITION FROM OTHER TELEVISION PROVIDERS COULD CAUSE US TO LOSE SUBSCRIBERS.

     To be successful, we will need to attract cable television subscribers away from our competitors. We often are not the first cable television provider in our markets, and we have to compete with other companies that have long-standing customer relationships with the residents in these areas. Some of our competitors have other competitive advantages over us, such as greater experience, resources, marketing capabilities and name recognition. In addition, a continuing trend toward business combinations and alliances in the cable television area and in the telecommunications industry as a whole may create significant new competitors for us. In providing television service, we currently compete with AT&T Cable Services, Comcast Cable Communications, Time

Warner Cable, Mediacom and Charter Communications, Inc. We also compete with satellite television providers DirecTV and Echostar. Our other competitors include:

     - other cable television providers;

     - broadcast television stations;

     - other satellite television companies;

     - wireless cable services; and

     - private satellite dishes.

     We expect in the future to compete with telephone companies providing cable television service within their service areas.

     New legislation will allow satellite providers to offer local programming. This could reduce our current advantage over satellite providers in this area and hurt our ability to attract and maintain subscribers.

COMPETITION FROM OTHER TELEPHONE SERVICE PROVIDERS COULD CAUSE US TO LOSE CUSTOMERS.

     In providing local and long distance telephone services, we compete with the incumbent local phone company in each of our markets. We are not the first provider of telephone services in most of our markets, and we have to convince people in our markets to switch from other telephone companies to us. BellSouth is the incumbent local phone company and is a particularly strong competitor in our current markets and throughout the southeastern United States where we hope to expand. We also compete with long distance phone companies such as AT&T, MCI WorldCom and Sprint. Our other competitors include:

     - independent or competitive local exchange carriers, which are local phone companies other than the incumbent phone company that provide local telephone services and access to long distance services over their own networks or over networks leased from other companies;

     - regional Bell operating companies other than BellSouth;

     - wireless telephone carriers; and

     - utility companies.

COMPETITION FROM OTHER PROVIDERS OF INTERNET SERVICES COULD CAUSE US TO LOSE SUBSCRIBERS OR HINDER THE GROWTH OF OUR INTERNET SERVICES.

     Providing Internet access services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have competitive advantages over us, such as greater experience, resources, marketing capabilities and stronger name recognition.

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

     In providing Internet access services, we compete with:

     - traditional dial-up Internet service providers;

     - providers of satellite-based Internet services;

     - other long distance telephone companies; and

     - cable television companies.

     Other technologies also offer high-speed, high capacity connections to the Internet. We will compete with companies offering broadband connections such as DirecPC, one of the principal providers of satellite-based Internet services in the United States; long distance telephone companies such as AT&T and MCI WorldCom; traditional dial-up Internet service providers; and cable modem services such as Excite@Home, a joint venture among several major cable companies.

OUR PROGRAMMING COSTS ARE INCREASING, WHICH COULD REDUCE OUR CASH FLOW AND OPERATING MARGINS.

     Programming has been our largest single operating expense item and we expect this to continue. In recent years, the cable industry has experienced a rapid increase in the cost of programming, particularly sports programming. This increase may continue and we may not be able to pass programming costs increases on to our customers. In addition, as we increase the channel capacity of our systems and add programming to our basic and expanded basic programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. The inability to pass programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins.

PROGRAMMING EXCLUSIVITY IN FAVOR OF OUR COMPETITORS COULD ADVERSELY AFFECT THE DEMAND FOR OUR CABLE SERVICES.

     We obtain our programming by entering into contracts or arrangements with cable programming vendors. A cable programming vendor may enter into an exclusive arrangement with one of our cable television competitors. This would create a competitive advantage for the cable television competitor by restricting our access to programming. Each of AT&T Cable Services, Comcast Cable Communications and Time Warner Cable has entered into exclusivity arrangements with the WeB channel, which is the distribution channel for WB programming, in different markets. We provide programming in each of these markets as well, and these exclusivity arrangements restrict our access to programming. Limiting our ability to offer certain programming on our cable television systems may adversely affect the demand for our cable services.

IF WE ARE NOT ABLE TO MANAGE OUR GROWTH, OUR BUSINESS WILL BE HARMED.

     Our ability to grow will depend, in part, upon our ability to:

     - successfully implement our strategy;

     - evaluate markets;

     - secure financing;

     - construct facilities;

     - obtain any required government authorizations; and

     - hire and retain qualified personnel.

     In addition, as we increase our service offerings and expand our targeted markets, we will have additional demands on our customer support, sales and marketing, administrative resources and network infrastructure. If we cannot effectively manage our growth, our business and results of operations will be harmed.

ACQUISITIONS AND JOINT VENTURES COULD STRAIN OUR BUSINESS AND RESOURCES.

     If we acquire existing companies or networks, or enter into joint ventures, we may be subject to:

     - miscalculation of the value of the acquired company or joint venture;

     - diversion of resources and management time;

     - difficulties in integration of the acquired business or joint venture with our operations;

     - relationship issues as a result of changes in management;

     - additional liabilities or obligations as a result of the acquisition or joint venture; and

     - additional financial burdens or dilution incurred with the transaction.

     Additionally, ongoing consolidation in the telecommunications industry may be shrinking the number of attractive acquisition targets.

WE OPERATE OUR NETWORKS UNDER FRANCHISES THAT ARE SUBJECT TO NON-RENEWAL OR TERMINATION, EITHER OF WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     Our networks generally operate pursuant to franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Often, franchises are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority's regulations. Further, franchises generally have fixed terms and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either past performance or the prospective operating proposal to be inadequate. Our franchises for Montgomery, Columbus, Panama City, Augusta, Charleston, Huntsville, Knoxville and the Georgia/Alabama border area will expire in March 2005, March 2009, July 2007, January 2013, April 2013, March 2006, April 2010 and January 2013, respectively. If one of our franchises is not renewed or terminated, our business will be harmed.

IF WE ARE NOT ABLE TO OBTAIN AND RENEW OUR FRANCHISES IN A TIMELY MANNER AND ON ACCEPTABLE TERMS AND CONDITIONS, OUR BUSINESS WILL BE HARMED.

     Our business depends on our ability to obtain and renew our franchises in a timely manner and on acceptable terms and conditions. We cannot predict whether we will obtain franchises in new cities on terms that will make construction of a network and provision of broadband communications services economically attractive for us.

SINCE WE OPERATE OUR SYSTEMS UNDER FRANCHISES THAT ARE NON-EXCLUSIVE, LOCAL FRANCHISING AUTHORITIES CAN GRANT ADDITIONAL FRANCHISES AND CREATE MORE COMPETITION FOR US IN OUR MARKETS.

     Our franchises are non-exclusive. The local franchising authorities can grant franchises to competitors who may build networks in our market areas. This could adversely affect our growth and our profitability.

LOCAL FRANCHISE AUTHORITIES HAVE THE ABILITY TO IMPOSE REGULATORY CONSTRAINTS OR REQUIREMENTS ON OUR BUSINESS, WHICH COULD INCREASE OUR EXPENSES.

     Local franchise authorities can impose regulatory constraints by local ordinance or as part of a grant or renewal of a franchise. They also may impose customer service or other requirements. This would increase our expenses in operating our business.

LOSS OF ACCESS TO OTHER COMPANIES' NETWORKS COULD IMPAIR OUR TELEPHONE SERVICE.

     We rely on other companies to provide:

     - communications capacity between our facility that switches telephone calls and our local networks;

     - long distance telephone services;

     - space at areas along our network or in switching centers to locate equipment. Since for efficiency reasons our equipment needs to be located near and often connected to similar equipment operated by other providers, which is called co-location, available space can be quite limited;

     - special network services for Internet transport requirements.

     We purchase these services from two primary vendors, Business Telecom, Inc. and ITC DeltaCom, both of which compete with us. We have a minimum annual purchase commitment of $50,000 with Business Telecom. We do not have a minimum purchase commitment with ITC DeltaCom. If we lost services from either of these companies, we would have to find another entity that could provide these services for us and may have to pay more for the same services or meet a higher minimum purchase commitment. Further, if either of these companies reduced our access to its facilities because that company did not have the capacity to provide these services to us, our business would be harmed.

LOSS OF INTERCONNECTION ARRANGEMENTS COULD IMPAIR OUR TELEPHONE SERVICE.

     We rely on other companies to connect with users of telephone service who are not our customers. We presently have access to BellSouth's telephone network under a nine-state interconnection agreement which expires in June 2000. This agreement may not be renegotiated on favorable terms, since BellSouth is our competitor. We do not plan to renew our interconnection agreement and we will have to negotiate another interconnection agreement with BellSouth. The renegotiated agreement could be on terms less favorable than our current terms.

     It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation over the next several years, which could have a negative impact on our interconnection agreement with BellSouth. Our ability to compete successfully in the provision of services will depend on the timing of such implementing regulations and whether they are favorable to us.

CHANGES IN DEMAND FOR OUR TELEPHONE SERVICES COULD HARM OUR BUSINESS.

     We could be affected by changes in demand for our local and long distance telephone services, including:

     - traditional telephone services;

     - premium telephone services;

     - additional access lines per household;

     - billing and collection services; and

     - local competition in the Georgia/Alabama border area.

     Any downturn in demand will harm our business, profitability and growth prospects. In addition, recent price decreases and promotional activities by major long distance carriers could have a material adverse impact on our cash flow and margins.

WE DO NOT KNOW THE DEMAND FOR OUR BUNDLED COMMUNICATIONS SERVICES.

     Our plan to provide bundled broadband communications services is fairly new and untested. It could be unsuccessful due to:

     - competition;

     - pricing;

     - regulatory uncertainties; or

     - operating and technical difficulties.

In addition, the demand for some of our planned broadband communications services, either alone or as part of a bundle, cannot readily be determined. Our business could be adversely affected if demand for bundled services is materially lower than we expect.

FUTURE TECHNOLOGICAL DEVELOPMENTS MAY HURT OUR BUSINESS.

     Future technological developments may reduce our network's competitiveness or require expensive and time-consuming upgrades or additional equipment. In addition, we may be required to select in advance one technology over another and may not choose the technology that turns out to be the most economic, efficient or attractive to customers.

WE DEPEND UPON A VERY SMALL NUMBER OF SUPPLIERS FOR OUR CABLE EQUIPMENT.

     Since the cable equipment industry is a consolidated industry, there are relatively few manufacturers of cable equipment. We purchase digital cable equipment from a supplier who has informed us that it may decide not to sell equipment to us in some new markets. If we are unable to resolve this issue, or if we are unable to secure an alternate source of digital cable equipment on equivalent terms, our ability to expand into these markets may be impaired.

WE HAVE EXPERIENCED DIFFICULTY ENGAGING SUFFICIENT CONSTRUCTION CONTRACTORS AND OUR CONSTRUCTION COSTS ARE INCREASING.

     The expansion and upgrade of our existing networks and the development of future networks require us to hire construction contractors. We could have difficulty hiring experienced contractors because of increases in demand for cable construction services. Our construction costs may increase significantly over the next few years as demand for cable construction services continues to grow.

WE COULD BE DAMAGED BY THE LOSS OF OUR KEY PERSONNEL.

     Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain "key man" insurance on, these or any other employees. As we have numerous new employees resulting from our recent growth, we are particularly dependent upon our management and longer-term employees who are familiar with our company and our needs and can train our new hires.

SINCE OUR BUSINESS IS CONCENTRATED IN SPECIFIC GEOGRAPHIC LOCATIONS, OUR BUSINESS COULD BE HURT BY A DEPRESSED ECONOMY IN THESE AREAS.

     We provide our services to areas in Alabama, Georgia, Florida and South Carolina, which are all in the southeastern United States. Our networks are built in small to mid-sized markets. A stagnant or depressed economy in the southeastern United States could affect all of our markets, and our entire business and profitability would be damaged.

OUR SERVICE NETWORK OR OTHER FACILITIES COULD BE DAMAGED BY NATURAL CATASTROPHE.

     Our success depends on the efficient and uninterrupted operation of our communications services. Our networks are attached to poles and other structures in our service areas, and our ability to provide service depends on the availability of electric power. A tornado, hurricane, flood or other catastrophic event in one of these areas could damage our network, interrupt our service and harm our business in the affected area. In addition, many of our markets are close together, and a single natural disaster could damage several of our networks.

WE COULD BE HURT BY FUTURE INTERPRETATION OR IMPLEMENTATION OF REGULATIONS.

     The current communications and cable legislation is complex and in many areas sets forth policy objectives to be implemented by regulation.

     There are proposals before the United States Congress and the Federal Communications Commission to require all cable operators to make a portion of their cable systems' capacity available to other Internet service providers, such as telephone companies. AT&T recently announced that it would open its systems to competing Internet service providers, including EarthLink, with which it already has entered into an agreement. Certain local franchising authorities are considering or have already approved similar open access requirements. If regulators decide to require us to provide competing telephone or Internet service providers with access to our broadband networks, much of the competitive advantage we have from owning our own networks could be eliminated. Competing Internet service providers could stream video over their systems, in direct competition with our programming services. Our interconnection agreements, which we depend on to reach users who are not our customers, are subject to regulation by the FCC and state authorities. Unfavorable regulation that delays interconnection or increases the cost of interconnection would hurt our business.

     As stated earlier, it is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation over the next several years. Our ability to compete successfully will depend on the timing of such implementing regulations and whether they are favorable to us.

OUR RELATIONSHIPS WITH ITC HOLDING'S COMPANIES AND CERTAIN VENTURE FUNDS MAY CAUSE CONFLICTS OF INTERESTS.

     We have relationships with several of ITC Holding's subsidiaries and affiliated companies. Some of our directors are directors, stockholders, and/or officers of various ITC Holding companies. Certain venture funds are significant stockholders and also have representatives on our board of directors. When the interests of ITC Holding, other ITC Holding companies or these venture funds differ from ours, the ITC Holding companies and the venture funds act in their own respective best interests, which could be adverse to our interests.

SOME OF OUR MAJOR STOCKHOLDERS OWN STOCK IN OUR COMPETITORS AND MAY HAVE CONFLICTS OF INTEREST WITH RESPECT TO THOSE COMPANIES AND US.

     Campbell B. Lanier, the chairman of our board of directors and one of our major stockholders, owns approximately 16% of the outstanding stock of ITC DeltaCom. South Atlantic Venture Funds, another one of our major stockholders, owns approximately 4.4% of ITC DeltaCom. Additionally, AT&T venture funds own approximately 6.4% of our stock. When the interests of one of our competitors differs from ours, these stockholders may support our competitor or take other actions that could adversely affect our interests.

A SMALL NUMBER OF STOCKHOLDERS CONTROL A SIGNIFICANT PORTION OF OUR STOCK.

     Approximately 19.5% of our outstanding voting stock is beneficially owned by Campbell B. Lanier, the chairman of our board of directors, and members of Mr. Lanier's family. Our directors and executive officers as a group beneficially own 36.6% of our outstanding voting stock. Further, AT&T venture funds, SCANA Communications Holdings, Inc., J. H. Whitney IV, L.P., The Blackstone Group venture funds and South Atlantic funds beneficially own approximately 6.8%, 10.5%, 12.2%, 9.1% and 7.4% of our outstanding voting stock, respectively. As a result, these stockholders will have a significant voting power with respect to the ability to:

     - elect our directors;

     - amend our certificate of incorporation or bylaws; or

     - effect a merger, sale of assets or other corporate transaction.

     The extent of ownership by these stockholders may also discourage a potential acquirer from making an offer to acquire us. This could reduce the value of our stock.

WE HAVE ENTERED INTO A STOCKHOLDERS AGREEMENT WITH OUR SERIES B PREFERRED STOCKHOLDERS AND SOME OUR SERIES A PREFERRED STOCKHOLDERS THAT GIVES THEM RIGHTS OF FIRST REFUSAL AND PREEMPTIVE RIGHTS WHICH MAY IT MAKE IT MORE FOR DIFFICULT FOR US TO ISSUE OUR SECURITIES TO NEW INVESTORS.

     We have entered into a stockholders' agreement with our Series B preferred stockholders and some of our Series A preferred stockholders. This stockholders' agreement gives those stockholders rights of first refusal to and rights to subscribe when we offer additional stock in the future. The subscription right may inhibit our ability to conduct sales of our securities to strategic investors and limit our ability to dilute the interests of the Series B stockholders.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO ITC HOLDING OPTION HOLDERS ARE NOT COVERED BY IRS RULINGS AND ARE SUBJECT TO UNCERTAINTY.

     Uncertainty relating to a tax opinion.   The tax treatment of the ITC
Holding option holders was not the subject of any IRS rulings. A tax opinion merely represents the opinion giver's best judgment with respect to the probable outcome and may be incorrect.

     The tax opinion contains qualifications and therefore is subject to
uncertainty.   The opinion we have received from Arthur Andersen LLP, KNOLOGY's independent accountants, in connection with the proposed issuance of the KNOLOGY options is a "more likely than not" opinion on whether the options are incentive stock options in one case addressed by the opinion and a "should" opinion on whether the options are incentive stock options in the remaining cases. The opinion is therefore subject to uncertainty. Arthur Andersen LLP is not able to issue a more certain "will" opinion since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service are not identical to facts and circumstances pertaining to the distribution. In addition, since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service, including revenue rulings and revenue procedures, do not specify whether or not a particular regulation applies to the specifics of the distribution, and the IRS may interpret the regulation as applying to the distribution, Arthur Andersen is not able to provide a "should" opinion on whether the options are incentive stock options in one of the cases addressed by the opinion.

     The tax opinion identifies a risk of recharacterization of the tax
treatment of the KNOLOGY stock options.   If the tax opinion is incorrect and
the options ultimately are recharacterized by the IRS as nonqualified stock options, the tax treatment of the option will change. A taxable event would occur when the option is exercised rather than when the underlying stock is sold.

     Incentive stock options may become nonqualified three months after the distribution. Any distributed KNOLOGY incentive stock options held by other than KNOLOGY employees three months after the distribution (on May 4, 2000) will become nonqualified stock options. With a nonqualified option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

OUR TAX SEPARATION AGREEMENT WITH ITC HOLDING MAY LIMIT OUR ABILITY TO RAISE EQUITY FUNDING OR CONDUCT ACQUISITIONS FOR STOCK, AND BREACH OF THIS AGREEMENT COULD SUBJECT US TO SUBSTANTIAL DAMAGES.

     In connection with our spin-off by ITC Holding, which was completed on February 7, 2000, we entered into a tax separation agreement with ITC Holding. In the agreement, we made representations and covenants that impose limitations on our future actions. Because we could have substantial liability, up to $50 million, under the tax separation agreement if we breach our representations and covenants, we could be discouraged from entering into transactions that might result in a breach. We might not pursue any transaction that would be presumed to be part of a plan or series of related transactions which results in any cumulative 50% change of ownership within the four-year period beginning two years before the date of our spin-off by ITC Holding. Transactions that could involve a possible breach include an actual or constructive change of control, exceeding limits on the raising of equity capital or the use of our stock to acquire other companies. We may have to forego some growth opportunities that may occur during the two years subsequent to the spin-off, until February 7, 2002, because of our representations and covenants.

WE ARE NO LONGER ABLE TO RELY ON ITC HOLDING FOR ACCESS TO CAPITAL.

     When we were a subsidiary of ITC Holding, we had access to capital that we may not have as a stand-alone company. Since the spin-off was completed on February 7, 2000, we no longer have access to capital through ITC Holding, and it is less likely that ITC Holding will be willing to provide financing to us or enter into other transactions with us. In the past, ITC Holding has contributed equity to us and has lent money to us. We can no longer rely on financing from ITC Holding, and we must depend on our own resources.

ANTI-TAKEOVER PROVISIONS IN DELAWARE LAW AND OUR CHARTER DOCUMENTS COULD MAKE IT HARD FOR A THIRD PARTY TO ACQUIRE US.

     As a Delaware company we are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a third party or a significant stockholder from acquiring control of us. In addition, our charter and bylaws may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving our company. Any of these anti-takeover provisions could lower the market price of our stock. No active market for our stock exists.

NO TRADING MARKET EXISTS FOR OUR SECURITIES, AND OUR SECURITIES ARE SUBJECT TO TRANSFER RESTRICTIONS.

     Our stock is not traded on any stock exchange or quoted on the Nasdaq Stock Market or any other established trading market, and no market makers currently make a market in our stock. We do not expect that an active public market for our stock will develop after the distribution. In addition, all shares of our stock are subject to transfer restrictions. If one of our stockholders decides to sell his shares of our stock, he must first offer those shares to us to purchase before he can offer the shares to a third party. With the lack of an active public market for our stock and our rights of first refusal on the sale of our stock, your ability to sell our securities will be limited.

ALTHOUGH OUR STOCK IS NOT PUBLICLY TRADED, THE VALUE OF OUR STOCK COULD BE HURT BY SUBSTANTIAL PRICE FLUCTUATIONS.

     The value of our capital stock could be subject to sudden and material increases and decreases, even though it is not publicly traded. The value of our stock could fluctuate in response to:

     - our quarterly operating results;

     - changes in our business;

     - changes in the market's perception of our bundled services;

     - changes in the businesses or market perceptions of our competitors; and

     - changes in general market or economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the value of securities of many companies. The changes often appear to occur without regard to specific operating performance. The value of our capital stock could increase or decrease based on change of this type. These fluctuations could materially reduce the value of our stock.

IF WE ISSUE MORE STOCK IN FUTURE OFFERINGS, THE PERCENTAGE OF OUR STOCK THAT OUR STOCKHOLDERS OWN WILL BE DILUTED.

     As of February 29, 2000, we had 6,476 shares of common stock, 48,462,499 shares of Series A preferred stock and 21,180,131 shares of Series B preferred stock outstanding. We also had outstanding on that date options to purchase 7,138,104 shares of common stock and 5,830,446 shares of Series A preferred stock as well as warrants to purchase 994,962 shares of Series A preferred stock. Future stock issuances also will reduce the percentage ownership of our current stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business," as well as other places in this prospectus. Statements in this document that are not historical facts are "forward-looking statements." Such forward-looking statements include those relating to:

     - plans to develop future networks and upgrade facilities;

     - the market opportunity presented by markets we have targeted;

     - future business developments;

     - the current and future markets for our services and products;

     - our anticipated capital expenditures;

     - our anticipated sources of capital;

     - the effects of regulatory reform on our business;

     - competitive and technological developments;

     - possible acquisitions and alliances; and

     - projected revenues, liquidity, interest costs and income.

     The words "estimate," "project," "intend," "expect," "believe," "may," "could" and similar expressions are intended to identify forward-looking statements. Wherever they occur in this prospectus or in other statements attributable to us, forward-looking statements are necessarily estimates reflecting our best judgment. However, these statements still involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed under "Risk Factors" beginning on page 6. We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements.

                                THE DISTRIBUTION

TERMS OF THE DISTRIBUTION

     In the distribution, ITC Holding distributed to its stockholders and option holders all of its 43,211,531 shares of our Series A preferred stock and options to purchase 6,258,036 shares of our Series A preferred stock. ITC Holding no longer owns any shares of our capital stock or options to purchase any of our stock.

     Rationale of the Option Distribution.   The ITC Holding options were all
issued to employees of ITC Holding or its subsidiaries and, in a few cases, to nonemployee directors or consultants, in connection with the performance of services. Pursuant to the terms of the ITC Holding options, adjustments are to be made to maintain the value of the options if a transaction such as the distribution of our stock by ITC Holding occurs.

     ITC Holding determined that, with respect to each option holder, the adjustment for the distribution would take the form of

     - the distribution of an option to purchase 1.09153 shares of our Series A preferred stock for each option to purchase one share of ITC Holding common stock held prior to the distribution, and

     - the adjustment of the exercise price of the options to purchase the ITC Holding common stock held prior to the distribution such that the aggregate spread in the options to purchase ITC Holding stock and the options to purchase our stock is equal to the aggregate spread in the options to purchase the ITC Holding stock immediately prior to the distribution. The aggregate spread means the aggregate difference between the exercise price and the fair market value of the stock underlying the options at the time of the distribution.

     The ITC Holding Option Holders.   The holders of outstanding ITC Holding
options at the time of the distribution were generally current and former employees of ITC Holding, its various subsidiaries or its former subsidiaries. A few options were held by current or former nonemployee directors or consultants to ITC Holding, its subsidiaries or its former subsidiaries.

     ITC Holding did not wish its employees and other option holders to suffer dilution in the value of their options as a result of the distribution, or to create an incentive for option holders to exercise their ITC Holding options prior to the distribution. ITC Holding therefore made a special distribution of the KNOLOGY options to ITC Holding option holders and adjusted the exercise price of ITC Holding options held prior to the distribution.

     Terms of the Option Distribution.   ITC Holding is distributed to each of
the 861 ITC option holders as of December 15, 1999 an option to purchase 1.09153 shares of our Series A preferred stock for each option to purchase one share of ITC Holding common stock then outstanding. The exercise price of each of these options was determined by ITC Holding by multiplying the percentage of ITC Holding's value attributed to us for purposes of the distribution, 18.6704%, by the exercise price of the ITC option to which the KNOLOGY option relates. This determination was made under the ITC Holding option plan or option agreements under the authority of the ITC Holding board of directors, and any authorized committee of that board, to make appropriate adjustments under that plan or option agreements. The option agreements evidencing the KNOLOGY options distributed in the distribution reflected this determination.

     The percentage of the value of ITC Holding attributable to us for purposes of the distribution was 18.6704%. Accordingly, the exercise price of each KNOLOGY option is 18.6704% of the exercise price of the holder's ITC Holding option. The exercise price of the ITC Holding option has been decreased by that amount to 81.3296% of its original exercise option price.

     ITC Holding did not issue any fractional interests in our options as part of the distribution. Cash in the amount of $4.75 per share was paid in lieu of fractional options.

     Since the option holder is intended to have the same economic value and rights after the distribution as before, the provisions of the KNOLOGY option being distributed resembles closely those of the ITC Holding option held prior to the distribution. The option terms for vesting and expiration of each individual KNOLOGY option match the terms of the existing ITC Holding option to which it related. KNOLOGY options relating to older ITC Holding options generally are more fully vested and expire sooner, and KNOLOGY options relating to more recently granted ITC Holding options generally are less fully vested and expire later.

     The KNOLOGY, Inc. spin-off plan.   The KNOLOGY options are covered by a
stock option plan, the KNOLOGY, Inc. spin-off plan, created solely for the options covered by the distribution. The KNOLOGY, Inc. spin-off plan is substantively the same as the ITC Holding stock option plan under which the ITC Holding stock options were granted. The plan is solely for holders of outstanding but unexercised ITC Holding options who received options in the distribution. We have 6,258,036 shares of our Series A preferred stock reserved for use under the plan. The effective date of the plan was December 22, 1999.

     For purposes of the KNOLOGY, Inc. spin-off plan, an optionee who is employed by or provides services to ITC Holding or ITC DeltaCom, Inc. or any of their respective or any of its affiliates immediately following the distribution and who continues to be employed by or provide services to such company or any of its affiliates following the distribution will not be considered to have terminated employment with our company.

     No option granted under the KNOLOGY, Inc. spin-off plan is transferable by an optionee, and each option is exercisable during an optionee's lifetime only by the optionee. Our board of directors will adjust the number of shares of stock reserved under the KNOLOGY, Inc. spin-off plan, the number of shares of stock underlying options granted under the plan and the exercise price of such options to reflect any recapitalization, reclassification, stock split, stock dividend or a similar transaction.

     If we agree to sell substantially all of our assets or agree to a merger, consolidation, or other corporate transaction in which our stock is converted into another security, and the transaction agreement does not provide for the assumption or substitution of the options granted under the KNOLOGY, Inc. spin-off plan, our board of directors may decide to cancel the options granted under the plan. If our board of directors cancels these options, an optionee will receive the same consideration he or she otherwise would receive as one of our shareholders in connection with such transaction, as if he or she had exercised his or her options.

     Our board of directors may amend the KNOLOGY, Inc. spin-off plan from time to time to the extent that the board deems the amendment necessary or appropriate. Our board of directors will not have the right unilaterally to modify, amend or cancel any option that has been granted unless

         - the optionee consents in writing to the modification, amendment or cancellation; or

         - there is a dissolution or liquidation of KNOLOGY or a sale or merger as described above.

     Acquisition of the KNOLOGY options by ITC Holding.   As discussed above,
the economic effect of the option distribution was essentially to split the ITC Holding options held prior to the distribution into two parts, a modified ITC Holding option and a KNOLOGY option that collectively have the same value as the ITC Holding option held prior to the distribution. However, ITC Holding does not have the power to grant KNOLOGY options and had to obtain them from KNOLOGY to carry out the option distribution.

     In many spin-offs, the parent company owns 100% of the subsidiary being spun off and simply causes the subsidiary to issue options to the parent company's option holders. In this case, since KNOLOGY has stockholders other than ITC Holding, ITC Holding purchased the options from KNOLOGY for fair value.

     ITC Holding, through its subsidiary InterCall, acquired the KNOLOGY options that it distributed to you by converting a loan to KNOLOGY into options. In December 1999, InterCall, an ITC Holding subsidiary, entered into a loan agreement with KNOLOGY under which InterCall loaned KNOLOGY approximately $29.7 million. The note issued under the loan agreement provided that InterCall could elect, in lieu of repayment, to convert the amount outstanding under the note into options to purchase shares of KNOLOGY Series A preferred stock. Prior to the distribution the entire amount of the note was converted into options to purchase 6,258,036 shares of KNOLOGY Series A preferred stock. InterCall distributed the KNOLOGY options to ITC Holding, which then distributed them to ITC Holding option holders in the distribution.

     As mentioned above, ITC Holding needed to set an appropriate exercise price for each KNOLOGY option to effect the allocation of the aggregate exercise price of the ITC Holding option held prior to the distribution over the modified ITC Holding option and a KNOLOGY option. ITC Holding also needed to ensure that the option terms for vesting and termination for each individual KNOLOGY option, and all the other provisions of the option, matched the terms of ITC Holding options held prior to the distribution to which they relate. The note therefore provides that ITC Holding has the right to specify the terms of the KNOLOGY options, including the exercise price and option terms for vesting and termination.

     Residual Note.   When InterCall converted its loan into KNOLOGY options and assigned them to ITC Holding, ITC Holding received a residual note which provides that KNOLOGY will pay to ITC Holding any proceeds received by KNOLOGY from the exercise of KNOLOGY options distributed in the option distribution. In the event of a cashless exercise of any of the KNOLOGY options, KNOLOGY must pay to ITC Holding in cash an amount equal to the exercise price. InterCall paid $4.75 for each share subject to a KNOLOGY option, which is the value placed on the shares underlying the options for purposes of the distribution, as discussed above. The parties agreed as part of the conversion transaction that KNOLOGY would pay the option exercise prices to ITC Holding when they were received by KNOLOGY. The residual note evidences this agreement. Under the residual note no amount is due to ITC Holding from KNOLOGY in the event of an option expiring or terminating.

ACCOUNTING TREATMENT

     Since ITC Holding has already paid the fair value per share when the options were purchased, ITC Holding will be entitled to the proceeds when the options are exercised. When the options are exercised, KNOLOGY will receive the proceeds and will issue the shares to the option holder. KNOLOGY will then remit the proceeds to ITC Holding simultaneous with the exercise of the option. If no cash proceeds are received by KNOLOGY because the option holder elects a cashless exercise, KNOLOGY will remit the exercise price of the options to ITC Holding in cash.

     If the exercise price is paid in cash or if a cashless exercise is elected and the option holder tenders KNOLOGY shares held for six months or more as consideration for the exercise price of the options, KNOLOGY will not record compensation expense but will record the fair value of shares received as consideration for the exercise price as treasury stock with a corresponding decrease in cash which results from the remittance of cash to ITC Holding for the exercise price of the options. Additionally, KNOLOGY will record a reclassification between par value of preferred stock and additional paid in capital upon exercise of the options.

     If a cashless exercise is elected and the option holder tenders KNOLOGY shares held for six months or less or tenders no shares as consideration for the exercise price of the options, KNOLOGY will record treasury stock for the fair value of shares received or retained (when no shares are tendered) and a corresponding decrease in cash which results from the remittance of cash to ITC Holding for the exercise price of the options. KNOLOGY will also record compensation expense by increasing paid in capital for the value of the net shares received by the optionee. Additionally, KNOLOGY will record a reclassification between par value of preferred stock and additional paid in capital upon exercise of the options.

     The six month time period related to the KNOLOGY shares that may be tendered as consideration for cashless exercises of the KNOLOGY options will include periods prior to the reorganization and distribution in which the option holder held ITC Holding shares because the shareholder's interest in KNOLOGY was indirectly held through their ownership of ITC Holding.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES
                              OF THE DISTRIBUTION

     The following discusses the material federal income tax consequences of the distribution for recipients or KNOLOGY options. The discussion is based on the Internal Revenue Code of 1986, as amended, all applicable U.S. Treasury regulations under the Internal Revenue Code, administrative rulings and judicial authority, all as of the date of this registration statement. All of these authorities are subject to change, and any change could affect the continuing validity of this discussion. This discussion does not cover all federal income tax consequences that may apply to all categories of option holders. All option holders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences to them of the distribution and exercise of options.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO ITC HOLDING OPTION
HOLDERS

      OVERVIEW

     Background of ITC Holding Stock Options.   ITC Holding historically granted
options to purchase stock of ITC Holding to its employees and directors in connection with the performance of services. Almost all of the ITC Holding options were granted under ITC Holding's employee and director option plans. All of the ITC Holding options were either incentive stock options or nonqualified stock options, as defined in the Internal Revenue Code and tax regulations. Employees of ITC Holding or its subsidiaries generally were granted incentive stock options, whereas directors and other nonemployees of ITC Holding were granted nonqualified stock options.

     Incentive Stock Options and Nonqualified Stock Options.   The only material
difference between an incentive stock option and an nonqualified stock option is the way it is taxed. Incentive stock options are generally not taxed to the recipient as normal compensation, even though they are compensatory in nature. Instead, upon the eventual sale of the underlying stock acquired as a result of exercise of the option, the employee recognizes capital gain for the excess of the sales price over the exercise price as long as the shares acquired through an incentive stock option are held for at least one year following exercise and are not disposed of until at least two years after the option is granted. If the holding periods for an incentive stock option are not satisfied, the employee recognizes taxable ordinary income to the extent that the value of the stock at the date of exercise exceeds the exercise price. In the case where incentive stock option treatment is attained, the difference between the value of the stock at the date of exercise and the exercise price is treated as a preference item that increases taxable income for alternative minimum tax purposes.

     In order to qualify for this favorable tax treatment, the employee must meet certain requirements. Specifically, Section 422(a) of the Internal Revenue Code provides that the holder of the incentive stock option must be an employee of the corporation, or a parent or subsidiary corporation, issuing or assuming a stock option to which
Section 424(a) of the Internal Revenue Code applies at all times during the period beginning on the date the option is granted and ending on the day 3 months before the date of such exercise. If the option holder does not meet the employment requirement, then the incentive stock option becomes an nonqualified stock option.

     A nonqualified stock option is any option that does not satisfy the statutory requirements of an incentive stock option. The recipient of a nonqualified stock option generally recognizes normal compensation equal to the difference between the fair market value of the underlying stock and the exercise price of the option on the date the nonqualified stock option is exercised.

     ITC Holding and KNOLOGY Employees.   Each ITC Holding option holder
received options to acquire shares of KNOLOGY Series A preferred stock. As a result, employees of ITC Holding hold options to purchase stock of both ITC Holding and KNOLOGY, and employees of KNOLOGY hold options to purchase stock of both ITC Holding and KNOLOGY.

     At the time of the spin-off of KNOLOGY from ITC Holding, employment relationships of incentive stock option holders changed. Employees of KNOLOGY ceased to be employees of a subsidiary of ITC Holding, since KNOLOGY is no longer an ITC Holding subsidiary. Additionally, employees of ITC Holding or its subsidiaries other than KNOLOGY remained employees of ITC Holding and its subsidiaries, but ceased to be employees of the parent company of KNOLOGY, since ITC Holding is no longer the parent company of KNOLOGY.

TAX TREATMENT OF OPTION DISTRIBUTION; TAX OPINION

     No IRS Ruling Obtained Regarding Tax Treatment.   ITC Holding received
rulings from the IRS that the distribution of KNOLOGY stock to ITC Holding stockholders as described to the IRS would qualify as a tax-free spin-off under
Section 355 of the Internal Revenue Code. The tax treatment of the option holders was not the subject of these IRS rulings.

     Tax Opinion Obtained Regarding Tax Treatment.   We received an opinion from
Arthur Andersen LLP, KNOLOGY's independent accountants, in connection with the proposed issuance of the KNOLOGY options. The entire description of tax consequences for holders of the stock options discussed below is based on that opinion.

     A tax opinion merely represents the opinion giver's best judgment with respect to the probable outcome and is not binding on the IRS or the courts. Positions contrary to the tax opinion may be taken by the IRS and a court considering the issues may hold contrary to the opinion. In addition, the tax opinion is premised on the accuracy of factual representations and assumptions. If those factual representations or assumptions are or become incorrect in any material respect, the opinion may cease to apply. Arthur Andersen has disclaimed any obligation to advise us of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of the opinion or to update the opinion in the future.

     Assumptions Underlying the Tax Opinion.   Among other things, ITC Holding
advised us, and the opinion assumed, that almost all ITC Holding options were granted under ITC Holding's employee and director option plans and that all ITC Holding options were granted in connection with the performance of services. ITC Holding advised us, and the tax opinion assumed, that ITC Holding made a reduction of the aggregate exercise prices of the ITC Holding options in connection with the distribution of the options to purchase our stock in proportion to the relative fair market values of ITC Holding and KNOLOGY stock. In addition, ITC Holding advised us, and the tax opinion assumed, that the terms of the KNOLOGY options, other than with respect to exercise price, would be the same as the terms of the corresponding ITC Holding options.

     Discussion and Conclusions of the Tax Opinion Regarding the Distribution of
KNOLOGY Stock Options.   The tax opinion provides as follows:

1. WHAT WAS THE FEDERAL TAX EFFECT OF THE DISTRIBUTION OF KNOLOGY STOCK OPTIONS TO ITC HOLDING EMPLOYEES WHO HOLD ITC HOLDING INCENTIVE STOCK OPTIONS?

     The distribution of KNOLOGY stock options to ITC Holding employees holding ITC Holding incentive stock options was not a taxable event.

     The KNOLOGY stock options distributed were more likely than not incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

     If the IRS were to recharacterize the KNOLOGY stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

     Even if the KNOLOGY stock options distributed are incentive stock options, they will become nonqualified options three months after the distribution (on May 4, 2000). The conversion to a nonqualified stock option will not be a taxable event. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

2. WHAT WAS THE FEDERAL TAX EFFECT OF THE DISTRIBUTION OF KNOLOGY STOCK OPTIONS TO KNOLOGY EMPLOYEES WHO HOLD ITC HOLDING INCENTIVE STOCK OPTIONS?

     The distribution of KNOLOGY stock options to Knology employees holding ITC Holding incentive stock options was not a taxable event.

     The KNOLOGY options distributed should be incentive stock options. In the case of incentive stock options that do not subsequently become nonqualified, there will be a taxable event at the time the stock underlying the options is sold based upon the difference between the fair market value of the stock at the date of sale and the exercise price. Alternative minimum tax may also apply when incentive stock options are exercised.

     If the IRS were to recharacterize the KNOLOGY stock options as nonqualified options, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

3. WHAT WAS THE FEDERAL TAX EFFECT OF THE DISTRIBUTION OF THE KNOLOGY STOCK OPTIONS TO NONEMPLOYEES AND EMPLOYEES OF ITC HOLDING AND KNOLOGY HOLDING NONQUALIFIED STOCK OPTIONS?

     The distribution of KNOLOGY stock options to nonemployees and employees holding nonqualified stock options of ITC Holding was not a taxable event.

     The KNOLOGY stock options will be treated as nonqualified stock options. With a nonqualified stock option, the holder will have taxable income at the date of exercise for the difference between the fair market value of the stock at the date of exercise and the exercise price.

     Based on the existing Internal Revenue Code and tax regulations, Arthur Andersen LLP has issued a "more likely than not" opinion on whether the options are incentive stock options in the first item above and a "should" opinion on whether the options are incentive stock options in the remaining items above. Arthur Andersen LLP is not able to issue a "will" opinion since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service, which includes revenue rulings and revenue procedures, are not identical to facts and circumstances pertaining to the transactions of ITC Holding and KNOLOGY. However, Arthur Andersen LLP is unaware of the IRS making an argument inconsistent with its opinion in the context of a transaction such as the distribution. In addition, since the Internal Revenue Code, regulations, or guidance issued by the Internal Revenue Service, which includes revenue rulings and revenue procedures, do not specify whether or not a particular regulation applies to the specifics of the distribution, and the IRS may interpret the regulation as applying to the distribution, Arthur Andersen is not able to provide a "should" opinion on whether the options are incentive stock options in the first item above.

     As indicated above, a tax opinion merely represents the opinion giver's best judgment with respect to the probable outcome and is not binding on the IRS or the courts. Positions contrary to the tax opinion may be taken by the IRS and a court considering the issues may hold contrary to the opinion.

                                   *   *   *

     The summary of federal income tax consequences and the Arthur Andersen LLP opinion set forth above do not purport to cover all federal income tax consequences that may apply to all categories of option holders. All option holders should consult their own tax advisors regarding the particular federal, foreign, state and local tax consequences of the distribution and exercise of options to such option holders.

TAX SEPARATION AGREEMENT

     ITC Holding and KNOLOGY entered into a tax separation agreement to reflect KNOLOGY ceasing to be included in ITC Holding's consolidated tax return and to allocate the risk of potential adverse tax consequences stemming from the distribution.

     In the tax separation agreement ITC Holding and KNOLOGY made representations to each other regarding the distribution and covenants regarding future actions. Under the tax separation agreement KNOLOGY represented as of the date of the distribution that:

     (1) KNOLOGY has no plan or intention to purchase any of its outstanding stock after the distribution,

     (2) KNOLOGY has no plan or intention to liquidate KNOLOGY, merge KNOLOGY with any other corporation, or sell or otherwise dispose of the assets of KNOLOGY other than in the ordinary course of business,

     (3) immediately after the distribution, at least 90% of the fair market value of the gross assets of KNOLOGY will consist of the stock and securities of members of the KNOLOGY group of companies that are engaged in the active conduct of a trade or business,

     (4) payments made in connection with all continuing transactions between either ITC Holding or KNOLOGY and entities in their respective groups will be at fair market value based on the terms and conditions arrived at by the parties bargaining at arm's length,

     (5) the distribution is not part of a plan or series of related transactions in which one or more persons acquire directly or indirectly KNOLOGY stock representing a 50% or greater interest within the meaning of Section 355(e) of the Internal Revenue Code,

     (6) there is no plan or intention by KNOLOGY to enter into any negotiations, agreements, or arrangements with respect to transactions or events, including stock issuances, pursuant to the exercise of options or otherwise, option grants, capital contributions, or acquisitions, but not including the distribution, that may cause the spin-off to be treated as part of a plan in which one or more persons acquire directly or indirectly KNOLOGY stock representing a 50% or greater interest within the meaning of Section 355(e) of the Internal Revenue Code, and

     (7) KNOLOGY is not aware of any present plan or intention by the current stockholders of ITC Holding to sell, exchange, transfer by gift or otherwise dispose of any of their stock in, or securities of, ITC Holding or KNOLOGY subsequent to the distribution.

     KNOLOGY covenanted in the tax separation agreement that it would not take any action or fail to take any action that would cause any of the representations listed as (1) through (6) above to be untrue.

     KNOLOGY also covenanted in the tax separation agreement that:

     - during the two-year period following the spin-off, KNOLOGY would not cease to be engaged in the active trade or business relied upon for purposes of satisfying the requirements of the spin-off ruling request, and

     - during the applicable period provided in the Internal Revenue Code with respect to the distribution, KNOLOGY would not enter into any transaction or make any change in equity structure, including stock issuances pursuant to the exercise of options, option grants or otherwise, capital contributions, or acquisitions, but not including the distribution, that may cause the distribution to be treated as part of a plan in which one or more persons acquire directly or indirectly KNOLOGY's stock representing a 50% or greater interest within the meaning of Section 355(e) of the Internal Revenue Code.

     The tax separation agreement permits KNOLOGY to take actions inconsistent with its representations and covenants if it either obtains a ruling from the IRS or an opinion of expert tax counsel that the actions should not result in the distribution being taxable, or if the proposed actions are approved by holders of at least two-thirds of KNOLOGY's voting stock. If KNOLOGY breaches its representations and covenants by taking actions not permitted in the tax separation agreement and the breach causes the distribution not to be treated as tax-free, KNOLOGY could be subject to significant damages. KNOLOGY's maximum liability for breach of its representations and covenants in the tax separation agreement is limited by agreement to $50 million.

     ITC Holding made similar representations and covenants under the tax separation agreement. Stockholders of ITC Holding who hold 20,000 shares or more of ITC Holding's capital stock have entered into agreements with ITC Holding generally agreeing not to transfer any of their KNOLOGY stock for two years following the distribution.

                            NO MARKET FOR OUR STOCK

     Our stock is not traded on any stock exchange or listed on the Nasdaq Stock Market or any other established trading market. No market makers currently make a market in our stock and we do not plan to engage a market maker. Therefore, there is no established public trading market and no high and low bid information or quotations available. We do not expect that an active trading market will develop after the distribution.

     In addition, all shares of our stock are subject to transfer restrictions, including the shares received in the distribution and shares issuable upon exercise of options. If you decide to sell your shares of stock of our company, you will first have to offer those shares to us to purchase, before you can sell to a third party. This, along with the lack of a public market, limits your ability to sell your shares.

     As of February 29, 2000, we had 6,476 shares of common stock outstanding held of record by approximately 4 stockholders, 48,462,499 shares of Series A preferred stock outstanding held of record by approximately 331 stockholders and 21,180,131 shares of Series B preferred stock outstanding held of record by approximately 27 stockholders.

                                DIVIDEND POLICY

     As we are a holding company, our ability to pay cash dividends depends on us receiving cash dividends, advances and other payments from our subsidiaries. The ability of our subsidiary KNOLOGY Holdings to pay dividends is restricted under the terms of its credit facility, as discussed in more detail under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." While two of our subsidiaries, Interstate Telephone and Valley Telephone, have declared dividends to their former parent company, ITC Holding, in the past, we plan to retain earnings to finance the expansion of our operations. Future declaration and payment of dividends, if any, will be determined based on the then-current conditions, including our earnings, operations, capital requirements, financial condition, and other factors the board of directors deems relevant. In addition, our ability to pay dividends is limited by the terms of the indenture governing our outstanding notes and by the terms of our credit facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data. The selected financial data as of and for the years ended December 31, 1997, 1998 and 1999 have been derived from our audited financial statements. The selected financial data set forth below should be read in conjunction with our section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and related notes, and other financial data included elsewhere in this prospectus. See note 1 to our financial statements regarding the reorganization.

                                                                Year Ended December 31,
                                        ------------------------------------------------------------------------
                                            1995           1996           1997         1998(A)          1999
                                        ------------   ------------   ------------   ------------   ------------
                                        (Unaudited)
STATEMENT OF OPERATIONS DATA:
Operating revenues....................  $18,929,279    $ 17,527,208   $17,633,313    $ 45,132,522   $ 66,720,929
Operating expenses:
  Cost of services....................    5,593,083       2,991,412     3,121,108      16,796,593     26,964,519
  Selling, operations and
    administrative....................    8,740,090       8,331,795     9,498,461      33,266,292     45,960,263
  Depreciation and amortization.......    3,185,901       3,022,056     2,781,800      17,326,895     40,970,149
                                        -----------    ------------   -----------    ------------   ------------
Total operating expenses..............   17,519,074      14,345,263    15,401,369      67,389,780    113,894,931
                                        -----------    ------------   -----------    ------------   ------------
Operating income (loss)...............    1,410,205       3,181,945     2,231,944     (22,257,258)   (47,174,002)
                                        -----------    ------------   -----------    ------------   ------------
Other expense, net....................     (362,331)       (379,889)   (2,048,506)    (18,645,199)   (32,837,223)
                                        -----------    ------------   -----------    ------------   ------------
Income (loss) before minority
  interest, income tax (provision)
  benefit and cumulative effect of a
  change in accounting principle......    1,047,874       2,802,056       183,438     (40,902,457)   (80,011,225)
Minority interest.....................      667,038              --            --      13,294,079      3,267,653
Income tax (provision) benefit........     (573,327)     (1,371,865)   (1,010,779)      5,631,618     19,697,270
Cumulative effect of a change in
  accounting principle................           --              --            --        (582,541)            --
                                        -----------    ------------   -----------    ------------   ------------
Net income (loss).....................    1,141,585       1,430,191      (827,341)    (22,559,301)   (57,046,302)
Subsidiary preferred stock
  dividends...........................           --              --    (4,193,276)     (1,424,222)    (1,744,703)
                                        -----------    ------------   -----------    ------------   ------------
Net income (loss) attributable to
  common stockholders.................  $ 1,141,585    $  1,430,191   $(5,020,617)   $(23,983,523)  $(58,791,005)
                                        ===========    ============   ===========    ============   ============
PER SHARE DATA:
Basic and diluted net income (loss)
  attributable to common
  stockholders........................  $ 11,415.85    $  14,301.91   $(50,206.17)   $(239,835.23)  $     (11.45)
Basic and diluted weighted average
  number of common shares
  outstanding.........................          100             100           100             100      5,132,653
OTHER FINANCIAL DATA:
Capital expenditures..................  $ 3,079,108    $    995,320   $ 1,727,079    $120,227,057   $ 87,386,231
Cash provided by (used in) operating
  activities..........................       94,418       4,770,730     3,680,116      23,035,488      2,235,335
Cash (used in) provided by investing
  activities..........................   (3,544,192)       (197,362)  (22,223,940)    (34,586,803)   (29,316,194)
Cash (used in) provided by financing
  activities..........................    1,535,595      (4,457,176)   18,726,407      16,083,187     29,740,547
EBITDA(b).............................    5,565,993       5,640,550     2,509,854       8,564,129     (2,829,134)
Ratio of earnings to fixed
  charges(c)..........................         2.89            3.57          1.03              --             --
Insufficient earnings to cover fixed
  charges.............................           --              --            --    $ 27,608,378   $ 76,743,572

                                                                    AS OF DECEMBER 31,
                                         ------------------------------------------------------------------------
                                             1995           1996           1997           1998           1999
                                         ------------   ------------   ------------   ------------   ------------
                                         (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................  $   832,057    $ 2,977,835    $(1,240,180)   $ 49,965,918   $ 15,664,483
Property and equipment, net............   20,406,060     11,374,950     11,260,846     211,885,668    273,896,831
Total assets...........................   38,544,328     22,883,276     30,196,492     374,680,811    400,333,810
Long-term debt, including accrued
  interest.............................   11,075,698             --             --     276,178,820    331,012,181
Total liabilities......................   22,034,469      7,235,555      6,656,317     314,414,049    357,684,385
Minority interest......................    2,981,968             --             --       3,267,653             --
Retained earnings (accumulated
  deficit).............................    8,168,034      9,598,225      3,181,179     (20,802,344)   (79,593,349)
Total stockholders' equity.............   13,527,891     15,647,721     23,540,175      54,512,149     37,923,360

---------------
(a) See note 9 to the financial statements, Cable Alabama acquisition, for further information regarding presentation.

(b) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. While EBITDA should not be construed as a substitute for operating income (loss) as a measure of performance or as a better measure of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is a measure commonly used in our industry and is included herein because we believe EBITDA provides relevant and useful information to our investors. Since the elements of EBITDA are determined using the accrual basis of accounting and EBITDA excludes the effects of capital and financing related costs, investors should not use it to analyze and compare companies on the basis of operating performance. We utilize and have disclosed EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditures and working capital requirements; to incur additional indebtedness; and to fund continuing growth. EBITDA may not necessarily be calculated comparably with similarly titled measures for other companies. Additionally, we do not currently believe that there are any legal or functional requirements that limit management's discretionary use of funds depicted by EBITDA.

(c) Earnings consist of income before preferred stock dividends, income taxes, plus fixed charges. Fixed charges consist of interest charges and the portion of rent expense under operating leases representing interest, which is estimated to be 1/3 of such expense.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of our consolidated financial condition and results of operations for the three years ended December 31, 1999 and certain factors that are expected to affect our prospective financial condition. You should read the following discussion together with our "Selected Consolidated Financial Data" beginning on page 30 and our financial statements and related notes beginning on page F-1.

     The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" on page 6 and elsewhere in this prospectus.

     Our historical financial statements include the assets, liabilities and results of operations of our subsidiaries which have been majority-owned by ITC Holding during each year. Accordingly, our financial statements include the assets, liabilities and results of operations of all of our subsidiaries for the years 1997, 1998 and 1999.

OVERVIEW

     KNOLOGY, Inc. was formed in September 1998 to enable ITC Holding to complete a reorganization of some of its subsidiaries. In November 1999, in order to effectuate the reorganization:

     - ITC Holding contributed to KNOLOGY, Inc.:

         - its 85% interest in KNOLOGY Holdings, Inc.;

         - all of the outstanding capital stock of Interstate Telephone Company, Inc., Valley Telephone Company, Inc., Globe Telecom, Inc. and ITC Globe, Inc., referred to as our "telephone operations group;"

         - a note in the principal amount of $9.6 million;

         - its 6% interest in ClearSource, Inc., subscription rights to purchase ClearSource shares and $5.6 million in cash to purchase the additional ClearSource shares; and

     - the holders of the remaining 15% interest in KNOLOGY Holdings, Inc. exchanged that interest for shares of KNOLOGY, Inc. and the holders of outstanding warrants to purchase KNOLOGY Holdings preferred stock exchanged those warrants for warrants to purchase preferred stock of KNOLOGY, Inc.

     As a result of the reorganization, ITC Holding held a 90% interest in us, which it distributed to its stockholders on February 7, 2000.

     The reorganization was accounted for in a manner similar to a pooling of interest for the telephone operations group. KNOLOGY Holdings and its subsidiaries have been treated as an equity investment in our consolidated financial statements for 1997, since

ITC Holding owned 29% of KNOLOGY Holdings at that time. KNOLOGY Holdings and its subsidiaries have been consolidated in our financial statements since July 1998 when ITC Holding increased its ownership to 85%. The 1998 financials include the accounts of KNOLOGY Holdings for the entire year and the minority interest in losses includes the 58% share of KNOLOGY Holdings' losses for the period from January 1998 to July 1998. For a more detailed description of the reorganization and its accounting treatment, see Note 1 to our consolidated financial statements.

     In December 1999, InterCall, Inc., a subsidiary of ITC Holding, loaned us approximately $29.7 million to fund capital expenditures and working capital. The loan, which had a maturity date of March 31, 2000, provided that InterCall could elect to convert it into options to purchase our Series A preferred stock. In February 2000, InterCall converted the loan into options to purchase 6,258,036 shares of our Series A preferred stock, and we issued to ITC Holding a note under which we will pay ITC Holding any proceeds from option exercises received by us, including an amount equal to the exercise price for cashless exercises. The options were distributed to ITC Holdings' stockholders on February 4, 2000.

     In June 1998, KNOLOGY Holdings acquired TTE Inc., a non-facilities based reseller of local, long-distance and operator services in South Carolina. The acquisition was accounted for as a purchase and the results of TTE have been included in our financial statements since the date of its acquisition.

     In October 1998, KNOLOGY Holdings acquired the Cable Alabama cable television system serving the Huntsville, Alabama area. The acquisition was accounted for as a purchase and the operations of the system have been included in our financial statements since the date of its acquisition.

     Our current organizational structure is as follows:

                                    (CHART)

REVENUES AND EXPENSES

     We can group our revenues into four categories: video revenues, telephone revenues, Internet revenues and other revenues.

     - Video revenues.   Our video revenues consist of fixed monthly fees for
       basic, premium and digital cable television services, as well as fees from pay-per-view movies and events such as boxing matches and concerts, that involve a charge for each viewing. Video revenues accounted for approximately 50% and 53% of our consolidated revenues for the years ended December 31, 1998 and December 31, 1999, respectively.

     - Telephone revenues.   Our telephone revenues consist primarily of fixed
       monthly fees for local service, enhanced services such as call waiting and voice mail, and usage fees for long distance service. Telephone revenues accounted for approximately 49% and 43% of our consolidated revenues for the years ended December 31, 1998 and December 31, 1999, respectively.

     - Internet revenues and other revenues.   Our Internet revenues consist
       primarily of fixed monthly fees for Internet access service and rental of cable modems. Other revenues resulted principally from broadband carrier services and video production services. These combined revenues accounted for approximately 1% and 4% of our consolidated revenues for the years ended December 31, 1998 and December 31, 1999, respectively.

     Our operating expenses include cost of services expenses, selling, operations and administrative expenses, and depreciation and amortization expenses.

     Cost of services expenses include:

     - Video cost of services.   Video cost of services consist primarily of
       monthly fees to the National Cable Television Cooperative and other programming providers, and are generally based on the average number of subscribers to each program. Programming costs accounted for approximately 12.5% and 13.4% of our operating expenses for the years ended December 31, 1998 and December 31, 1999, respectively. Programming costs is our largest single cost and we expect this to continue. Since this cost is based on numbers of subscribers, it will increase as we add more subscribers.

     - Telephone and Internet access services.   Cost of services related to our
       telephone and Internet access services include costs of Internet transport and telephone switching, and interconnection and transport charges payable to local and long distance carriers.

     Selling, operations and administrative expenses include:

     - Sales and marketing costs.   Sales and marketing costs include the cost
       of sales and marketing personnel and advertising and promotional expenses.

     - Network operations and maintenance expenses.   Network operations and
       maintenance expenses include payroll and departmental costs incurred for network design and maintenance monitoring.

     - Customer service expenses.   Customer service expenses include payroll
       and departmental costs incurred for customer service representatives and management.

     - General and Administrative Expenses.   General and administrative
       expenses consist of corporate and subsidiary general management and administrative costs.

     Depreciation and amortization expenses include depreciation of our interactive broadband networks and equipment, and amortization of cost in excess of net assets and other intangible assets related to acquisitions.

RESULTS OF OPERATIONS

     The following table sets forth financial data as a percentage of operating revenues for the years ended December 31, 1997, 1998 and 1999.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                          --------------------
                                                          1997    1998    1999
                                                          ----    ----    ----
Operating revenues......................................  100%    100%     100%
                                                          ---     ---     ----
Operating expenses:
   Cost of services.....................................   18      28       40
   Selling, operating and administrative................   54      83       69
   Depreciation and amortization........................   16      38       61
                                                          ---     ---     ----
            Total.......................................   88     149      170
                                                          ---     ---     ----
Operating income (loss).................................   12     (49)     (70)
Other income and expenses...............................  (12)    (41)     (49)
                                                          ---     ---     ----
Income (loss) before minority interest, income tax
   (provision) benefit and cumulative effect of a change
   in accounting principle..............................    0     (90)    (120)
Minority interest.......................................    0      29        5
Income tax (provision) benefit..........................   (6)     12       30
Cumulative effect of change in accounting principle.....    0      (1)       0
                                                          ---     ---     ----
Net income (loss).......................................   (6)    (50)     (85)
Subsidiary preferred stock dividends....................  (24)     (3)       0
                                                          ---     ---     ----
Net income (loss) attributable to stockholders..........  (30)%   (53)%    (88)%
                                                          ===     ===     ====

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Revenues.   Operating revenues increased 47.8% from $45.1 million for the year ended December 31, 1998 to $66.7 million for the year ended December 31, 1999. Our increased revenues are primarily due to a higher number of connections during the year ended December 31, 1999 compared to the same period in 1998. The additional connections resulted primarily from:

     - the extension of our broadband networks in the Montgomery, Columbus and Panama City markets;

     - the continued growth of broadband services in the Augusta and Charleston markets; and

     - the acquisition of the TTE and Cable Alabama systems in June 1998 and October 1998, respectively.

     Particularly in the cable industry, there is a trend towards consolidation, exclusivity arrangements and other forms of competition. If the level of competition continues to increase, due to consolidation, exclusivity arrangements or otherwise, our ability to attract and retain customers and to increase revenues could suffer.

     Expenses.   Our operating expenses, excluding depreciation and
amortization, increased 45.7%, from $50.0 million for the year ended December 31, 1998 to $72.9 million for the year ended December 31, 1999. The cost of services component of operating expenses increased 60.5%, from $16.8 million for 1998 to $27.0 for 1999. Our selling, operations, and administration expenses increased 38.3%, from $33.3 million for 1998 to $46.0 million for 1999. The increase in our cost of services and other operating expenses is consistent with the growth in revenues and is a result of the expansion of our operations and the increase in the number of subscribers and the number of employees associated with such expansion and growth into new markets. We expect our cost of services to continue to increase as we add more revenue generating units. Our selling, operations and administration expenses will increase as we expand into additional markets. Programming costs, which are our largest single expense item, have been increasing over the last several years, and we expect this trend to continue. We may not be able to pass these higher costs on to customers, which would adversely affect our cash flow and operating margins.

     Our depreciation and amortization expenses increased 137.0% from $17.3 million for the year ended December 31, 1998 to $41.0 million for the year ended December 31, 1999. Approximately $12.0 million of the increase in depreciation and amortization is due to the amortization of the excess of the purchase price of Cable Alabama over the fair value of net assets acquired. Approximately $10.6 million of the increase is due to depreciation expense related to network capital expenditures, with the remaining $1.1 million of the increase primarily due to depreciation expense related to the purchase of buildings, computers and office equipment at the corporate and subsidiary locations. We expect our depreciation and amortization expense to continue to increase as we make capital expenditures to extend our existing networks and build additional networks.

     Other Income and Expense.   Our interest income was $9.6 million for the
year ended December 31, 1998, compared to $1.5 million for the year ended December 31, 1999. The interest income reflects the interest earned from the investment of certain proceeds received from the issuance of the senior discount notes in October 1997. The decrease in interest income is due to the draw down of marketable securities to fund planned expansion and acquisitions.

     Our interest expense increased from $29.1 million for the year ended December 31, 1998 to $34.4 million for the year ended December 31, 1999. The increase in interest expense reflects the accrual of the interest attributable to the senior discount notes issued in October 1997.

     Income Tax (Provision) Benefit.   We recorded an income tax benefit of $5.6
million for the year ended December 31, 1998 compared to an income tax benefit of $19.7 million for the year ended December 31, 1999. The income tax benefit in 1999 resulted from our utilizing net tax losses under a tax sharing agreement with ITC Holding. The tax sharing agreement was effective August 1998 upon the acquisition by ITC Holding of its majority-owned interest of KNOLOGY Holdings, Inc. With the completion of the spin-off of KNOLOGY, Inc. by ITC Holding, we will no longer participate in the tax sharing agreement. Therefore, we will not receive any payments from ITC Holding related to income tax benefits for periods subsequent to the distribution. As a stand alone entity after the spin-off, we will record a full valuation allowance against any income tax benefit until taxable income is generated, at which time a tax benefit will be realized.

     Net Loss Attributable to Common Stockholders.   We incurred a net loss of
$24.0 million for the year ended December 31, 1998 compared to a net loss of $58.8 million for the year ended December 31, 1999. The increase in net loss is a result of the expansion of our operations and the increase in the number of employees associated with such expansion and growth into new markets. We expect net losses to continue to increase as we proceed with the expansion of our business.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     As explained above, our results for the year ended December 31, 1998 include the results of all of our current subsidiaries. However, our 1997 results do not include the results of KNOLOGY Holdings, which was not majority-owned by ITC Holding during 1997 and therefore, was accounted for as an equity method investment in 1997.

     Revenues.   Our operating revenues increased $27.5 million, or 156.3%, from
$17.6 million for the year ended December 31, 1997 to $45.1 million for the year ended December 31, 1998. Excluding operating revenues of $25.8 million of KNOLOGY Holdings in 1998, our operating revenues increased $1.7 million, or 9.7%, due primarily to the addition of a competitive local telephone and broadband services operations in the Georgia/Alabama border area.

     Expenses.   Our operating expenses, excluding depreciation and
amortization, increased $37.5 million, or 297.6%, from $12.6 million for the year ended December 31, 1997 to $50.1 million for the year ended December 31, 1998. Excluding operating expenses of $37.3 million of KNOLOGY Holdings in 1998, our operating expenses increased $195,000, or 1.5%.

     Our depreciation and amortization expenses increased from $2.8 million for the year ended December 31, 1997 to $17.3 million for the year ended December 31, 1998, an increase which primarily reflects the inclusion of $12.4 million of KNOLOGY Holdings' depreciation and amortization for the 1998 period which was consolidated in our 1998 results.

     Our interest income and interest expense increased $9.6 million and $29.0 million, respectively, from 1997 to 1998, primarily due to the inclusion of KNOLOGY Holdings' results in the 1998 period. The interest expense and interest income reported in the 1998 period reflects the accrual of the interest attributable to the senior discount notes issued in October 1997 and the interest income from the investment of the proceeds of the notes into marketable securities.

     Equity in losses of subsidiary decreased $2.4 million from the year ended December 31, 1997 compared to the same period in 1998. The decrease represents the acquisition of the majority of KNOLOGY Holdings stock in 1998 which acquisition required us to consolidate the operations of KNOLOGY Holdings in 1998.

     Other Income and Expense.   Other income (expense) changed from $(59,000)
for the year ended December 31, 1997 to $783,000 for the year ended December 31, 1998 and is primarily due to the 1997 period reflecting a gain on the sale of an investment.

     Minority Interests.   Minority interests in losses of subsidiary increased
from $0 in 1997 to $13.3 million in 1998. Minority interests in 1998 reflects the minority stockholders' share of the losses and the pre-acquisition losses in connection with the acquisition of KNOLOGY Holdings in 1998. In accordance with Accounting Principles Board Opinion No. 16, the reorganization of KNOLOGY Holdings was recorded at ITC Holding's historical cost for the 85% controlling interest obtained. The remainder was treated as an acquisition of minority interest at fair value.

     Income Tax (Provision) Benefit.   We recorded an income tax benefit of $5.6
million for the year ended December 31, 1998 compared to a provision of $1.0 million for the year ended December 31, 1997. The income tax benefit in 1998 resulted from our utilizing net tax losses under a tax sharing agreement with ITC Holding. The provision in 1997 reflects the tax expense of all of our subsidiaries. The change in the amount of $6.6 million resulted from the consolidation of KNOLOGY Holdings due to the acquisition of majority interest by ITC Holding in 1998, in which period KNOLOGY Holdings' taxable losses result in a tax benefit. As a stand alone entity after spin-off by ITC Holding, we will record a full valuation allowance against any income tax benefit until taxable income is generated, at which time a tax benefit will be realized.

     Preferred Dividends.   Preferred dividends in the amount of $4.2 million in
1997 and $1.4 million in 1998 represent profits of Interstate Telephone and Valley Telephone distributed to ITC Holding Company. The decrease in 1998 as compared to 1997 relates to the increased capital deployed to launch operations of Globe Telecommunications and ITC Globe in 1998.

     Net Loss Attributable to Common Stockholders.   We incurred a net loss of
$827,000 for the year ended December 31, 1997 compared to a net loss of $22.6 million for the year ended December 31, 1998. The increase in net loss is a result of the expansion of our operations and the increase in the number of employees associated with such expansion and growth into new markets. We expect net losses to continue to increase as we proceed with the expansion of our business.

     The following table sets forth certain operating data as of December 31, 1997, 1998 and 1999. The information provided in the table reflects revenue-generating connections. Because we deliver multiple services to our customers, we report the total number of our various revenue generating service connections for video, voice and data services, rather than the total number of customers.

                                                      AS OF DECEMBER 31,
                                                 -----------------------------
                                                  1997       1998       1999
                                                 -------    -------    -------
Connections(1)
   Video.......................................   37,716     80,600     89,937
   Voice
      On-net(2)................................   19,518     24,343     35,879
      Off-net(3)...............................        0      5,982      7,908
   Data........................................        0        908      4,989
                                                 -------    -------    -------
Total connections..............................   57,234    111,833    138,713
                                                 =======    =======    =======
Marketable homes passed(4).....................  124,773    256,271    305,773
                                                 =======    =======    =======

---------------

(1) Connections represent revenue-generating connections. For video and data, connections represent the number of customers subscribing to the service. For voice, connections represent the number of lines connected. For example, a voice customer that has two lines would be counted as two connections.

(2) On-net refers to lines provided over our broadband networks. It includes 19,518, 21,369 and 23,538 lines as of December 31, 1997, 1998 and 1999, respectively, provided using traditional copper telephone lines.

(3) Off-net consists of all voice connections provided within our broadband network area over telephone lines leased from third parties.

(4) Marketable homes passed are the number of living units, such as single residence homes, apartments and condominium units, passed by our cable television distribution network.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had net working capital of $15.7 million, compared to $50.0 million at December 31, 1998.

     Net cash provided by operations totaled $3.7 million, $23.0 million and $2.2 million for the years ended December 31, 1997, 1998 and 1999, respectively. The net cash flow activity related to operations consists primarily of changes in operating assets and liabilities and adjustments to net income for non-cash transactions including:

     - depreciation and amortization;

     - loss on disposition of assets;

     - cumulative effect of an accounting change;

     - deferred income taxes;

     - deferred investment tax credit;

     - equity in net loss of subsidiary; and

     - minority interest in subsidiaries' net loss.

     Net cash used for investing activities was $22.2 million, $34.6 million and $29.3 million for the years ended December 31, 1997, 1998 and 1999, respectively. Our investing activities in 1997 consisted primarily of $1.7 million of capital expenditures, $14.3 million for the purchase of the Panama City cable system, $4.2 million of dividends paid by Interstate Telephone and Valley Telephone to ITC Holding and a $2.1 million increase in construction-related payables. In 1998, our investing activities consisted primarily of $120.2 million of capital expenditures, $67.7 million for the acquisition of the Huntsville, Alabama cable system, $6.2 million for the purchase of equity interests in KNOLOGY Holdings, net of cash acquired of $6.1 million, $1.4 million of dividends paid by Interstate Telephone to ITC Holding and $0.8 million for an investment in ClearSource, Inc. These investing activities are offset by $162.3 million in proceeds from the sale of short-term investments. Our investing activities for the year ended December 31, 1999 consisted of $87.4 million of capital expenditures principally funded by $60.2 million in proceeds from the sale of short-term investments.

     Net cash flow from financing activities was cash provided of $18.7 million, cash provided of $16.1 million and cash provided of $29.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. Cash flow from financing activity in 1997 consisted of $14.3 million of additional infusion of equity and $4.4 million of reimbursement of advances previously made to an affiliate. Financing activities in 1998 primarily consisted of $15.6 million of additional infusion of equity and $2.0 million repayment from an affiliate, offset by $1.5 million in expenditures related to the issuance of debt. These numbers do not include $242.4 million raised by KNOLOGY Holdings in 1997, as KNOLOGY Holdings was not majority-owned by ITC Holding during 1997. Financing activities in 1999 primarily consisted of $28.6 million of short-term borrowings through the credit facility and affiliates, $8.1 million from the issuance of warrants, contribution of ClearSource and the exercise of options, partially offset by $6.1 million in repayments to affiliates.

FUNDING TO DATE

     We have required equity infusions and debt proceeds to finance a significant portion of our operating, investing and financing activities in the development of our business. On October 22, 1997, KNOLOGY Holdings received net proceeds of approximately $242.4 million from the offering of units consisting of senior discount notes due 2007 and warrants to purchase preferred stock. The notes were sold at a substantial discount from their principal amount at maturity and there will not be any payment of interest on the notes prior to April 15, 2003. The notes will fully accrete to face value of $444.1 million on October 15, 2002. From and after October 15, 2002, the notes will bear interest, which will be payable in cash, at a rate of 11 7/8% per annum on April 15 and October 15 of each year, commencing April 15, 2003. The indenture contains covenants that affect, and in certain cases significantly limit or prohibit, the ability of KNOLOGY Holdings to:

     - incur indebtedness;

     - pay dividends;

     - prepay subordinated indebtedness;

     - redeem capital stock;

     - make investments;

     - engage in transactions with stockholders and affiliates;

     - create liens;

     - sell assets; and

     - engage in mergers and consolidations.

     If KNOLOGY Holdings fails to comply with these covenants, KNOLOGY Holdings' obligation to repay the notes may be accelerated. However, these limitations are subject to a number of important qualifications and exceptions. In particular, while the indenture restricts KNOLOGY Holdings' ability to incur additional indebtedness by requiring compliance with specified leverage ratios, it permits KNOLOGY Holdings and its subsidiaries to incur an unlimited amount of indebtedness to finance the acquisition of equipment, inventory and network assets and to secure such indebtedness, and to incur up to $50 million of additional secured indebtedness. Upon a change of control of KNOLOGY Holdings, as defined in the indenture, KNOLOGY Holdings would be required to make an offer to purchase the notes at a purchase price equal to 101% of their accreted value, plus accrued interest. The spin-off did not constitute a change of control under the Indenture.

     Each unit in the 1997 units offering also included a warrant to purchase
0.003734 shares of preferred stock of KNOLOGY Holdings at an exercise price of $0.01 per share. In November 1999, we completed an exchange in which we received the KNOLOGY Holdings warrants, issued in connection with the senior discount notes in 1997, in exchange for warrants to purchase shares of our Series A preferred stock, which new warrants contain substantially identical terms as the KNOLOGY Holdings' warrants.

     In connection with the 1997 units offering, KNOLOGY Holdings completed an equity private placement in which KNOLOGY Holdings issued approximately $32.2 million of preferred stock. A portion of the proceeds from this private placement were used to repay approximately $11.0 million in borrowings from SCANA Communications, Inc. and an additional $11.0 million of debt incurred by KNOLOGY Holdings to finance the purchase of its cable television systems in Montgomery, Alabama and Columbus, Georgia in 1995. During 1998, ITC Holding repurchased all shares of KNOLOGY Holdings' preferred stock owned by KNOLOGY Holdings' stockholders other than the AT&T venture funds.

     On December 22, 1998, KNOLOGY Holdings entered into a $50 million four-year senior secured credit facility with First Union National Bank and First Union Capital Markets Corp. The credit facility allows KNOLOGY Holdings to borrow up to five times a certain individual subsidiary's annualized consolidated adjusted cash flow, as defined in the credit facility agreement. The credit facility may be used for working capital and other purposes, including capital expenditures and permitted acquisitions. At KNOLOGY Holdings' option, interest will accrue based on either the prime or federal funds rate plus applicable margin or the LIBOR rate plus applicable margin. The applicable margin may vary from .50% to 2.50% based on the leverage ratio of KNOLOGY Holdings. The credit facility contains a number of covenants including, among others, covenants limiting the ability of KNOLOGY Holdings and its subsidiaries to:

     - incur debt;

     - create liens;

     - pay dividends;

     - make distributions or stock repurchases;

     - make certain investments;

     - engage in transactions with affiliates;

     - sell assets; and

     - engage in mergers and acquisitions.

     The credit facility also includes covenants requiring compliance with certain operating and financial ratios on a consolidated basis, including the number of revenue generating units and average revenue per subscriber. KNOLOGY Holdings is currently in compliance with these covenants, however, there are no assurances that KNOLOGY Holdings will remain in compliance. Should KNOLOGY Holdings not be in compliance with the covenants, KNOLOGY Holdings would be in default and would require a waiver from the lender. In the event the lender would not provide a waiver, amounts outstanding against the facility could be payable to the lender on demand. A change of control of KNOLOGY Holdings, as defined in the credit facility agreement, would constitute a default under the covenants. The distribution does not constitute a change of control of KNOLOGY Holdings under the credit facility agreement.

     The maximum amount currently available under the credit facility at December 31, 1999 was approximately $23 million, assuming compliance with all of the operating and financial covenants. As of December 31, 1999, $19 million of the $23 million currently available had been drawn against the credit facility.

     We obtained an aggregate of approximately $39.4 million from ITC Holding and its subsidiary InterCall during November 1999 and January 2000. Approximately $9.6 million of these advances was advanced to us in November 1999. This loan was converted into 2,029,724 shares of Series A preferred stock in November 1999. Another $29.7 million loan was made in January 2000. The loan bore interest at an annual rate of 11.875% and had a maturity date of March 31, 2000. In February 2000, the loan was converted into options to purchase up to 6,258,036 shares of our Series A preferred stock.

     In February 2000, we issued to qualified investors in an equity private placement 21,180,131 shares of our Series B preferred stock at a purchase price of $4.75 per share, for aggregate proceeds of approximately $100.6 million. The investors included current stockholders, new institutional investors and certain officers of our Company in the amounts of $10,499,997, $89,500,000 and $605,625, respectively.

FUTURE FUNDING

     Our business requires substantial investment to finance capital expenditures and related expenses, to expand and/or upgrade the interactive broadband networks, to fund subscriber equipment and to maintain the quality of our networks. We currently expect to spend approximately $9 million to fund operating losses and approximately $131 million for capital expenditures during 2000. The $131 million includes approximately $70 million related to the construction of networks in our existing markets. The remainder primarily relates to the purchase of equipment for customer premises, such as cable boxes, information systems and the commencement of the construction of networks in additional markets. Failure to have access to additional funds during 2000 could require us to delay some of our construction plans, delay preliminary efforts in new markets and possibly require us to restrict or reduce the level of operations in some markets.

     We presently estimate the cost to complete construction of the networks in our existing markets to be approximately $170 million, of which approximately $70 million would be expended during 2000. We currently expect that if sufficient funds are raised, the construction of our networks in our existing markets would be substantially completed during 2002.

     We presently expect that present cash reserves, cash flow from operations, funding obtained through the existing KNOLOGY Holdings credit facility will be sufficient to fund our 2000 capital expenditures. We will need additional capital to complete construction of our networks through 2002. We expect to raise this capital through private and public debt offerings and private and public equity offerings, although there is no assurance that this financing will be available on terms favorable to us. If we are not successful in raising additional capital, we may not be able to complete the construction of our networks throughout our current markets. This may cause us to violate our franchise agreements, which could adversely affect us, or may just limit our growth within these markets.

     We plan to expand to additional cities in the southeastern United States. We estimate the cost of constructing networks and funding initial subscriber equipment in additional new cities at approximately $75 to $100 million per 100,000 homes. The actual costs of each new market may vary significantly from this range and will depend on the number of miles of network to be constructed, the geographic and demographic characteristics of the city, costs associated with the cable franchise in each city, the number of subscribers in each city, the mix of services purchased, the cost of subscriber equipment we pay for or finance and other factors. We will need additional financing to expand into additional cities, for new business activities or in the event we decide to make additional acquisitions. We expect to raise this capital through private and public debt offerings and private and public equity offerings, although there is no assurance that this financing will be available on terms favorable to us. If we are not successful in raising additional capital, we will not be able to expand to additional cities as planned. The schedule for our planned expansion will depend upon the availability of sufficient capital. Definitive decisions on which cities will be chosen for expansion are not expected to be made until this capital has been raised.

     In connection with our spin-off by ITC Holding, which was completed on February 7, 2000, we entered into a tax separation agreement with ITC Holding. In the agreement, we made representations and covenants that impose limitations on our future actions. Because we could have substantial liability, up to $50 million, under the tax separation agreement if we breach our representations and covenants, we could be discouraged from entering into transactions that might result in a breach. We might not pursue any transaction that would be presumed to be part of a plan or series of related transactions which results in any cumulative 50% change of ownership within the four-year period beginning two years before the date of our spin-off by ITC Holding. Transactions that could involve a possible breach include an actual or constructive change of control, exceeding limits on the raising of equity capital or the use of our stock to acquire other companies. We may have to forego some growth opportunities that may occur during the two years subsequent to the spin-off, until February 7, 2002, because of our representations and covenants.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates. We manage our exposure to this market risk through our regular operating and financing activities. Derivative instruments are not currently used and, if utilized, are employed as risk management tools and not for trading purposes.

     We have no derivative financial instruments outstanding to hedge interest rate risk. Our only borrowings subject to market conditions are our borrowings under our credit facility which are based on either a prime or federal funds rate plus applicable margin or LIBOR plus applicable margin. Any changes in these rates would affect the rate at which we could borrow funds under our bank credit facility. A hypothetical 10% increase in interest rates on our variable rate bank debt for a duration of one year would increase interest expense by an immaterial amount.

                                  OUR BUSINESS

     We are a rapidly-growing facilities-based provider of bundled broadband communications services to residential and small business customers in the southeastern United States. Our current service offerings include cable television, local and long-distance telephone and high-speed Internet access. We deliver our services through advanced hybrid fiber/coaxial networks and believe that our capability to deliver multiple services to any given customer provides us with a competitive advantage. Our strategy is to become the leading single-source provider of video, voice and data services to residential and small business customers in each of our markets by offering individual or bundled service options through our integrated network, which includes "last mile" connectivity. We believe that we are one of the first facilities-based providers of bundled video, voice and data services to focus on the residential and small business markets in the United States, and that we are the first competitive provider of these services in our target markets.

     Our initial hybrid fiber/coaxial networks are in select mid-sized markets in the southeastern United States, including: Huntsville and Montgomery, Alabama; Panama City, Florida; Augusta and Columbus, Georgia; and Charleston, South Carolina. We entered these markets based on specific criteria, including favorable demographic profiles, population densities and our ability to be the first provider of bundled broadband services. In each of these markets, we provide a full suite of analog and digital cable television, local and long-distance telephone and high-speed Internet access services. We also currently provide local telephone services and broadband services throughout the Georgia/Alabama border area known as the valley, which includes Lanett and Valley, Alabama and West Point, Georgia.

     We plan to continue to expand our network into additional mid- to large-sized markets in the southeastern United States. We have been awarded a franchise in Knoxville, Tennessee, and have applied for franchises in Nashville, Tennessee and in Lexington and Louisville, Kentucky. If we are awarded these franchises, our total market territory will increase from approximately 645,000 homes to more than 1.25 million homes. We plan to selectively expand into new markets thereafter. Our strategy is to capitalize on competitive opportunities in selected markets where factors such as market demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop, own and operate advanced hybrid fiber/coaxial networks.

     Our advanced hybrid fiber/coaxial networks are designed with sufficient capacity to meet the growing demand for high-speed and high-bandwidth video, voice and data services. Our networks also have a significant amount of excess capacity that will be available for the introduction of new products. To optimize the utilization of our network and our return on invested capital, we also provide access to our networks and various network-related services to other telecommunications carriers. We refer to these services as broadband carrier services. Other Internet service providers lease our broadband carrier services to provide high-speed Internet access, and other telephone companies also lease our broadband carrier services.

     Because we deliver a variety of services to our customers, we report the total number of connections for video, voice and data services. For example, a single customer who purchases cable television, local telephone and Internet access services would count as three connections. From December 31, 1997 to December 31, 1999, the number of connections for video, voice and data services increased more than 142% from 57,234 to 138,713. As of December 31, 1999, our network passed 305,773 homes and we had a total of 138,713 connections for video, voice and data services, including 130,805 on-net connections. For the year ended December 31, 1999, video, voice and data services accounted for 53%, 43% and 4% of our consolidated revenue, respectively.

     We have extensive operating experience in the video, voice and data service industries and in the design, development and construction of telecommunications facilities, including more than five years of experience operating advanced broadband networks and more than 100 years of experience operating and upgrading telephone networks. Our management team is led by Rodger Johnson, our Chief Executive Officer, and Campbell Lanier, our Chairman and the Chairman of ITC Holding Company, Inc. Our equity sponsors include funds associated with J. H. Whitney & Co., SCANA Communications Holdings, The Blackstone Group, South Atlantic and AT&T Ventures.

OUR STRATEGY

     Our goal is to become the leading provider of broadband communication services to residential and small business customers in our target markets. To achieve this objective, we are pursuing the following strategies:

     - Exploit the "Last Mile" Bottleneck.   Existing local networks are
       typically low-capacity, single-service facilities without the bandwidth for multiple and/or new bandwidth intensive services. Investment in the local network, or "last mile" has not generally kept pace with other industry and technological advances thereby creating an opportunity to provide high-speed local connectivity to residential and small business customers. We seek to be the first provider of bundled broadband services to residential and small business customers in each of our target markets.

     - Continue Constructing Advanced Interactive Broadband Networks.   By
       designing, constructing and operating our own high-capacity, interactive broadband networks, we can provide our residential and small business customers a wide range of high-quality broadband communications services. Our advanced hybrid fiber/coaxial networks are designed to provide sufficient capacity to meet the growing demand for high-speed, high-capacity video, voice and data services. Our networks also have a significant amount of excess capacity to accommodate new products and technologies which will be available for the introduction of new products. We believe that this gives us a competitive advantage over cable, telephone and wireless systems that do not have such capacities. In addition, we believe our networks generally provide superior signal quality and network reliability relative to the typical networks of the incumbent service providers.

     - Offer Bundled Services.   We believe that by offering high-quality video,
       voice and high-speed, always-on data communications services to our customers in product bundles, we can distinguish ourselves from our competition. We believe that the cost savings on a bundle of services and the advantages of one-stop shopping are attractive, particularly since most of our prospective customers presently buy services from multiple sources. In addition, by bundling services, we can reduce our customer acquisition and installation costs, increase our pricing flexibility and increase customer retention.

     - Be First To Market Broadband Communications Services.   We believe that
       we are the first provider of a bundled video, voice and data services package in our existing markets, and we intend to be the first to offer a similar services package in each new market that we enter. By penetrating cities with broadband services before our competitors, we may be able to realize benefits in network construction, rights-of-way and brand recognition, which may be limited or more expensive for later entrants.

     - Target Attractive Mid-Sized Markets.   We intend to expand our operations
       to southeastern markets that have the size, demographics and geographical location suitable for our business strategy. We plan to target cities that have the following characteristics, among others:

         - an average of at least 70 homes per mile;

         - at least 100,000 households; and

         - cities where we believe we have the opportunity to capture a substantial number of customers and be the leading provider of bundled communications services.

       We have been recently granted a franchise in Knoxville, Tennessee and currently have franchise applications pending in Nashville, Tennessee and Lexington and Louisville, Kentucky.

     - Provide Broadband Carrier Services.   We lease unused capacity on our
       networks to local and long-distance telephone companies, Internet service providers and other integrated services providers on a wholesale basis. Our entry into a local market with a newly constructed high-capacity network offers other service providers a reliable and cost competitive alternative to data transmission services provided by the incumbent provider. These leases generate incremental revenues in addition to those derived from the sale of data transmission services to residential and small business customers. We believe that we have a competitive advantage due to the high-quality of our networks and the fact that they pass substantially every home and business in our service areas.

OUR INTERACTIVE BROADBAND NETWORKS

     Our interactive broadband networks are:

     - high-speed and high-capacity;

     - two-way interactive, which means that the customers have the ability to send and receive signals at the same time; and

     - hybrid fiber/coaxial networks, which means that the network is made up of a combination of high-capacity fiber-optic cables and traditional coaxial cables.

     Our hybrid fiber/coaxial network is designed using redundant fiber-optic cables. Redundant cables increase reliability by providing an alternate route for signals to travel if network problems arise. By comparison, most traditional cable television systems do not have significant redundant cables. In addition, we provide power to our system from locations along the network called hub sites, each of which is equipped with a generator and battery back-up power source to allow service to continue in a power outage.

     Our interactive broadband networks can support numerous channels of basic and premium cable television services, telephone services, Internet access and other broadband communications services. Our networks have extra capacity, so we can add new services as content and technology become available.

     We offer local telephone service over these networks in much the same way local phone companies provide service. We provide dial tone service and install a network interface box outside a customer's home. We may add wiring inside the premises as well. We can offer multiple lines of telephone service. Our networks interconnect with those of other local phone companies through a nine-state interconnection agreement with BellSouth Telecommunications, Inc. We provide long distance service using leased facilities from other telecommunications service providers. We have entered into an agreement with Business Telecom, Inc. under which:

     - we lease a portion of Business Telecom's long distance telephone facilities; and

     - Business Telecom provides us with call switching services and operator and directory assistance.

     This agreement with Business Telecom expires in September 2000. We have a minimum annual purchase commitment of $50,000 under this agreement which we have always met or surpassed. We have entered into an agreement with ITC DeltaCom under which:

     - we lease a portion of ITC DeltaCom's long distance telephone and Internet facilities; and

     - ITC DeltaCom provides us with call switching services and operator and directory assistance.

     This agreement with ITC DeltaCom expires in May 2000. We do not have a minimum purchase commitment under this agreement.

     We provide high-speed Internet access services using high-speed cable modems in much the same way customers currently receive Internet services over modems linked to the local telephone network. The cable modems we presently use are typically 50 times faster than regular phone dial-up modems. Our customer's cable line with cable modem connects directly into the Internet. The Internet connection is always active and there is no need to dial up for access to the Internet or wait to connect through a port leased by an Internet service provider.

     ITC DeltaCom provides us with the technical Internet services that allow us to offer Internet access to our customers. ITC DeltaCom is an affiliate of our company. We believe that the terms of our agreements with ITC DeltaCom are comparable to what we could obtain for similar services from an unaffiliated company.

     Since the cable equipment industry is a consolidated industry, there are relatively few manufacturers of cable equipment. We purchase digital cable equipment from one supplier. This supplier has informed us that it may decide not to sell equipment to us in some new markets. We are currently in discussions with this supplier and are optimistic that this supplier will sell equipment for all of our new markets. If we are unable to resolve this issue with this supplier favorably or are unable to identify an alternate source of digital cable equipment, our ability to expand into some new markets may be impaired.

OUR BROADBAND COMMUNICATIONS SERVICES

     Cable Television.   We offer our customers three types of cable television
services: expanded basic, premium, and digital. Customers generally pay fixed monthly fees for cable programming and premium television services, which constitute our principal sources of revenue.

     Most customers choose to subscribe to expanded basic cable service. We call this service expanded basic because it includes many more channels than traditional basic cable service. Our expanded basic cable service consists of approximately 65-75 channels of programming, including:

     - television signals from local broadcast stations;

     - television signals from so-called super stations such as WGN (Chicago);

     - numerous satellite-delivered non-broadcast channels such as CNN, MTV, ESPN, The Discovery Channel and Nickelodeon;

     - displays of information featuring news, weather, stock and financial market reports; and

     - public, government and educational access channels.

     We offer a variety of premium services for an extra monthly charge. Premium services include channels with feature motion pictures such as HBO, Showtime and Cinemax or other special channels. We also provide our customers:

     - access to additional channels offering pay-per-view feature movies, live and taped sports events, concerts and other special features which involve a charge for each viewing;

     - access to home shopping networks; and

     - specialty services such as digital audio service.

     Programming for our cable television systems comes from over 70 national and local television networks. Since January 1, 1996, our arrangements with many of these

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

networks, constituting approximately 60% of our channels, have been obtained through our association with the National Cable Television Cooperative, Inc. The National Cable Television Cooperative obtains programming rates from most major networks, which rates are made available to us as a member of the cooperative. By obtaining programming rates through the cooperative, we benefit from volume discounts not otherwise available to us which more than offset the annual fees we pay to be a member of the cooperative. In addition, the cooperative handles our contracting and billing arrangements with the networks. Although we can terminate our membership in the cooperative at any time, we plan to continue our membership for the foreseeable future.

     We began offering digital video service in November 1998. Digital cable uses compression technology to significantly increase the number of television channels. Digital technology converts signals into a digital format and compresses many such signals into the space normally occupied by one signal. At the home, a set-top video terminal converts the digital signal back into channels that can be viewed on a normal television set. We added digital video as an additional service without reducing the current number of basic channels. Digital technology also permits us to offer near video-on-demand, which include movies or other programs that commence in frequent intervals, to customers for a fee per viewing basis.

     Telephone.   Our telephone service includes residential and small business local and long distance telephone services. Our customers pay a fixed monthly rate for all local calling. Customers may elect to receive call waiting, call forwarding, voice mail and other value-added services, which generally involve an additional fixed charge per month per telephone line. We generally price our services at rates comparable to those of our competitors, although typically our value-added services are less expensive than those of our competition. We offer all of our cable television services customers a discount on telephone service. Our long distance service offers features and prices comparable to those of our competitors.

     Internet Services.   Our high-speed data service offers customers
high-speed connections to the Internet using cable modems. The Internet connection using a cable modem is always active, so our customers do not have to dial in and wait for access. Since a customer's service is offered over the existing connection in the home, no second phone line is required and there is no disruption of service when the phone rings or when the television is on. We charge a fixed monthly fee for connection to the Internet. We offer discounts on our high-speed Internet service to customers who also purchase our cable television service or telephone service.

     Broadband Carrier Services.   We use extra, unused capacity on our networks
to offer wholesale services to other local and long distance telephone companies, Internet services providers and other integrated services providers. We call these services our "broadband carrier services." We believe our newly constructed interactive broadband networks offer other service providers a reliable and cost competitive alternative to telephone services provided by the incumbent local telephone company.

     We sell access to our network to long distance telephone companies for interstate and intrastate long distance phone calls to and from our customers. We sell access to our
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

network to connect local telephone companies to small business customers. We offer traditional special access and local private line services through our network by providing high capacity connections to medium and large commercial users, local telephone companies and other carriers throughout a metropolitan service area. Special access lines are dedicated lines that connect customers directly to a long distance carrier. Private lines are dedicated lines linking a customer location to one or more other customer locations.

     We provide services to Internet service providers which allows them to expand into areas where our network is located. In August 1998, we entered into an agreement with EarthLink, Inc., a large Internet service provider of which ITC Holding is a large stockholder, which allows EarthLink to offer high-speed Internet access to its customers in Montgomery, Alabama using our network. We entered into a similar agreement with A World of Difference, Inc., in August 1999 for the Charleston area.

     Future Broadband Communications Services.   We believe that our interactive
broadband networks may enable us to provide additional broadband services in the future, including:

     - Interactive energy management services in partnership with power companies, which allow customers to monitor energy usage and cost online;

     - Security services, including closed-circuit television security monitoring and alarm systems;

     - Voice transmission using the Internet, which integrates traditional telephone functions with Internet-based technology; and

     - High-speed, high-capacity transmission of data using advanced transfer protocols, such as the asynchronous transfer mode method of transmission.

MARKETS AND SUBSCRIBERS

      Current Markets

     Our interactive broadband networks currently serve:

     - Montgomery, Alabama;

     - Huntsville, Alabama;

     - Columbus, Georgia;

     - Augusta, Georgia;

     - Charleston, South Carolina;

     - Panama City, Florida; and

     - a rural area on the Georgia/Alabama border known as the valley.

     We provide video, telephone and Internet services over a broadband network in Montgomery, Huntsville, Columbus, Augusta, Charleston and Panama City. In the

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

valley area, we provide telephone service over a traditional copper wire telephone network and video and Internet services over a broadband network.

     We believe that our ability to increase and maintain our subscribers has been due largely to:

     - our commitment to customer service;

     - the number of channels we offer; and

     - our reliability and quality of the picture and sound over our networks.

      New Markets

     We plan to expand to additional cities in the southeastern United States. We plan to target cities that have the following characteristics, among others:

     - an average of at least 70 homes per mile;

     - at least 100,000 households; and

     - cities where we believe we have the opportunity to capture a substantial number of customers and be the leading provider of bundled communications services.

NETWORK CONSTRUCTION AND OPERATIONS

      Network Construction

     With the exception of the Georgia/Alabama border area where we maintain our own construction crews, we use contractors for the construction of our networks, including both the laying of underground cable and attaching aerial cable to utility poles. We serve as the manager of the construction process, directing and supervising the various construction crews. We have 59 employees dedicated to monitoring and facilitating the construction of our networks. Our approach to construction reflects our commitment to customer service. We notify potential customers before commencing underground construction and restore any damaged property. Based on past experience, we believe the construction of a new network in a new market will take approximately four years.

      Network Operations and Maintenance

     Technicians in each of our service areas schedule and perform installations and repairs and monitor the performance of our interactive broadband networks. We operate a network operations center in West Point, Georgia, and we monitor our networks 24 hours a day, seven days a week. Our technicians perform maintenance and repair of the network on an ongoing basis. We maintain the quality of our networks to minimize service interruptions and extend the networks' operational life.

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

      Franchises

     Cable television systems and local telephone systems generally are constructed and operated under the authority of nonexclusive franchises, granted by local and/or state governmental authorities. Franchises typically contain many conditions, such as:

     - time limitations on commencement and completion of system construction;

     - customer service standards;

     - minimum number of channels; and

     - the provision of free service to schools and certain other public institutions.

     We believe that the conditions in our franchises are fairly typical. Our franchises generally provide for the payment of fees to the municipality ranging from 3% to 5% of revenues from telephone and cable television service, respectively. Our franchises generally have ten to 15 year terms, and we expect our franchises to be renewed by the relevant franchising authority before or upon expiration.

     Prior to the scheduled expiration of most franchises, we initiate renewal proceedings with the relevant franchising authorities. The Cable Communications Policy Act of 1984 provides for an orderly franchise renewal process in which the franchising authorities may not unreasonably deny renewals. If a renewal is withheld and the franchising authority takes over operation of the affected cable system or awards the franchise to another party, the franchising authority must pay the cable operator the "fair market value" of the system. The Cable Communications Policy Act of 1984 also established comprehensive renewal procedures requiring that the renewal application be evaluated on its own merit and not as part of a comparative process with other proposals. The following table lists our franchises by location, term and expiration date.

LOCATION                                                   TERM      EXPIRATION DATE
--------                                                   ----      ---------------
TENNESSEE
Knoxville................................................  10           4/18/2010
Knox County..............................................  10           3/27/2010
SOUTH CAROLINA
Charleston...............................................  15           4/28/2013
North Charleston.........................................  15           5/28/2013
Charleston County........................................  15          12/15/2013
Mount Pleasant...........................................  15            3/9/2014
Hanahan..................................................  15            9/8/2013
Summerville..............................................  15           8/31/2013
Lincolnville.............................................  15           12/2/2013
Goose Creek..............................................  15          11/17/2013
Berkeley County..........................................  15          11/05/2013
GEORGIA
Augusta/Richmond County..................................  15           1/20/2013
Columbia County..........................................  11           11/1/2009
Columbus Renewal.........................................  10           3/16/2009
West Point...............................................  15           1/19/2013

LOCATION                                                   TERM      EXPIRATION DATE
--------                                                   ----      ---------------
FLORIDA
Panama City..............................................  20           3/10/2018
Bay County...............................................  8             1/5/2001
Lynn Haven...............................................  20           5/12/2018
City of Callaway.........................................  10           9/28/2009
Cedar Grove..............................................  15            6/9/2013
Parker...................................................  10           12/7/2009
ALABAMA
Prattville...............................................  15            7/7/2013
Maxwell AFB..............................................  5            9/30/2003
Autauga County...........................................  15          10/15/2013
Montgomery...............................................  15            3/6/2005
Huntsville...............................................  6             3/6/2006
Madison..................................................  15          10/22/2006
Madison County...........................................  10          11/20/2009
Redstone Arsenal.........................................  *                    *
Limestone County.........................................  15            5/7/2005
Chambers County..........................................  15          12/15/2012
Lanett...................................................  15           1/20/2013
Valley...................................................  15           1/12/2013

---------------
* We are operating in this market under a letter agreement while our franchise application is pending.

     The Cable Communications Policy Act of 1984 also prohibits franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area. This simplifies the application process for our obtaining a new franchise. This process usually takes about six to nine months. While this makes it easier for us to enter new markets, it also makes it easier for competitors to enter the markets in which we currently have franchises.

SWITCHING

     Switches are devices located along the network that direct voice and data traffic. Our switching equipment allows us to provide enhanced custom calling services including call waiting, call forwarding and three-way-calling. Residences and businesses are connected to the switches primarily with copper lines. We believe our network equipment and infrastructure is in good condition. Much of our network equipment and infrastructure has been replaced within the past three years.

      Interconnection

     We rely on local telephone companies and other companies to connect calls to users who are not our customers. We have access to BellSouth's telephone network under a nine-state interconnection agreement. The Telecommunications Act of 1996 established certain requirements and standards for interconnection arrangements, and our intercon-nection agreement with BellSouth is based on these requirements. However, these requirements and standards are still being developed and implemented by the FCC in conjunction with the states through a process of negotiation and arbitration, as discussed below under the caption "Our Business -- Legislation and Regulation -- Federal Regulation of Telecommunications Services."

     The key terms of our interconnection agreement with BellSouth are:

     - the right to connect to each others facilities;

     - the rates we pay each other for handling and delivery of one another's telephone traffic; and

     - the right to attach network facilities to each other's telephone poles and rights of way.

     Under the Telecommunications Act of 1996, BellSouth is required to allow us to interconnect to their network. Pursuant to the Telecommunications Act and the terms of our existing agreement, we can either:

     - automatically renew our existing interconnection agreement by notifying BellSouth of our intention to renew within the applicable timeframe:

     - negotiate the terms of a new agreement with BellSouth;

     - choose another interconnection agreement that BellSouth has with another telephone company and enter into an interconnection agreement on those same terms and conditions; or

     - accept the default pricing and terms and conditions offered by BellSouth.

     We do not plan to renew our current interconnection agreement. Because of recent FCC regulations we expect to be able to enter into a new interconnection agreement with better rates. We plan to negotiate our own terms with BellSouth. BellSouth may not agree to favorable terms since BellSouth is our competitor. However, if we are not able to negotiate favorable terms, we will select another interconnection agreement that BellSouth has entered into with another telephone company and enter into an interconnection agreement with BellSouth using those terms and conditions.

     The terms of our interconnection agreement have also been approved by the Georgia, Alabama, Florida and South Carolina state public utility commissions. Our new agreement will be subject to approval by the Georgia, Alabama, Florida and South Carolina state public utility commissions. Approvals of other state public utility commissions will be required in connection with the provision of telephone service in other states.

     It is generally expected that the Telecommunications Act of 1996 will continue to undergo considerable interpretation and implementation over the next several years, which could have a negative impact on our interconnection agreement with BellSouth. Our ability to compete successfully in the provision of services will depend on the timing of such implementing regulations and whether they are favorable to us.

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

SALES AND MARKETING

     We believe that we are the first provider of a bundled video, voice and data broadband communications services package in our current markets, and we intend to be first to market a similar services package in new cities. We believe that cost savings on a bundle of services and the advantages of one-stop shopping will be attractive to new customers, particularly since most of our prospective customers now buy services from multiple sources. We intend to emphasize our position as a new communications company that brings competition and choice to cities where we provide service. We also work to attract new cable television subscribers in areas in which our network has expanded. Our focus includes multiple dwelling units, many of which are subject to exclusivity arrangements with other cable providers that have not yet expired or which involve more complex arrangements with the property owner.

     Cable Television.   To attract cable television subscribers in new areas,
we mount extensive marketing campaigns prior to initiation of service with door-to-door solicitations and flyers followed by direct mail and telemarketing. We also use these solicitation efforts in our existing markets to encourage people who previously have not chosen any cable service to use our cable service or to encourage people who use another cable service to switch to our service. We have a sales staff in each of our markets, including residential and business sales managers, sales representatives and customer service representatives. We use our own installation and repair crews and those of outside contractors to install new service quickly.

     Telephone and Internet.   For our telephone and Internet marketing, we have
focused on subscribers of our cable television services through direct mail, door-to-door solicitations, flyers and telemarketing. We offer our cable television customers discounted rates for telephone service and high-speed Internet service. We emphasize the cost savings of a bundle of services. We also provide high-speed Internet access to certain Internet service providers who in turn resell the service to their customers. We have sales managers for our telephone and Internet services, and sales representatives focusing on bundled services.

     Customer Service.   Customer service is an essential element of our
operations and marketing, and we believe our quality and responsiveness differentiates us from our competitors. A significant number of our employees are dedicated to customer service activities, including

     - order taking;

     - customer activations;

     - billing inquiries and collections;

     - service upgrades;

     - provision of customer premises equipment; and

     - administration of our customer satisfaction program.

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     In addition, we provide 24-hour customer service, operate customer phone centers in each of our service areas, and operate a back-up customer phone center in West Point, Georgia. We monitor our networks 24 hours a day, seven days a week and strive to resolve problems prior to a customer being aware of any service interruptions.

COMPETITION

      Other Cable Systems

     Other cable television operations exist in each of our current markets. Our competitors include AT&T Cable Services, Comcast Cable Communications, Time Warner Cable, Mediacom and Charter Communications. We compete with these competitors on terms of pricing and programming content, including the number of channels and the availability of local programming. We obtain our programming by entering into contracts or arrangements with cable programming vendors. A cable programming vendor may enter into an exclusive arrangement with one of our cable television competitors. This would create a competitive advantage for the cable television competitor by restricting our access to programming. Each of AT&T Cable Services, Comcast Cable Communications and Time Warner Cable have entered into exclusivity arrangements with the WeB channel, which is the distribution channel for WB programming, in different markets. We provide programming in each of these markets as well, and these exclusivity arrangements restrict our access to programming.

     We expect that we will have competition with other cable television providers in each of our future markets. In addition, Federal law prohibits cities from granting exclusive cable franchises and from unreasonably refusing to grant additional, competitive franchises. This makes it easier for competitors to enter our markets. In addition, an increasing number of cities are considering the feasibility of owning their own cable systems in a manner similar to city-provided utility services.

     A continuing trend toward business combinations and alliances in the cable television area and the telecommunications industry as a whole may create significant new competitors for us. This trend toward business combinations may be shrinking the number of attractive acquisition targets.

      Other Television Providers

     Cable television distributors may, in certain markets, compete for customers with other video programming distributors and other providers of entertainment, news and information. The competitors in these markets include:

     - broadcast television; and

     - satellite and wireless cable systems.

We compete with these competitors on terms of pricing and programming content, including the number of channels and the availability of local programming. We often are not the first provider of video programming in our market, and we have to compete with other companies that have long-standing customer relationships with the residents in these areas. The Telecommunications Act of 1996 may create more competition for
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current cable television distributors, as it allows local telephone companies to provide video services in their local service areas.

     Alternative methods of distributing the same or similar video programming offered by cable television systems exist. Congress and the FCC have encouraged these alternative methods and technologies in order to offer services in direct competition with existing cable systems. In addition to broadcast television stations, we compete with other multichannel program service providers.

     We encounter competition from direct broadcast satellites systems that transmit signals to small dish antennas owned by the end-user. DirecTV and Echostar offer multichannel programming through high power communications satellites to a dish antenna with a diameter of only approximately 18 inches. Although satellite television providers presently serve a relatively small percentage of pay television subscribers, their share has been growing steadily. Competition from direct broadcast satellites could become substantial as developments in technology increase satellite transmitter power and decrease the cost and size of equipment. The Intellectual Property and Communications Omnibus Reform Act of 1999 permits satellite carriers to carry local television broadcast stations, is expected to enhance satellite carriers' ability to compete with us for subscribers. As a result, competition from these companies may increase.

     Wireless cable represents another type of video distribution service. These systems deliver programming services over microwave channels to subscribers who have a special antenna. Wireless cable systems are less capital intensive, are not required to obtain local franchises or pay franchise fees, and are subject to fewer regulatory requirements than cable television systems. Although there are relatively few systems in the United States right now, many markets have been licensed or tentatively licensed. The FCC has granted the use of certain frequencies to these services and expanded the channels reserved for educational purposes. The FCC's actions enable a single entity to develop a wireless cable system with up to 35 channels and thus could compete more effectively with cable television.

     We also compete with systems that provide multichannel program services directly to hotel, motel, apartment, condominium and other multiunit complexes through a satellite master antenna, which is a single satellite dish for an entire building or complex. These systems are generally free of any regulation by state and local governmental authorities. Pursuant to the Telecommunications Act of 1996, these systems called satellite master antenna television systems, are not commonly owned or managed and do not cross public rights-of-way do not need a franchise to operate.

     The Telecommunications Act of 1996 eliminated many restrictions on local telephone companies offering video programming, and we may face increased competition from them. Several major local telephone companies, including BellSouth, have announced plans to provide video services to homes.

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      Telephone

     In providing local and long distance telephone services, we compete with the incumbent local phone company in each of our markets. We are not the first provider of telephone services in most of our markets, and we have to convince people in our markets to switch from other telephone companies to us. BellSouth is the incumbent local phone company and is a particularly strong competitor in our current markets and throughout the southeastern United States where we hope to expand. We also compete with long distance phone companies such as AT&T, MCI WorldCom and Sprint.

     We continue to expect to face intense competition in providing our telephone and related telecommunications services. The Telecommunications Act of 1996 allows service providers to enter markets that were previously closed to them. Incumbent local telephone carriers are no longer protected from significant competition in local service markets. In addition, under certain circumstances regional Bell operating companies may enter the long distance market. These provisions blur the distinctions that previously existed between local and long distance services.

     One major impact of the Telecommunications Act of 1996 may be a trend toward the use and acceptance of bundled service packages. As a result, we will be competing with:

     - incumbent local telephone companies such as BellSouth as well as other competitive local telephone companies;

     - traditional providers of long distance services such as AT&T, MCI WorldCom and Sprint; and

     - other providers of cable television service such as AT&T Cable Services, Comcast Cable Communications, Time Warner Cable, Mediacom and Charter Communications, Inc.

Our ability to compete successfully will depend on the attributes of the overall bundle of services we are able to offer, including our price, features, and customer service.

     We compete with Business Telecom and ITC DeltaCom in providing telephone services to business customers. We purchase services from Business Telecom and ITC DeltaCom. Our agreements with Business Telecom and ITC DeltaCom are described above under the heading "-- Our Interactive Broadband Networks."

     Wireless telephone service such as cellular and PCS currently is viewed by consumers as a supplement to, not a replacement for, traditional telephone service. Wireless service generally is more expensive than traditional local telephone service and is priced on a usage-sensitive basis. In addition, the transmission quality of wireless service is not comparable to wireline service. However, in the future the rate and quality differential between wireless and traditional telephone service may decrease and lead to more competition between providers of these two types of services.

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      Internet Services

     Providing Internet access services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors have competitive advantages over us, such as greater experience, resources, marketing capabilities and stronger name recognition.

     In providing Internet access services, we compete with:

     - Internet service providers;

     - providers of satellite-based Internet services;

     - other long distance telephone companies; and

     - cable television companies.

Other technologies also offer high-speed, high capacity connections to the Internet. We compete with companies offering broadband connections such as DirecPC, one of the principal providers of satellite-based Internet services in the United States; long distance telephone companies such as AT&T and MCI WorldCom; traditional dial-up Internet service providers; and cable modem services such as Excite@Home, a joint venture among a number of major cable companies.

     A large number of companies provide businesses and individuals with direct access to the Internet and a variety of supporting services. In addition, many companies such as America Online, CompuServe, MSN, Prodigy and WebTV offer online services consisting of access to closed, proprietary information networks with services similar to those available on the Internet, in addition to direct access to the Internet. These companies generally offer Internet services over telephone lines using computer modems. A few Internet service providers also offer high-speed integrated services digital network connections to the Internet.

     EarthLink, a large Internet service provider that purchases Internet related services from us, is also a competitor.

     A few satellite companies provide broadband access to the Internet from desktop PCs using a small dish antenna and receiver kit comparable to that used for satellite television reception. DirecPC is one of the largest providers of satellite-based Internet services in the United States.

     Long distance companies are aggressively entering the Internet access markets. Long distance carriers have substantial transmission capabilities and have an established billing system that permits them easily to add new services. We expect competition from such companies to be vigorous due to their greater resources, operating history and name recognition.

     Other cable television companies may enter the Internet services market. We believe that some of the existing cable television providers are beginning to provide such services in some of their major markets or clusters, including major metropolitan areas in the southeast. The joint venture, Excite@Home, is offering high-speed Internet service using cable modems in areas where its affiliates have high-capacity networks. We believe
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that high-speed Internet services ultimately will be offered by other cable providers and companies in most of our present and future service areas.

LEGISLATION AND REGULATION

     The cable television industry currently is regulated by the FCC, some state governments and most local governments. Telecommunications services are regulated by the FCC and state public utility commissions. Internet services generally are not subject to regulation. Legislative and regulatory proposals under consideration by Congress and federal agencies may materially affect the cable television and telecommunications industries. The following is a summary of federal laws and regulations affecting the growth and operation of the cable television and telecommunications industries and a description of certain state and local laws.

     From time to time, federal and state legislators propose legislation that could affect our business, either beneficially or adversely, such as by increasing competition or affecting the cost of its operations. Additionally, the FCC and state regulatory bodies, may adopt rules, regulations or policies that may affect our business. We cannot predict the impact of such legislative actions on its operations. The following description of certain regulatory factors does not purport to be a complete summary of all present and proposed legislation and regulations pertaining to our operations.

      Cable Communications Policy Act of 1984

     The Cable Communications Policy Act of 1984 established comprehensive national standards and guidelines for the regulation of cable television systems and identified the boundaries of permissible federal, state and local government regulation. The FCC has responsibility for adopting rules to implement this Act. Among other things, the Cable Communications Policy Act of 1984 affirmed the right of franchising authorities to award one or more franchises within their jurisdictions. It also prohibited non-grandfathered cable television systems from operating without a franchise in such jurisdictions. The Cable Communications Policy Act of 1984 provides that in granting or renewing franchises, franchising authorities may establish requirements for cable-related facilities and equipment, but may not establish or enforce requirements for video programming or information services other than in broad categories.

      Cable Television Consumer Protection and Competition Act of 1992

     The Cable Television Consumer Protection and Competition Act of 1992 permitted a greater degree of regulation of the cable industry with respect to, among other things:

     - rates for cable programming services;

     - program access and exclusivity arrangements;

     - access to cable channels by unaffiliated programming services;

     - terms and conditions for the lease of channel space for commercial use by parties unaffiliated with the cable operator;

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     - ownership of cable systems;

     - customer service requirements;

     - requiring cable companies to carry certain television broadcast stations or to permit television stations to withhold consent for cable systems to carry their stations;

     - technical standards; and

     - cable equipment compatibility.

     Additionally, the legislation encouraged competition with existing cable television systems by:

     - allowing municipalities to own and operate their own cable television systems without a franchise;

     - preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area; and

     - prohibiting the common ownership of cable systems and other types of multichannel video distribution systems.

The Cable Television Consumer Protection and Competition Act of 1992 also precluded video programmers affiliated with cable television companies from favoring cable operators over competitors and required such programmers to sell their programming to other multichannel video distributors. The FCC has responsibility for adopting rules to implement this Act.

      Telecommunications Act of 1996

     The Telecommunications Act of 1996 and the FCC rules implementing this Act radically altered the regulatory structure of telecommunications markets by mandating that states permit competition for local telephone services. This Act permitted regional Bell operating companies to apply to the FCC for authority to provide long distance services. It also included significant changes in the regulation of cable operators. For example, the FCC's authority to regulate the cable programming service tier rates of all cable operators expired on March 31, 1999. The legislation also:

     - repeals the anti-trafficking provisions of the Cable Television Consumer Protection and Competition Act of 1992, which required cable systems to be owned by the same person or company for at least three years before they could be sold to a third party;

     - limits the rights of franchising authorities to require certain technology or to prohibit or condition the provision of telecommunications services by the cable operator;

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     - requires cable operators to fully block or scramble both the audio and video on sexually-explicit or indecent programming on channels primarily dedicated to sexually-oriented programming;

     - adjusts the favorable pole attachment rates afforded cable operators under federal law such that they may be increased, beginning in 2001, if the cable operator also provides telecommunications services over its network;

     - allows cable operators to enter telecommunications markets which historically have been closed to them; and

     - allows some telecommunications providers to begin providing competitive cable service in their local service areas.

      Federal Regulation of Cable Services

     The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations covering many aspects of cable television operations. The FCC may enforce its regulations through the imposition of fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses. A brief summary of certain federal regulations follows.

     Rate Regulation.   The Cable Television Consumer Protection and Competition
Act of 1992 authorized rate regulation for certain cable communications services and equipment in communities where the cable operator is not subject to effective competition. The Cable Television Consumer Protection and Competition Act of 1992 requires the FCC to resolve complaints about rates for cable programming service tier services and to reduce any such rates found to be unreasonable. It also limits the ability of many cable systems to raise rates for basic services. Cable services offered on a per channel or on a per program basis are not subject to rate regulation by either franchising authorities or the FCC. Notwithstanding the above, the Telecommunications Act of 1996 deregulated cable programming service rates as of March 31, 1999. After March 31, 1999, only the basic tier of service, which does not include the expanded basic tier of service, and equipment used to receive the basic tier of service remains subject to rate regulation.

     The Cable Television Consumer Protection and Competition Act of 1992 requires communities to certify with the FCC before regulating basic cable rates. The FCC's rate regulations do not apply where a cable operator demonstrates that it is subject to effective competition. We meet the FCC definition of effective competition in the areas that we currently serve. To the extent that any municipality attempts to regulate our basic rates or equipment, we believe we could demonstrate to the FCC that our systems all face effective competition and, therefore, are not subject to rate regulation.

     Carriage of Broadcast Television Signals.   The Cable Television Consumer
Protection and Competition Act of 1992 established signal carriage requirements. These requirements allow commercial television broadcast stations that are local to a cable system to elect every three years whether to require the cable system to carry the station

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or whether to require the cable system to negotiate for consent to carry the station. The third must-carry elections were made in October 1999. Stations are generally considered local to a cable system where the system is located in the station's Nielsen designated market area. Cable systems must obtain retransmission consent for the carriage of all distant commercial broadcast stations, except for certain superstations, which are commercial satellite-delivered independent stations such as WGN. We carry some stations pursuant to retransmission consents and pay fees for such consents or have agreed to carry additional services pursuant to retransmission consent agreements.

     Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within a certain limited radius. Non-commercial stations are not given the option to negotiate for retransmission consent.

     Nonduplication of Network Programming.   Cable television systems that have
1,000 or more subscribers must, upon the appropriate request of a local television station, delete or "black out" the simultaneous or nonsimultaneous network programming of a distant same-network station when the local station has contracted for such programming on an exclusive basis.

     Deletion of Syndicated Programming.   Cable television systems that have
1,000 or more subscribers must, upon the appropriate request of a local television station, delete or "black out" the simultaneous or nonsimultaneous syndicated programming of a distant station when the local station has contracted for such programming on an exclusive basis.

     Registration Procedures and Reporting Requirements.   Prior to commencing
operation in a particular community, all cable television systems must file a registration statement with the FCC listing the broadcast signals they will carry and certain other information. Additionally, cable operators periodically are required to file various informational reports with the FCC. Cable operators that operate in certain frequency bands, including our company, are required on an annual basis to file the results of their periodic cumulative leakage testing measurements. Operators that fail to make this filing or who exceed the FCC's allowable cumulative leakage index risk being prohibited from operating in those frequency bands in addition to other sanctions.

     Technical Requirements.   Historically, the FCC has imposed technical
standards applicable to the cable channels on which broadcast stations are carried, and has prohibited franchising authorities from adopting standards which were in conflict with or more restrictive than those established by the FCC. The FCC has applied its standards to all classes of channels which carry downstream National Television System Committee video programming. The FCC also has adopted standards applicable to cable television systems using frequencies in certain bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable system signal leakage. The Cable Television Consumer Protection and Competition Act of 1992 requires the FCC to update periodically its technical standards. Pursuant to the Telecommunications Act of 1996, the FCC adopted regulations to assure compatibility among televisions, VCRs and cable systems, leaving all features, functions, protocols and other product and service options for selection
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through open competition in the market. The Telecommunications Act of 1996 also prohibits states or franchising authorities from prohibiting, conditioning or restricting a cable system's use of any type of subscriber equipment or transmission technology.

     Franchise Authority.   The Cable Communications Policy Act of 1984 affirmed
the right of franchising authorities, which are the cities, counties or political subdivisions in which a cable operator provides cable service, to award franchises within their jurisdictions and prohibited non-grandfathered cable systems from operating without a franchise in such jurisdictions. We hold cable franchises in all of the franchise areas in which we provide service. The Cable Television Consumer Protection and Competition Act of 1992 encouraged competition with existing cable systems by:

     - allowing municipalities to operate their own cable systems without franchises;

     - preventing franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises covering an existing cable system's service area; and

     - prohibiting, with limited exceptions, the common ownership of cable systems and co-located multichannel multipoint distribution or satellite master antenna television systems, which prohibition is limited by the Telecommunications Act of 1996 to cases in which the cable operator is not subject to effective competition.

     The Telecommunications Act of 1996 exempts those telecommunications services provided by a cable operator or its affiliate from cable franchise requirements although municipalities retain authority to regulate the manner in which a cable operator uses the public rights-of-way to provide telecommunications services. Franchise authorities may not require a cable operator to provide telecommunications service or facilities, other than institutional networks, as a condition of franchise grant, renewal, or transfer. Similarly, franchise authorities may not impose any conditions on the provision of such service.

     Franchise Fees.   Although franchising authorities may impose franchise
fees under the Cable Communications Policy Act of 1984, as modified by the Telecommunications Act of 1996, such payments cannot exceed 5% of a cable system's annual gross revenues derived from the operation of the cable system to provide cable services. In some areas, cable services are defined to include Internet services. Franchise fees apply only to revenues for cable services. Franchising authorities are permitted to charge a fee for any telecommunications providers' use of public rights-of-way on a competitively neutral and nondiscriminatory basis.

     Franchise Renewal.   The Cable Communications Policy Act of 1984
established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. These formal procedures are mandatory only if timely invoked by either the cable operator or the franchising authority. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. Although the procedures provide substantial protection to incumbent franchisees, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a

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franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

     The Cable Television Consumer Protection and Competition Act of 1992 made several changes to the process which may make it easier in some cases for a franchising authority to deny renewal. The cable operator's timely request to commence renewal proceedings must be in writing and the franchising authority must commence renewal proceedings not later than six months after receipt of such notice. Within a four-month period beginning with the submission of the renewal proposal, the franchising authority must grant or deny the renewal. Franchising authorities may consider the "level" of programming service provided by a cable operator in deciding whether to renew. Franchising authorities currently may deny renewal based on failure to substantially comply with the material terms of the franchise, even if the franchising authority has "effectively acquiesced" to such past violations. The franchising authority is stopped only if, after giving the cable operator notice and opportunity to cure, the authority fails to respond to a written notice from the cable operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be harmless error.

     Channel Set-Asides.   The Cable Communications Policy Act of 1984 permits
local franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. The Cable Communications Policy Act of 1984 further requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. The Cable Television Consumer Protection and Competition Act of 1992 requires leased access rates to be set according to a FCC-prescribed formula.

     Ownership.   The Telecommunications Act of 1996 eliminates the Cable
Communications Policy Act of 1984 provisions prohibiting local exchange carriers from providing video programming directly to customers within their local exchange telephone service areas, except in rural areas or by specific waiver. Under the Telecommunications Act of 1996, local exchange carriers may provide video programming by radio-based systems, common carrier systems, open video systems, or cable systems. Local telephone companies that elect to provide open video systems must allow others to use up to two-thirds of their activated channel capacity. These local telephone companies are relieved of regulation as common carriers, and are not required to obtain local franchises, but are still subject to many other regulations applicable to cable systems. Local telephone companies operating as cable systems are subject to all rules governing cable systems, including franchising requirements.

     The Telecommunications Act of 1996 prohibits local telephone companies or its affiliate from acquiring more than a 10% financial or management interest in any cable operator providing cable service in its telephone service area. It also prohibits a cable operator or its affiliate from acquiring more than a 10% financial or management interest in any local telephone companies providing telephone service in its franchise area. A

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local telephone companies and cable operator whose telephone service area and cable franchise area are in the same market may not enter into a joint venture to provide telecommunications services or video programming. There are exceptions to these limitations for rural facilities, very small cable systems, and small local telephone companies in non-urban areas, and such restrictions do not apply to local exchange carriers that were not providing local telephone service prior to January 1, 1993.

     Pole Attachments.   The Telecommunications Act of 1996 requires utilities,
defined as all local telephone companies and electric utilities except those owned by municipalities and co-ops, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and right-of-way. The right to mandatory access is beneficial to facilities-based providers such as our company. The Telecommunications Act of 1996 also establishes principles to govern the pricing of such access. Presently, the rates charged to cable and telecommunications providers are the same. Starting in 2001, telecommunications providers will be charged a higher rate than cable operators for pole attachments. Companies that provide both cable and telecommunications services over the same facilities, such as us, may be required to pay the higher telecommunications rate.

     Inside Wiring of Multifamily Dwelling Units.   The FCC has adopted rules to
promote competition among multichannel video program distributors in multifamily dwelling units. The rules provide generally that, in cases where the program distributor owns the wiring inside a multifamily dwelling unit but has no right of access to the premises, the multifamily dwelling unit owner may give the program distributor notice that it intends to permit another program distributor to provide service there. The program distributor then must elect whether to remove the inside wiring, sell the inside wiring to the multifamily dwelling unit owner at a price not to exceed the replacement cost of the wire on a per-foot basis, or abandon the inside wiring.

     Privacy.   The Cable Communications Policy Act of 1984 imposes a number of restrictions on the manner in which cable system operators can collect and disclose data about individual system customers. The statute also requires that the system operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. In the event that a cable operator is found to have violated the customer privacy provisions of the Cable Communications Policy Act of 1984, it could be required to pay damages, attorneys' fees and other costs. Under the Cable Television Consumer Protection and Competition Act of 1992, the privacy requirements are strengthened to require that cable operators take such actions as are necessary to prevent unauthorized access to personally identifiable information.

     Franchise Transfer.   The Telecommunications Act of 1996 repeals most of
the anti-trafficking restrictions imposed by the Cable Television Consumer Protection and Competition Act of 1992, which prevented a cable operator from selling or transferring ownership of a cable system within 36 months of acquisition. However, a local franchise may still require prior approval of a transfer or sale. The Cable Television Consumer Protection and Competition Act of 1992 requires franchising authorities to act on a

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franchise transfer request within 120 days after receipt of all information required by FCC regulations and the franchising authority. Approval is deemed granted if the franchising authority fails to act within such period.

     Copyright.   Cable television systems are subject to federal compulsory copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a statutory license to retransmit broadcast signals. The amount of the royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried, and the location of the cable system with respect to over-the-air television stations. Adjustments in copyright royalty rates are made through an arbitration process supervised by the U.S. Copyright Office.

     Various bills have been introduced in Congress in the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable operators might need to negotiate rights from the copyright owners for each program carried on each broadcast station retransmitted by the cable system.

     Copyrighted music performed in programming supplied to cable television systems by pay cable networks, such as HBO, and cable programming networks, such as USA Network, has generally been licensed by the networks through private agreements with the American Society of Composers and Publishers and BMI, Inc., the two major performing rights organizations in the United States. The American Society of Composers and Publishers and BMI, Inc. offer "through to the viewer" licenses to the cable networks which cover the retransmission of the cable networks' programming by cable television systems to their subscribers.

     Internet Service Providers.   A number of Internet service providers have
requested that the FCC and state and local officials adopt rules requiring cable operators to provide unaffiliated Internet service providers with direct access to the operators' broadband facilities on the same terms as the operator makes those facilities available to affiliated Internet service providers. To date the FCC has rejected these unbundling proposals, but a number of local franchising authorities have imposed this type of requirement on cable operators. Litigation regarding these unbundling requirements is pending. AT&T recently announced that it would open its systems to competing Internet service providers, including EarthLink, with which it already has entered into an agreement. At this time it is uncertain whether these requirements lawfully may be imposed on cable operators, or how pervasive they ultimately may be if upheld in court.

     Regulatory Fees and Other Matters.   The FCC requires payment of annual
regulatory fees by the various industries it regulates, including the cable television industry. In 1997, cable television systems were required to pay regulatory fees of $0.54 per subscriber. In 1998, the fee was $0.44 per subscriber. In 1999, the fee was $0.48 per subscriber. Per-subscriber regulatory fees may be passed on to subscribers as external cost adjustments to rates for basic cable service. Fees are also assessed for other FCC licenses, including licenses for business radio, cable television relay systems and earth stations. These fees, however, may not be collected directly from subscribers as long as the FCC's rate regulations remain applicable to the cable system.
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     In December 1994, the FCC adopted new cable television and broadcast technical standards to support a new emergency alert system. Cable system operators were required to install and activate equipment necessary to implement the new emergency broadcast system by December 31, 1998 or October 1, 2002, depending on the size of the system.

     FCC regulations also address the carriage of:

     - local sports programming;

     - restrictions on origination and cablecasting by cable system operators;

     - application of the rules governing political broadcasts;

     - customer service standards; and

     - limitations on advertising contained in nonbroadcast children's programming.

      Regulation of Telecommunications Services

     Our telecommunications services are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the FCC generally exercises jurisdiction over the facilities of, and the services offered by, telecommunications carriers that provide interstate or international communications services. State regulatory authorities retain jurisdiction over the same facilities to the extent that they are used to provide intrastate communications services. Various international authorities may also seek to regulate the provision of certain services.

      Federal Regulation of Telecommunications Services

     Tariffs and Detariffing.   KNOLOGY Holdings is classified by the FCC as a
non-dominant carrier with respect to both its domestic interstate and international long distance carrier services and its competitive local exchange carrier services. As a non-dominant carrier, its rates presently are not regulated by the FCC. All telecommunications carriers that provide domestic interstate and international long distance services must file tariffs with the FCC prescribing rates, terms and conditions of service. Carriers must also file so-called informational tariffs with the FCC describing their operator services. KNOLOGY Holdings has filed tariffs with the FCC for our domestic interstate and international long distance services, interstate access services and interstate operator services.

     Valley Telephone and Interstate Telephone are regulated by the FCC as dominant, rather than non-dominant carriers. As dominant carriers, Valley Telephone and Interstate Telephone must file tariffs with the FCC and must provide the FCC with notice prior to changing their rates, terms or conditions of interstate services. Valley Telephone concurs in tariffs filed by the National Exchange Carrier Association, while Interstate Telephone has its own tariffs on file with the FCC.

     Interconnection.   The Telecommunications Act of 1996 establishes local
telephone competition as a national policy. This Act preempts laws that prohibit competition for

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

local telephone services and establishes uniform requirements and standards for local network interconnection, local network unbundling and local service resale. The Telecommunications Act of 1996 also requires incumbent local telephone carriers to enter into mutual compensation arrangements with new local telephone companies for transport and termination of local calls on each others' networks. Most state public utility commissions have ruled that traffic to Internet service providers is covered by this requirement. The FCC recently decided that calls to Internet service providers could be jurisdictionally interstate, although the FCC did not preempt these state decisions. The Telecommunications Act of 1996's interconnection, unbundling and resale standards have been developed initially by the FCC and have been, and will continue to be, implemented by the states in numerous proceedings and through a process of negotiation and arbitration.

     In August 1996, the FCC adopted a wide-ranging decision regarding the statutory interconnection obligations of the local telephone carriers. Among other things, the order established pricing principles, for use by the states to determine rates for unbundled local network elements and to calculate discounts. In July 1997, the United States Court of Appeals for the Eighth Circuit struck down the pricing rules established by the FCC. The court ruled that the FCC did not have jurisdiction under the Telecommunications Act of 1996 to establish pricing rules to be applied by the states. In January 1999, the Supreme Court reversed the Eighth Circuit decision, finding that the FCC had jurisdiction to implement the pricing provisions of the Act. The Eighth Circuit is expected, on remand, to rule on the merits of the FCC's pricing rules.

     The Supreme Court also upheld the FCC's rule requiring local telephone carriers to provide a platform that includes all of the network elements required by a competitor to provide a retail telecommunications service. Competitors using such platforms may be able to provide retail local services entirely through the use of the local telephone carriers' facilities at lower discounts than those available for local resale. The availability of such platforms could benefit our local competitors who, unlike us, do not operate their own facilities. The pricing of these platforms is still subject to a pending FCC proceeding.

     The Telecommunications Act of 1996 includes an exemption from interconnection requirements for rural telephone companies. Under this exemption, a competitor is not entitled to interconnect with a rural telephone company absent a finding by the appropriate state commission that the request is not unduly economically burdensome. Both Valley Telephone and Interstate Telephone are considered rural telephone companies under the Telecommunications Act of 1996, and the Alabama Public Service Commission has determined that these companies should be exempt from the interconnection requirements of the Telecommunications Act of 1996 at least through June 2001.

     Number Portability.   Another new federal statute requires that all local
telephone service carriers provide customers with the ability to retain, at the same location, existing telephone numbers without impairment of quality, reliability or convenience. This number portability will remove one barrier to entry faced by new competitors, which

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

would otherwise have to persuade customers to switch local service providers despite having to change telephone numbers. The FCC ordered permanent number portability to be made available in the 100 largest metropolitan areas by December 31, 1998. Number portability is available in all of our required markets. While number portability benefits our competitive local exchange carrier operations, it represents a burden to Valley Telephone and Interstate Telephone. At this time, we are unable to predict the impact, if any, of possible number portability delays or complications in our service territories.

     Universal Service and Access Charge Reform.   The FCC has adopted rules
implementing the universal service requirements of the Telecommunications Act of 1996. Pursuant to those rules, all telecommunications providers must contribute a small percentage of their telecommunications revenues to a newly established Universal Service Fund. There is an exemption for providers whose contribution would be less than $10,000 in a particular year. Interstate Telephone and Valley Telephone presently contribute to the fund, and we expect that KNOLOGY Holdings will be required to start contributing in 2000. We can not be certain whether we will be able to either recover the costs of fund contributions from our customers or to receive offsetting fund disbursements.

     The FCC presently is in the process of reducing access charges imposed by telephone companies for origination and termination of long distance traffic. In those areas where we use our own or our affiliated cable facilities for our comprehensive local telephone operations, we are largely unaffected by local telephone carriers' access charge fluctuations. However, overall decreases in local telephone carriers' access charges as contemplated by the FCC's access reform policies would likely put downward pricing pressure on our charges to domestic interstate and international long distance carriers for comparable access. Over time, statutory universal service funding obligations, coupled with the FCC's new access charge regime, could adversely affect us by limiting our ability to offset our fund contributions through higher charges to domestic interstate and international long distance carriers for originating and terminating interstate traffic over our cable facilities.

     Regional Bell Operating Company Entry into Long Distance.   The
Telecommunications Act of 1996 also establishes standards for regional Bell operating companies and their affiliates to provide long distance telecommunications services between a local access and transport area, or LATA, and points outside that area. Local access and transport areas are geographical regions in the United States within which a local telephone company may offer local telephone service. In 1997, BellSouth filed applications with the FCC for authority to offer in-region, or interLATA services in South Carolina and Louisiana; in 1998, BellSouth filed a second application with the FCC for authority to offer such services in Louisiana. In December 1997, the FCC rejected the South Carolina application. The Louisiana applications were rejected in February 1998 and October 1998, respectively. Notwithstanding these decisions, BellSouth likely will file additional applications to offer interLATA services for other states in its territory, including states in which we provide these services. Because of its existing base of local telephone service customers and its extensive telecommunications

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

network, we anticipate that BellSouth will be a significant competitor in each of the states in which it obtains in-region, interLATA authority from the FCC.

     Additional Requirements.   The FCC imposes additional obligations on all
telecommunications carriers, including obligations to:

     - interconnect with other carriers and not to install equipment that cannot be connected with the facilities of other carriers;

     - ensure that their services are accessible and usable by persons with disabilities;

     - provide telecommunications relay service either directly or through arrangements with other carriers or service providers, which service enables hearing impaired individuals to communicate by telephone with hearing individuals through an operator at a relay center;

     - comply with verification procedures in connection with changing a customer's carrier;

     - protect the confidentiality of proprietary information obtained from other carriers, manufacturers and customers;

     - pay annual regulatory fees to the FCC; and

     - contribute to the Telecommunications Relay Services Fund.

     Forbearance.   The Telecommunications Act of 1996 permits the FCC to
forbear from requiring telecommunications carriers to comply with certain regulations. Specifically, the Act permits the FCC to forbear from applying statutory provisions or regulations if the FCC determines that:

     - enforcement is not necessary to protect consumers;

     - a carrier's terms are reasonable and nondiscriminatory;

     - forbearance is in the public interest; and

     - forbearance will promote competition.

The FCC has exempted certain carriers from tariffing and reporting requirements pursuant to this provision of the Telecommunications Act of 1996. The FCC may take similar action in the future to reduce or eliminate other requirements. Such actions could free us from regulatory burdens, but also might increase the pricing flexibility of our competitors.

     Advanced Services and Collocation.   Section 706 of the Telecommunications
Act of 1996 requires the FCC to encourage the deployment of advanced telecommunications capabilities to all Americans through the promotion of local telecommunications competition. Recently, the FCC adopted rules designed to improve competitor access to incumbent local telephone carriers collocation space and to reduce the delays and costs associated with collocation. Collocation is the placement of equipment by a telephone company alongside another telephone company's equipment along a network.

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

     The FCC has taken steps to facilitate competitors' access to lines connecting customer premises to the operator for purposes of digital subscriber line deployment. Specifically, the FCC required incumbent local exchange carriers like Bell South, to permit unaffiliated providers of digital subscriber line services to use a portion of the lines connecting customer premises to the operator used for basic telephone service rather that purchasing new lines. In related proceedings, the FCC adopted rules requiring incumbent carriers to offer competing carriers access to a number of listed network elements, including local loops, sub loops, and local circuit switching. Some of the rules established in these proceedings will not be effective until May 2000. Also in related proceedings, the FCC adopted rules requiring incumbent carriers to allow competing carriers to access space in the incumbent's central office, which will enable competitors to collocate all equipment necessary for interconnection or access to unbundled network elements. Portions of these proceedings are currently on remand from a U.S. Court of Appeals, and petitions for reconsideration are pending before the FCC concerning the collocation and line sharing proceedings. Hence, the FCC is reviewing these rules, and these rules are subject to change. Having better collocation arrangements at incumbent local exchange carriers' main facilities housing telephone network equipment benefits our competitive local exchange operations. However, the FCC's advanced services proceeding, inasmuch as it primarily benefits digital subscriber line providers who compete directly with our broadband communications service offerings, may prove on balance to have an adverse competitive effect on us.

      State Regulation of Telecommunications Services

     The Telecommunications Act of 1996 contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, market entry by new providers of interstate or intrastate telecommunications services. The FCC is required to preempt any such state or local requirement to the extent necessary to enforce the Telecommunications Act of 1996's open market entry requirements. State and localities may, however, continue to regulate the provision of intrastate telecommunications services and require carriers to obtain certificates or licenses before providing service.

     Alabama, Georgia, Florida, and South Carolina each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local telephone, long distance telephone and operator services in Alabama, Georgia, Florida and South Carolina. In addition, we have executed local network interconnection agreements with BellSouth for the transport and termination of local telephone traffic. These agreements have been filed with, and approved by, the applicable regulatory authority in each state in which we conduct our operations. As a condition of providing intrastate telecommunications services, we are required, among other things:

     - to file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

     - to comply with state regulatory reporting, tax and fee obligations; and

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

     - to comply with, and to submit to, state regulatory jurisdiction over consumer protection policies, complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations.

     Valley Telephone and Interstate Telephone are subject to additional requirements under state law, including rate regulation and quality of service requirements. In Alabama, both Valley Telephone and Interstate Telephone are subject to a price cap form of rate regulation. Under price caps, the companies have limited ability to raise rates for intrastate telephone services, but the Alabama Public Service Commission does not regulate the rate of return earned by the companies.

      Local Regulation

     Occasionally we are required to obtain street use and construction permits and franchises to install and expand our interactive broadband network using state, city, county or municipal rights-of-way. Some municipalities where we have installed or anticipate constructing networks require the payment of license or franchise fees which are based upon a percentage of gross revenues or on a per linear foot basis. The Telecommunications Act of 1996 requires municipalities to manage public rights-of-way in a competitively neutral and non-discriminatory manner.

EMPLOYEES

     At February 29, 2000 we had 759 full-time employees. We consider our relations with our employees to be good, and we structure our compensation and benefit plans in order to attract and retain high caliber personnel. We will need to recruit additional employees in order to implement our expansion plan, including general managers for each new city and additional personnel for installation, sales, customer service and network construction. We recruit from several major industries for employees with skills in voice, video and data technologies. We do not believe we will have problems retaining personnel with the necessary qualifications.

PROPERTIES

     We own or lease property in the following locations:

LOCATION                        ADDRESS          LEASE/OWN          PRIMARY USE
--------                        -------          ---------          -----------
West Point, GA........  1241 O.G. Skinner Drive  Own        Corporate Admin. Offices
West Point, GA........  206 West 9th Street      Lease      Network Operations Center
Montgomery, AL........  1450 Ann Street          Lease      Headend & Technical Offices
Columbus, GA..........  1701 Boxwood Place       Lease      Admin. Offices & Headend
Panama City, FL.......  13200 P.C.B. Pkwy        Lease      Admin. Offices & Headend
Augusta, GA...........  3714 Wheeler Road        Own        Admin. Offices & Headend
Charleston, SC........  4506 Dorchester Road     Own        Admin. Offices and Headend
Huntsville, AL........  2401 10th Street         Own        Admin. Offices and Headend

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

     In addition to these properties, we also hold operating leases for hub sites along our network in each market. Our principal physical assets consist of fiber optic and coaxial broadband network and equipment, located either at the equipment site or along the network. Our distribution equipment along the network is generally attached to utility poles we own or use under standard pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. Under our pole attachment agreements, local public utilities and other pole owners rent us space on utility poles to attach our network cables and equipment. The rate a pole owner charges us for space varies, but the rate is generally based upon the amount of space we rent. See "Business-Legislation and Regulation" for a discussion of the FCC's regulation of pole attachment rates. Our franchises give us rights of way for our network. The physical components of the networks require maintenance and periodic upgrading to keep pace with technological advances. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

LEGAL PROCEEDINGS

     In the normal course of business, we are subject to litigation. However, in our opinion, there is no legal proceeding pending against us which would have a material adverse effect on our financial position, results of operations, or liquidity. We are also party to regulatory proceedings affecting the relevant segments of the communications industry generally.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding our directors and executive officers. Our board currently consists of ten members and is generally divided into three classes, with members serving for three-year terms expiring in the years indicated. Two of our directors have been elected by the holders of our Series B preferred stock and serve for one-year terms until their successors have been elected and qualified.

                                                                              TERM
NAME                             AGE                POSITION                 EXPIRES
----                             ---                --------                 -------
Rodger L. Johnson..............  52    President, Chief Executive Officer     2002
                                          and Director
Robert K. Mills................  36    Chief Financial Officer, Vice
                                          President and Treasurer
Felix L. Boccucci, Jr..........  42    Vice President of Business
                                          Development
Anthony J. Palermo, Jr.........  45    Vice President of Operations
Chad S. Wachter................  33    Vice President, General Counsel
                                          and Secretary
Thomas P. Barrett..............  53    Vice President of Information
                                          Technology
Marcus R. Luke, Ph.D...........  44    Chief Technology Officer
James T. Markle................  40    Vice President of Network
                                          Operations
Bret T. McCants................  40    Vice President of Network
                                          Construction and Maintenance
Peggy B. Warner................  48    Vice President of Marketing and
                                          Carrier Sales
Campbell B. Lanier, III(1).....  49    Chairman of the Board                  2002
Richard S. Bodman..............  61    Director                               2000
Alan A. Burgess(1).............  64    Director                               2001
Donald W. Burton(2)............  55    Director                               2001
L. Charles Hilton, Jr.(1)......  68    Director                               2000
William H. Scott, III(2).......  52    Director                               2001
Donald W. Weber(2).............  63    Director                               2002
James R. Matthews..............  33    Director                               2001
Bret Pearlman..................  33    Director                               2001

---------------

(1) Member of the audit committee.

(2) Member of the compensation and stock option committee.

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

     Rodger L. Johnson was named as our President and Chief Executive Officer and as a director in October 1999. He has served as the President of KNOLOGY Holdings and as a director since April 1999 and as its Chief Executive Officer since June 1999. Prior to joining KNOLOGY Holdings, Mr. Johnson had served as President and Chief Executive Officer, as well as a Director, of Communications Central Inc., a provider of coin-operated and inmate telephones, since November 1995. Prior to joining Communications Central, Mr. Johnson served as the President and Chief Executive Officer of JKC Holdings, Inc., a consulting company providing advice to the information processing industry. In that capacity, Mr. Johnson also served as the Chief Operating Officer of Infomed Systems, Inc., a publicly-held medical software manufacturer. Before founding JKC Holdings, Inc., Mr. Johnson served for approximately eight years as the President and Chief Operating Officer and as the President and Chief Executive Officer of Brock Control Systems, Inc., a publicly-held sales and marketing software provider.

     Robert K. Mills has served as our Chief Financial Officer, Vice President and Treasurer since November 1, 1999. He has worked for ITC Holding since September 1999 as Vice President of Corporate Development. From 1994 to September 1999, Mr. Mills served as Vice President -- Treasurer and Strategic Planning of Powertel, Inc., which provides wireless communications services. From 1987 to 1994, Mr. Mills practiced accounting at Arthur Andersen LLP. Mr. Mills received an MBA from Tulane University in 1987 and is a certified public accountant.

     Felix L. Boccucci, Jr. has served as our Vice President of Business Development since October 1999. He has served as Vice President of Business Development of KNOLOGY Holdings since August 1997. He served as our Chief Financial Officer, Treasurer and Secretary from November 1995 through August 1997. In addition, he currently serves as the Chief Financial Officer for Interstate and Valley Telephone Companies. From October 1994 until December 1995, Mr. Boccucci served as Vice President Finance Broadband of ITC Holding. Prior to such time, Mr. Boccucci worked for GTE Corporation, a telecommunications company, which merged with Contel Corporation in March 1991. From May 1993 to October 1994, he served as a Senior Financial Analyst for GTE. From 1991 to 1993, Mr. Boccucci served as Financial Director for GTE's Central Area Telephone Operations. From 1987 to 1991, he was the Assistant Vice President controller in charge of Contel's Eastern Region Telephone Operations comprising 13 companies in twelve states.

     Anthony J. Palermo, Jr. has served as our Vice President of Operations since July 1999. Prior to joining KNOLOGY, Mr. Palermo served as a consultant to Nokia and Optima Technologies from November 1998 through July 1999. From November 1995 to November 1998, Mr. Palermo was employed at Communications Central, Inc., where he served as Vice President of Sales, Marketing, and Operations. Prior to Communications Central, Inc. he spent six years at Brock Control Systems as Vice President of Operations and Chief Operating Officer. Mr. Palermo has also spent eleven years in the communications industry with AT&T Long Lines and RCA-Cylix.

     Chad S. Wachter has served as our Vice President, General Counsel and Secretary since October 1999. He joined KNOLOGY Holdings as its General Counsel and

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

Secretary in August 1998. From April 1997 to August 1998, Mr. Wachter served as Assistant General Counsel of Powertel, Inc., an affiliate of ITC that operates cellular and PCS businesses. From May 1990 until April 1997, Mr. Wachter was an associate and then a partner with Capell, Howard, Knabe & Cobbs, P.A. in Montgomery, Alabama.

     Thomas P. Barrett has served as our Vice President of Information Technology since October 1999. Prior to joining us, from July 1998 to September 1999, Mr. Barrett served as the President of Quintiles Americas. Quintiles Americas is a division of Quintiles Inc., a pharmaceutical research company. From January 1993 to June 1998, Mr. Barrett was employed by Perot Systems as an account manager. He also served as the human resources director for a period of time while at Perot Systems. From October 1992 to January 1993, Mr. Barrett worked for General Research Corporation as an account manager for a software development project. From August 1963 to September 1999, Mr. Barrett served in the U.S. Army in a number of command and staff positions and achieved the rank of Brigadier General.

     Marcus R. Luke, Ph.D. has served as our Chief Technology Officer since October 1999. He has served as the Chief Technology Officer of KNOLOGY Holdings since August 1997. Prior to this he served as the Vice President of Network Construction of KNOLOGY Holdings from November 1995 until August 1997, and Director of Engineering of Cybernet Holding, L.L.C., from May 1995 until November 1995. Prior to joining KNOLOGY Holdings, Dr. Luke served as Southeast Division Construction Manager for TCI from July 1993 to May 1995. From July 1987 to June 1993, he served as Area Technical Manager for TCI's southeast area, which included Montgomery. Dr. Luke worked for Storer Communications Inc. from 1985 to 1987 as Vice President of Engineering. Prior to 1985, he spent 12 years in various engineering and management positions with Storer Communications Inc.

     James T. Markle joined us in October 1999 as our Vice President of Network Operations. He has served as Vice President of Network Operations for KNOLOGY Holdings since March 1999. Prior to joining KNOLOGY Holdings, Mr. Markle was employed by MindSpring Enterprises, Inc. where he served as the Executive Vice President of Network Operations from March 1998 and as Vice President of Network Operations from April 1995. Prior to joining MindSpring, from April 1994 until April 1995, Mr. Markle served as the Director of Technical Support for Concert Communications Co., a telecommunications company. From August 1990 to April 1994, Mr. Markle served as Senior Manager of Network Operations for MCI Communications, a telecommunications company. Mr. Markle served in various operation positions at SouthernNet/Telecom*USA, including Director of Operations for a multistate region, from July 1985 until July 1990.

     Bret T. McCants has served as our Vice President of Network Services since October 1999. He has served as the Vice President of Network Services of KNOLOGY Holdings since April 1997. Prior to joining KNOLOGY Holdings, Mr. McCants was a co-founder of CSW Communications. From January 1996 to April 1997 he served as CSW Communications, Director of Operations, and from 1994 to 1996, he participated in the development and managed the deployment of voice, data and interactive energy

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

management equipment to homes in Laredo, Texas. Prior to joining CSW Communications, Mr. McCants served in various capacities with Central Power and Light Company including as Corporate Manager of Commercial and Small Industrial Marketing from 1992 to 1994, and as Business Manager from 1990 to 1992. From 1982 to 1990, Mr. McCants held several positions in the Sales, Marketing and Engineering departments at Central Power and Light Company.

     Peggy B. Warner joined us as our Vice President of Marketing and Carrier Sales in October 1999. She has been the Vice President of Marketing and Carrier Sales of KNOLOGY Holdings since January 1998. Prior to joining KNOLOGY Holdings, from February 1995 to December 1997, Ms. Warner held various positions at SCANA Communications, Inc., including Manager Sales, Marketing and Customer Service and General Manager. While at SCANA Communications, Inc., Ms. Warner was responsible for the company's fiber optic carriers' carrier and 800 MHz trunked radio lines of business. Prior to that time, from December 1993 to January 1994, she was an Executive National Accounts Manager with MCI Telecommunications Corporation where she developed and managed a nationwide Government Systems regional sales organization. Ms. Warner also held various other sales and marketing management positions with MCI between May 1986 and January 1995. She was an Account Manager with AT&T Information Systems between January 1983 and April 1986, and she held various sales positions with BellSouth prior to 1983.

     Campbell B. Lanier, III has been one of our directors and our Chairman of the Board since our inception. He has served as a director of KNOLOGY Holdings since November 1995. Mr. Lanier serves as Chairman of the Board and Chief Executive Officer of ITC Holding and has served as a director of ITC Holding since the company's inception in 1989. In addition, Mr. Lanier is an officer and director of several ITC Holding subsidiaries. Mr. Lanier also is Chairman of the Board and a director of ITC DeltaCom, Inc., which provides wholesale and retail telecommunications services; Powertel, Inc., which provides wireless communications services; EarthLink, Inc., an Internet services provider; and Vista Eyecare, Inc., a full service optical retailer. Mr. Lanier has served as a Managing Director of South Atlantic Private Equity Fund, IV, Limited Partnership since July 1997. He has also served as a director of Helen Keller Eye Research Foundation since June 1997 and as Chairman since January 2000.

     Richard S. Bodman has been one of our directors since December 1999. He has been a director of KNOLOGY Holdings since June 1996. Mr. Bodman was elected to KNOLOGY Holdings' board of directors pursuant to a stockholders' agreement under which AT&T Venture Fund I, L.P. had the right to elect one director to KNOLOGY Holdings' board. This stockholders' agreement has terminated. Mr. Bodman is currently the Managing General Partner of AT&T Venture Fund I L.P. From August 1990 to May 1996, Mr. Bodman served as Senior Vice President of Corporate Strategy and Development for AT&T. Mr. Bodman also is currently a director of the following public companies: Internet Security Systems, Inc., Tyco International Inc. and Young and Rubicam Inc.

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

     Alan A. Burgess has been one of our directors since December 1999. He has served as a director of KNOLOGY Holdings since January 1999. From 1967 until his retirement in 1997, Mr. Burgess was a partner with Andersen Consulting. Over his thirty-year career he held a number of positions as Managing Partner, including Managing Partner of Regulated Industries from 1974 to 1989. In 1989 he assumed the role of Managing Partner of the Communications Industry Group. In addition, he served on Andersen Consulting's Global Management council and was a member of the Partner Income Committee. Mr. Burgess is also the Chief Financial Officer of Seventh Wave Technologies, Inc.

     Donald W. Burton has been one of our directors since December 1999. He has been a director of KNOLOGY Holdings since January 1996. Since January 1981, he has served as Managing General Partner of South Atlantic Venture Fund I, II and III, Limited Partnerships and Chairman of South Atlantic Private Equity Fund IV, Limited Partnership. Mr. Burton has been the general partner of The Burton Partnership, Limited Partnership since October 1979. Since January 1981, he has served as President of South Atlantic Capital Corporation. Mr. Burton also serves on the board of directors of several ITC companies, including ITC Holding, ITC DeltaCom, Inc. and Powertel, Inc. He is a director of the Heritage Group of Mutual Funds and several private companies. Mr. Burton also serves as a director of the National Venture Capital Association.

     L. Charles Hilton, Jr. has been one of our directors since December 1999. He has served as a director of KNOLOGY Holdings since KNOLOGY Holdings acquired the beach cable system in Panama City, Florida in December 1997. Mr. Hilton was the founder and sole stockholder of Beach Cable, Inc., and served as its Chief Executive Officer from 1991 to December 1997. Since 1958, Mr. Hilton has served as Chairman and Chief Executive Officer of Gulf Asphalt Corporation, a general construction firm. Mr. Hilton has been a partner in the law firm of Hilton, Hilton, Kolk & Roesch since 1984, and currently serves as Chief Executive Officer of Hilton, Inc., a family corporation which owns and operates various commercial buildings in Bay County, Florida. He also is a member of the board of directors of several private companies.

     William H. Scott, III has been one of our directors since our inception, and he has served as a director of KNOLOGY Holdings since November 1995. He has served as President of ITC Holding since December 1991 and has been a director of ITC since May 1989. He also is an officer and director of several other ITC Holding subsidiaries. In addition, Mr. Scott is a director of Powertel Inc., ITC DeltaCom, Inc., EarthLink, Inc., Innotrac Corporation, which provides customized technology-based marketing support services, HeadHunter.NET, Inc., a company providing online recruiting services to employers, recruiters, and job-seekers, and NFront, Inc., a provider of full-service Internet banking solutions for community banks.

     Donald W. Weber has been one of our directors since December 1999. He has served as a director of KNOLOGY Holdings since August 1998. Since 1997, Mr. Weber has been a consultant and private investor. Since 1995, Mr. Weber served as President and Chief Executive Officer of ViewStar Entertainment Services, Inc., a digital satellite

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

services company. From 1987 to 1991, Mr. Weber held various executive positions, including President and Chief Executive Officer, and served as a director of Contel Corporation, a telecommunications company. Currently, Mr. Weber serves as director of Powertel, Inc., HeadHunter.NET, Inc., Pegasus Communications Corporation, a media and communications company and HIE, Inc., a health care software provider.

     James R. Matthews has been one of our directors since March 31, 2000. Mr. Matthews is a General Partner of J. H. Whitney & Co., which he joined in 1994 and where he focuses on making private equity and subordinated debt investments in the communications industry. Previously, he was with Gleacher & Co. Inc. and Salomon Brothers Inc. Mr. Matthews is a director of SpectraSite Communications, Inc., an owner and operator of towers and sites for the wireless communications industry; ClearSource, Inc., a broadband communications services provider; Grande Communications, Inc., a broadband communications services provider; and NewPath Holdings, Inc., a provider of DSL-based communications services. Mr. Matthews was elected to our board pursuant to a stockholders agreement that provides J. H. Whitney IV, L.P. will have the right to appoint a director to our board of directors so long as J. H. Whitney IV, L.P. and its affiliates own at least 45% of the stock first issued to J. H. Whitney or the stock that such stock is convertible into.

     Bret Pearlman has been one of our directors since March 31, 2000. Mr. Pearlman became a Senior Managing Director of The Blackstone Group L.P. in January 2000, and is a member of Blackstone Management Associates III L.L.C., a general partner of each of Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P., each of which has invested in us. Mr. Pearlman has been involved in The Blackstone Group's principal activities since 1989. Mr. Pearlman serves as a director of American Axle & Manufacturing Holdings, Inc. Mr. Pearlman was elected to our board pursuant to a stockholders agreement that provides that Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. and their respective affiliates will collectively have the right to appoint a director to our board of directors so long as they own at least 45% of the stock first issued to such funds or the stock that such stock is convertible into.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board currently has two committees, the audit committee and the compensation and stock option committee.

     The audit committee, among other things:

     - recommends the firm to be appointed as independent accountants to audit our financial statements;

     - discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our interim and year-end operating results;

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

     - considers the adequacy of our internal accounting controls and audit procedures; and

     - reviews the non-audit services to be performed by the independent accountants.

The members of the audit committee are Messrs. Hilton, Burgess and Lanier.

     The compensation and stock option committee reviews and recommends the compensation arrangements for management and administers our stock option plans. The members of the compensation and stock option committee are Messrs. Scott, Weber, and Burton.

COMPENSATION OF DIRECTORS

     Our directors do not receive directors' fees. Directors are reimbursed for their reasonable out-of-pocket travel expenditures. Our directors are also eligible to receive grants of stock options under our stock option plan.

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

EXECUTIVE COMPENSATION

     Our executive officers were appointed in October and November 1999. However, as most of our executive officers were executive officers of KNOLOGY Holdings, Inc. immediately prior to our formation, we have set forth below the compensation received by our executive officers from KNOLOGY Holdings for the fiscal years ended December 31, 1999, 1998 and 1997.

     The following table provides compensation information for our chief executive officer and former chief executive officer and the most highly compensated other executive officers whose total annual salary and bonus exceed $100,000. We will use the term "named executive officers" to refer to these people later in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                              LONG-TERM
                                                             COMPENSATION
                                                                AWARDS
                                                             ------------
                                  ANNUAL COMPENSATION         SECURITIES
                              ----------------------------    UNDERLYING       ALL OTHER
                              YEAR(1)    SALARY     BONUS     OPTIONS(2)    COMPENSATION(3)
                              -------   --------   -------   ------------   ---------------
Rodger L. Johnson...........   1999     $139,617   $    --    2,000,000         $3,181
  President & Chief            1998           --        --           --             --
     Executive Officer(4)      1997           --        --           --             --
William E. Morrow...........   1999      160,577    36,877      600,000          5,186
  Former President &           1998      134,539    76,800      420,000             --
     Chief Executive Officer   1997      102,462    22,602      180,000             --
Felix L. Boccucci, Jr. .....   1999      111,252    23,949       34,120          5,061
  Vice President of            1998       98,250    33,385       30,000             --
     Business Development(5)   1997       92,430     9,473           --             --
Bret T. McCants.............   1999      115,962    25,198       94,824          4,308
  Vice President of            1998      101,494    29,926      120,000             --
     Network Construction      1997       58,847    21,177       42,000             --
     And Maintenance
Marcus R. Luke..............   1999      107,309    23,925       28,120          2,202
  Chief Technology Officer     1998       97,307    31,275       90,000             --
                               1997       90,292     6,102           --             --
Peggy B. Warner.............   1999      110,963    23,502       34,120          5,734
  Vice President of            1998      106,396     8,775      150,000             --
     Marketing and Sales       1997           --        --           --             --

---------------
(1) As noted above, all of the named executive officers were initially employed by KNOLOGY Holdings, Inc. The compensation table reflects the compensation earned from KNOLOGY Holdings.

(2) All options are exercisable for shares of our common stock and reflect the 4:1 exchange ratio of the exchange of KNOLOGY Holdings capital stock for our capital stock in November 1999.

(3) For fiscal year 1999, includes premiums on term life insurance ($643, $186, $239, $263, $236, and $375 for Messrs. Johnson, Morrow, Boccucci, McCants, Luke and Ms. Warner, respectively) and employer matching contributions to our 401(k) plan ($2,538, $5,000, $4,822, $4,045, $1,966, and $4,999 for
    Messrs. Johnson, Morrow, Boccucci, McCants, Luke and Ms. Warner, respectively).

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

(4) Mr. Johnson has served as the president of KNOLOGY Holdings since May 1999 and as its chief executive officer since June 1999.

(5) Mr. Boccucci served as chief financial officer, treasurer and secretary of KNOLOGY Holdings from November 1995 through August 1997.

1995 STOCK OPTION PLAN

     We assumed KNOLOGY Holding, Inc.'s stock option plan in November 1999. Each outstanding option to purchase stock of KNOLOGY Holdings was converted into an option to purchase four shares of our common stock at the time we assumed the stock option plan.

     Our stock option plan allows us to grant options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, as well as non-qualifying options to our key employees and non-employee directors and those of our subsidiaries. The stock option plan authorizes the issuance of up to 8,000,000 shares of common stock pursuant to options granted under the plan. The maximum number of shares subject to options that may be awarded under the plan to any person is 1,800,000 shares. The compensation and stock option committee of the board of directors administers the plan and grants options to purchase common stock.

     The exercise price for incentive stock options granted under the stock option plan must be at least 100% of the fair market value of the common stock on the date of grant and must be at least 110% to an optionee beneficially owning more than 10% of the outstanding common stock. The exercise price for non-incentive stock options granted under the plan must be at least the par value of the common stock. The maximum option term is ten years, or five years to an optionee beneficially owning more than 10% of the outstanding common stock. Options may be exercised at any time after grant except as otherwise provided in the particular option agreement. There is also a $100,000 limit on the value of common stock covered by incentive stock options that become exercisable by an optionee in any year. The board of directors may amend, suspend or terminate the stock option plan for shares of common stock for which options have not been granted.

     Upon assumption of the KNOLOGY Holdings plan in November 1999, we had options to purchase 6,674,176 shares of common stock outstanding pursuant to the stock option plan. As of February 29, 2000 there were options to purchase 6,645,116 shares of common stock outstanding.

1999 LONG-TERM INCENTIVE PLAN

     Our board and stockholders approved the KNOLOGY, Inc. 1999 long-term incentive plan in November 1999. The purpose of the plan is to promote our success by linking the personal interests of employees, officers and directors to those of our stockholders. Under our plan, we may grant to our employees, officers and directors, and those of our subsidiaries, incentive or non-qualified stock options, stock appreciation rights, performance units, restricted stock, dividend equivalents, other stock-based awards, or any other right or interest relating to our stock or cash. The plan authorizes the issuance of up to 8,000,000 shares of common stock pursuant to awards. The maximum number of shares of common stock with respect to one or more options and/or stock appreciation rights that may be granted during any one calendar year to any one person is 1,800,000. The maximum fair market value of any other types of awards that may be received by one person during any one calendar year under our plan is $2,000,000.

     The plan is administered by the compensation and stock option committee of the board of directors, which has the power to designate participants; determine the type, number, terms and conditions of awards to be granted; establish rules and regulations to administer the plan; and make all other decisions necessary to administer the plan. Awards may have any terms specified by the committee consistent with the plan, except that the terms of any incentive stock option must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.

     The committee may condition any award under the plan upon the achievement of performance goals, based on:

     - specified target return, or target growth in return, on equity or assets;

     - stock price;

     - total stockholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period;

     - a specified target relative to, or target growth in, revenue, revenue generating units, homes passed, cost of service, operating cost, capital expenses, net income or earnings per share; or

     - any combination of the above goals.

If an award is made on a performance basis, the committee must establish goals at the beginning of the period for which such performance goal relates, and the committee has the right for any reason to reduce (but not increase) the award, notwithstanding the achievement of a specified goal.

     The board of directors or the committee may at any time terminate or amend our plan without stockholder approval; but it may condition any amendment on the approval of stockholders if deemed advisable for tax, securities law or other reasons. No termination or amendment of our plan may adversely affect any outstanding award without the written consent of the participant.

     As of February 29, 2000, there were options to purchase 324,412 shares of common stock outstanding pursuant to this stock option plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information about option awards made to the named executive officers during 1999.

                               INDIVIDUAL GRANTS(1)                                    POTENTIAL REALIZABLE
                             -------------------------                                   VALUE AT ASSUMED
                                           PERCENT OF                                    ANNUAL RATES OF
                             NUMBER OF       TOTAL                                         STOCK PRICE
                             SECURITIES     OPTIONS                                      APPRECIATION FOR
                             UNDERLYING    GRANTED TO                                      OPTION TERM
                              OPTIONS     EMPLOYEES IN   EXERCISE                     ----------------------
NAME                          GRANTED     FISCAL 1999     PRICE     EXPIRATION DATE       5%         10%
----                         ----------   ------------   --------   ----------------  ----------  ----------
Rodger L. Johnson..........  1,020,000       23.04%      $2.8325    February 3, 2009  $4,709,314  $7,482,899
  President & Chief            980,000       22.15%      $2.8325      August 4, 2009   4,524,636   7,189,452
     Executive Officer
William E. Morrow..........    600,000       13.56%      $2.8325    February 3, 2009   2,770,185   4,401,705
  Former President and
     Chief Executive
     Officer
Felix L. Boccucci, Jr. ....     14,120        0.32%      $2.8325    February 3, 2009      65,192     103,586
  Vice President of             20,000        0.45%      $2.8325      August 4, 2009      92,340     146,724
     Business Development
Bret T. McCants............     14,824        0.33%      $2.8325    February 3, 2009      68,442     108,751
  Vice President of             80,000        1.80%      $2.8325      August 4, 2009     369,358     586,894
     Network Construction
     and Maintenance
Marcus R. Luke.............     14,120        0.32%      $2.8325    February 3, 2009      65,192     103,586
  Chief Technology              14,000        0.32%      $2.8325      August 4, 2009      64,638     102,706
     Officer
Peggy B. Warner............     14,120        0.32%      $2.8325    February 3, 2009      65,192     103,586
  Vice President of Sales       20,000        0.45%      $2.8325      August 4, 2009      92,340     146,724
     and Marketing

---------------
(1) All options are exercisable for shares of common stock and are granted under the KNOLOGY Holdings stock option plan. All option share numbers reflect the 4:1 exchange ratio of the exchange of KNOLOGY Holdings capital stock for our capital stock in November 1999. Such options generally vest over five years unless such person's employment is terminated, in which case options that have not vested at that time will terminate.

(2) Values shown are the result of calculation at assumed 5% and 10% appreciation rates called for by the Securities and Exchange Commission and are not intended to forecast possible future appreciation in the market price of our common stock.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth the number of shares covered by both exercisable and unexercisable options as of December 31, 1999 and the year-end value of exercisable options as of December 31, 1999 for the named executive officers.

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                UNDERLYING                   IN-THE-MONEY
                                   SHARES                 UNEXERCISED OPTIONS AT              OPTIONS AT
                                  ACQUIRED                   DECEMBER 31, 1999           DECEMBER 31, 1999(1)
                                     ON       VALUE     ---------------------------   ---------------------------
NAME                              EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              --------   --------   -----------   -------------   -----------   -------------
Rodger Johnson..................      --          --           0        2,000,000      $      0      $3,840,000
William E. Morrow...............      --          --      90,000        1,110,000      $247,500      $2,344,500
Felix L. Boccucci...............      --          --      52,854           77,334      $145,348      $  171,349
Brett McCants...................      --          --      21,000          235,824      $ 57,750      $  509,812
Marcus R. Luke..................   4,000     $19,000      16,496          123,244      $ 45,364      $  268,019
Peggy B. Warner.................      --          --           0          184,120      $      0      $  403,010

---------------
(1) The value of the unexercised in-the-money options at December 31, 1999 was calculated using a market price of $4.75 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of our compensation and stock option committee are Messrs. Scott, Weber and Burton. Each of these members serves as a director or executive officer of ITC Holding. We have engaged in several transactions with ITC Holding or its affiliates, as discussed below.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     We were formed in 1998 by ITC Holding Company, Inc. We own 100% of KNOLOGY Holdings, and 100% of certain other companies, including Interstate Telephone Company, Valley Telephone Company Globe Telecommunications and ITC Globe. Before we owned them, each of these companies was owned separately by ITC Holding. ITC Holding determined that KNOLOGY Holdings and these other companies have parallel growth in the same markets and that combining their businesses would enhance their ability to take advantage of the opportunities in these markets. To accomplish this, ITC Holding formed us and, in November 1999, contributed these companies to us along with certain other related assets.

     KNOLOGY Holdings is our principal subsidiary. ITC Holding formed KNOLOGY Holdings in 1995. ITC Holdings' percentage ownership in KNOLOGY Holdings fell below 50% in 1996, but it subsequently reacquired stock in the company, and by November 1999, it owned 85% of KNOLOGY Holdings which it contributed to us. At approximately the same time, we offered to exchange our stock for the remaining stock of KNOLOGY Holdings, as a result of which we now own 100% of KNOLOGY Holdings. These transactions are described in greater detail below.

     ITC Holding is a diversified telecommunications company that owns interests in many companies that have businesses similar to ours. Because of our relationship with ITC Holding, we are affiliated with certain of these companies. Some of them, such as ITC DeltaCom, Inc. and EarthLink, Inc., provide us with and/or receive from us services and products. We have described the nature and amount of the business that we do with affiliated companies in greater detail below.

     We have adopted a policy requiring that any material transactions between us and others affiliated with our officers, directors or principal stockholders be on terms no less favorable to us than reasonably could have been obtained in arm's-length transactions with independent third parties.

TRANSACTIONS WITH ITC COMPANIES

     Certain of our directors and officers hold or held the following positions with companies that are affiliated with us:

         - Campbell B. Lanier, III, who serves as the Chairman of our board of directors, also serves as Chairman of the Board and Chief Executive Officer of ITC Holding Company and all of its subsidiaries including InterCall, and is also a director of companies that were formerly subsidiaries of ITC Holding, such as ITC DeltaCom, EarthLink and Powertel.

         - William H. Scott, III, one of our directors, serves as President, Chief Operating Officer and a director of ITC Holding and all of its subsidiaries including InterCall, and is also a director of companies that were formerly subsidiaries of ITC Holding, such as ITC DeltaCom, EarthLink and Powertel.

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

         - Donald W. Burton, one of our directors, is a director of ITC Holding, ITC DeltaCom and Powertel.

         - Donald W. Weber, one of our directors, is a director of Powertel.

         - Richard S. Bodman, one of our directors, is the managing general partner of AT&T Ventures, which controls the AT&T venture funds that own approximately 8.9% and 2.0% of our Series A preferred shares and Series B preferred shares, respectively.

         - Felix Boccucci, our Vice President of Business Development, served as an executive officer of ITC Holding prior to October 1997.

     We are affiliated with all of these companies by reason of our common stockholder bases and common directorships, and we have a business relationship with some of them, as described in detail below.

     As of February 7, 2000, Campbell B. Lanier, III beneficially owned approximately 23% of the common stock of ITC Holding, and William Scott and Donald Burton beneficially owned approximately 1% and 8%, respectively, of the common stock of ITC Holding. Most of our other officers, directors and stockholders also owned stock in ITC Holding and, as such, they all received the same amount of stock on a pro rata basis in the distribution as the rest of the ITC Holding stockholders.

     Certain affiliated companies provide us with various services and/or receive services provided by us. We feel that our transactions with these affiliated companies are representative of arms' length transactions.

     ITC DeltaCom provides us with wholesale long-distance and related services and leases capacity to us on certain of its fiber routes. In 1997, 1998 and 1999, these services were worth $589,011, $1,213,533 and $1,769,174, respectively. During those years, our company provided ITC DeltaCom with local and long distance telephone, programming and other services worth $386,842, $639,568 and $698,332, respectively. We received these services from ITC DeltaCom pursuant to an agreement which expires in May 2000. As of February 29, 2000, Mr. Lanier owned approximately 16% of ITC DeltaCom. Messrs. Lanier and Scott serve as executive officers and directors of ITC DeltaCom and Mr. Burton serves as a director of ITC DeltaCom.

     We received cellular services from Powertel in 1997, 1998 and 1999 worth $118,064, $342,696 and $525,664, respectively, and we leased fiber cables to Powertel during this time worth $519,956, $593,221 and $704,912, respectively. We lease these fiber cables to Powertel pursuant to a fiber lease agreement which expires in April 2000. As of February 29, 2000, ITC Holding owned approximately 25% of Powertel. Messrs. Lanier, Scott and Burton are directors of Powertel.

     We provided services to InterCall, our parent company prior to the distribution and a wholly owned subsidiary of ITC Holding, in 1997, 1998 and 1999 worth $477,405, $737,204 and $983,310, respectively. We provide these services to InterCall pursuant to an agreement which expires in July 2004.

     In 1997, 1998 and 1999, we provided local Internet transport services to EarthLink, a national Internet access provider, worth $132,524,$216,049 and $325,535, respectively. We provide these services to EarthLink pursuant to an Internet transport agreement which expires in July 2001. As of February 29, 2000, ITC Holding, through InterCall, owned approximately 8% of EarthLink. Messrs. Lanier and Scott are directors of EarthLink.

     We lease pole space from South Carolina Electric & Gas Co., an affiliate of SCANA Communications which is one of our stockholders and was a principal investor in KNOLOGY Holdings in the past, as discussed below. We lease this pole space pursuant to an annual pole attachment agreement. In 1999, we paid $30,952 under this agreement. In 1998, we purchased fiber optic cables from SCANA Communications for a total purchase price of $306,530. We lease fiber optic cables from SCANA Communication pursuant to two operating leases agreement entered into in the fourth quarter of 1998. The terms of the leases are 15 and 20 years. In 1999, we paid $87,600 under these agreements.

     In November 1999, we entered into a services agreement and a related support agreement with a wholly-owned subsidiary of ITC Holding named ITC Service Company under which we agreed to provide human resources, information technology and other services to ITC Service Company and under which ITC Service Company agreed to lease storage space as needed and provide certain administrative services to us. We expect to be paid approximately $60,000 per year for services provided by us, and we expect to pay a substantially smaller amount for services that ITC Service Company provides to us, under these agreements. The agreements have no expiration date, but may be terminated on 30 days' notice by either party.

     ITC Holding occasionally provides certain administrative services, such as legal and tax-planning services, for us. The costs of these services are charged to us based primarily on the salaries and related expenses for certain ITC Holding executives and an estimate of their time spent on projects for us. For the year ended December 31, 1999, KNOLOGY Holdings recorded $2,574,000 in selling, operations, administrative and rent expenses related to these services. We feel that the methodology used to calculate the amounts charged was reasonable.

     Our insurance provider is J. Smith Lanier & Co. Mr. Lanier's brother and uncle are principal owners of this insurance placement company, both of whom, as stockholders in ITC Holding, received the same pro rata amount of our Series A preferred stock in the distribution as the other ITC Holding stockholders. In 1997, 1998 and 1999 this company charged us approximately $221,000, $628,000 and $977,419, respectively, for insurance services.

     We leased office space in 1998 and part of 1999 to ITC DeltaCom, for which we received $122,000 and $40,000, respectively, in lease payments. We no longer lease space to ITC DeltaCom.

     We lease space to Powertel pursuant to a 10-year lease which expires in 2005. In 1998 and 1999, we received $112,200 in lease income under this agreement.

     In 1997, our subsidiaries Interstate Telephone and Valley Telephone paid $4.2 million in dividends to ITC Holding. In 1998 and 1999, Interstate Telephone paid $1.4 million and $1.7 million, respectively, in dividends to ITC Holding.

     Effective August 1998, upon the acquisition by ITC Holding if its majority interest in KNOLOGY Holdings, we participated in a tax sharing agreement with ITC Holding. The tax sharing agreement allowed ITC Holding to include our results in a consolidated federal income tax return. Based upon our taxable losses being included in the consolidated tax return, we recorded income tax benefits for $5.6 million and $19.7 million for the years ended December 31, 1998 and 1999, respectively. Upon completion of the spin-off on February 7, 2000, this tax-sharing agreement was terminated.

     The tax separation agreement that we entered into with ITC Holding will continue after the spin-off. The purpose of the tax separation agreement is to allocate the risk of potential adverse tax consequences stemming from the spin-off. We do not anticipate any adverse tax consequences, but any adverse tax consequences that do occur could be material.

     In October 1999, a subsidiary of ITC Holding agreed to lend up to $13 million to KNOLOGY Holdings under a line of credit which matured on the earlier of November 16, 2002 or one day after the commitment under KNOLOGY Holdings' existing credit facility is reduced to zero. Interest accrued on the loan at a rate of 11 3/4% per year. This loan was subordinate to the senior secured credit facility KNOLOGY Holdings has with First Union National Bank and First Union Capital Markets. In November 1999, we borrowed $9.6 million under this line of credit. In accordance with the terms of the loan, the ITC Holding subsidiary immediately converted this loan into shares of our Series A preferred stock at a price per share of $4.75, at which time the line of credit terminated.

     In November 1999, we acquired KNOLOGY Holdings, Interstate Telephone, Valley Telephone, Globe Telecommunications and ITC Globe from ITC Holding. ITC Holding contributed to us stock representing approximately 85% of the outstanding equity of KNOLOGY Holdings, stock representing 100% of each of Interstate Telephone, Valley Telephone, Globe Telecommunications and ITC Globe, 272,832 shares of preferred stock of ClearSource, Inc., subscription rights to purchase an additional 810,501 shares of preferred stock of ClearSource, approximately $5.6 million in cash to be used for the subscription payments to ClearSource and a note of KNOLOGY Holdings in the principal amount of up to $13 million. Concurrently with this November 1999 acquisition, we completed an exchange with other KNOLOGY Holdings stockholders in which we received KNOLOGY Holdings common stock and preferred stock in exchange for our common stock and Series A preferred stock. We now hold 100% of the outstanding capital stock of KNOLOGY Holdings.

     In December 1999, after the contribution and exchange discussed above, a subsidiary of ITC Holding agreed to lend us up to $30.4 million under a line of credit. The proceeds of this loan are to be used for construction of the network by KNOLOGY Holdings and for working capital. This loan accrued interest at a rate of 11 3/4% per year and had a maturity date of March 31, 2000. Under the terms of this loan, the ITC

Holding subsidiary converted all of the principal and interest of the loan into options to purchase shares of our Series A preferred stock at a price per option of $4.75. InterCall paid $4.75 for each share subject to a KNOLOGY option, which is the value placed on the shares underlying the options for purposes of the distribution, as discussed above. The parties agreed as part of the conversion transaction that KNOLOGY would pay the option exercise prices to ITC Holding when they were received by KNOLOGY. A residual note evidences this agreement. Under the residual note no amount is due to ITC Holding from KNOLOGY in the event of an option expiring or terminating.

     On February 4, 2000, ITC Holding distributed to its optionholders options to purchase 6,258,036 shares of our Series A preferred stock. On February 7, 2000, ITC Holding distributed to its stockholders all 43,211,531 shares of our Series A preferred stock.

SALES OF CAPITAL STOCK

     In December 1995 and January 1996, in connection with its initial capitalization, KNOLOGY Holdings issued to certain investors, including ITC Holding, SCANA Communications, Inc. and South Atlantic Venture Fund III, 7,780 shares of its preferred stock at a purchase price of $1,000 per share, for an aggregate amount of $7,780,000. ITC Holding contributed $4,000,000 plus all of its direct and indirect interests in Cybernet Holding, L.L.C. and in KNOLOGY of Columbus, Inc. in exchange for shares of KNOLOGY Holdings preferred stock. SCANA Communications is a communications subsidiary of SCANA Corporation, a diversified utility company. South Atlantic represents a series of venture capital funds. Mr. Burton is managing general partner of South Atlantic Venture Fund I, II and III and is Chairman of South Atlantic Venture Fund, IV, and Mr. Lanier is the managing general partner of South Atlantic Private Equity Fund, IV.

     KNOLOGY Holdings was a party to a stockholders' agreement dated December 8, 1995, as amended, with all of its stockholders. No party to the stockholders' agreement could transfer any of KNOLOGY Holdings' capital stock, rights or options held by such party to third parties without having offered rights of first refusal to purchase such securities to KNOLOGY Holdings. This agreement has been terminated.

     In May 1996, in connection with a private placement of its preferred stock, KNOLOGY Holdings issued 10 shares of its preferred stock to ITC Holding and 9,302 shares of its preferred stock to new investors at a purchase price of $1,200 per share, for an aggregate amount of $11,174,440. The new investors included Century Telephone Enterprises, Inc., a regional communications company that provides local exchange and cellular telephone services, and certain of the AT&T venture funds, a series of venture capital funds. In connection with this private placement, ITC Holding, the AT&T venture funds, KNOLOGY Holdings and others entered into a stockholders' agreement, which was amended and restated as of July 28, 1997. Pursuant to the agreement, all parties agreed to take all action within their respective power as may be required, for as long as Century Telephone Enterprises, Inc. or AT&T Venture Fund I, L.P. owned more than 5% of KNOLOGY Holdings' equity securities, to elect one director designated by

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

each such 5% stockholder. Richard Bodman was elected to KNOLOGY Holdings' board of directors pursuant to this arrangement. Mr. Bodman's term will expire in 2000. Century Telephone does not presently have a representative on KNOLOGY Holdings' board of directors. This stockholders' agreement terminated prior to the distribution.

     In February 1997, KNOLOGY Holdings issued 8,960 shares of preferred stock to certain of its current stockholders for a purchase price of $1,200 per share, for an aggregate amount of $10,752,000. As part of this private placement, ITC Holding, Century Telephone, South Atlantic and the AT&T venture funds contributed $4,302,000, $2,096,400, $1,000,800 and $1,416,000, respectively, in exchange for such preferred stock.

     In May 1997, KNOLOGY Holdings signed a letter of intent with SCANA Communications, whereby SCANA agreed to provide KNOLOGY Holdings with a revolving credit facility of up to $40.0 million for network construction and working capital. The companies, however, never established this credit facility. Beginning in June 1997, KNOLOGY Holdings borrowed an aggregate of $11.0 million of principal plus accrued interest (approximately $305,300) from SCANA pursuant to a promissory note. The note accrued interest at the rate of 12% per annum and was payable upon demand after January 1, 1998. KNOLOGY Holdings repaid the promissory note in October 1997 with a portion of the proceeds from the offering and the private placement described below. In October 1999, KNOLOGY Holdings issued to SCANA warrants to purchase 753 shares of KNOLOGY Holdings preferred stock in connection with these loans. SCANA exercised these warrants in November 1999. The weighted average exercise price of the SCANA warrant is $1,500 per share of preferred stock.

     In October 1997, KNOLOGY Holdings issued approximately 21,400 shares of its preferred stock to qualified investors in an equity private placement for a purchase price of $1,500 per share, for an aggregate amount of approximately $32.2 million. ITC Holding, Century Telephone, South Atlantic, AT&T venture funds and SCANA Communications, Inc. purchased approximately $10.0 million, $2.5 million, $5.5 million, $5.0 million and $5.0 million of preferred stock, respectively, in the equity private placement.

     In October 1997, KNOLOGY Holdings also completed a private offering of 444,100 units, each of which consisted of one 11 7/8% senior discount note and one warrant to purchase .003734 shares of its preferred stock, at an exercise price of $.01 per share, for $444.1 million aggregate principal amount at maturity yielding net proceeds of approximately $242.4 million. SCANA Communications purchased 71,050 of these units for $39,998,308. The senior discount notes issued in the offering were subsequently exchanged for substantially identical exchange notes that had been registered under the Securities Act of 1933, as amended, in an exchange offer that expired on March 24, 1998.

     In December 1997, KNOLOGY Holdings acquired Beach Cable, Inc., a cable television system in Panama City, Florida. L. Charles Hilton, Jr., who became a director of our company in December 1999, was the founder and sole stockholder of Beach Cable. Mr. Hilton received 2,485 shares of KNOLOGY Holdings preferred stock in the acquisition valued at $1,500 per share. During 1998, 134 of these shares were returned to KNOLOGY Holdings as part of a purchase price adjustment.

     In January 1998, ITC Holding purchased from Century Telephone its preferred stock of KNOLOGY Holdings. In July 1998, ITC Holding acquired shares of preferred stock of KNOLOGY Holdings in exchange for $100 in cash and ITC Holding common stock valued at $1,600 per share for each share of preferred stock of KNOLOGY Holdings exchanged. ITC Holding purchased 21,551 shares of preferred stock of KNOLOGY Holdings from several stockholders, including all of the preferred stock owned by South Atlantic and SCANA Communications in the exchange.

     In November 1999, we completed an exchange with other KNOLOGY Holdings stockholders, including AT&T venture funds and SCANA Communications, in which we exchanged our common stock and preferred stock for KNOLOGY Holdings common stock and preferred stock. Through this exchange offering, we acquired 7,113 shares of preferred stock of KNOLOGY Holdings from AT&T venture funds for 4,267,800 shares of our Series A preferred stock and 753 shares of preferred stock of KNOLOGY Holdings from SCANA Communications for 451,800 shares of our Series A preferred stock.

     On February 4, 2000, ITC Holding Company distributed to its option holders options to purchase 6,258,036 shares of our Series A preferred stock. On February 7, 2000, ITC Holding distributed to its shareholders all of its 43,211,531 shares of our Series A preferred stock. On February 7, 2000 we completed a private placement of 21,180,131 shares of our Series B preferred stock to a small group of institutional investors and certain of our executive officers for approximately $100.6 million.

     We entered into a stockholders agreement with the holders of our Series B preferred stock upon the closing of the private placement. Some large holders of our Series A preferred stock also are parties to that agreement, including Campbell B. Lanier III, the chairman of our board of directors, and SCANA Communications Holdings, Inc. The stockholders agreement provides among other things, that after we file a registration statement under Section 12 of the Securities and Exchange Act of 1934, the parties to this stockholders agreement will have the right, subject to specified limitations,

     - to demand registration of their unregistered shares; and

     - to demand inclusion of their unregistered shares in any registration of securities by us.

     It also provides that certain holders of our Series B preferred stock will have the right to appoint directors to our board so long as they each hold at least 45% of their original investment in our capital stock.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of February 29, 2000 regarding beneficial ownership of our voting capital stock by:

     - each person known by us to beneficially own more than 5% of our outstanding voting capital stock,

     - each of our named executive officers,

     - each of our directors, and

     - all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each of the named stockholders is c/o 1241 O.G. Skinner Drive, West Point, GA 31833.

                                    SERIES A PREFERRED    SERIES B PREFERRED         COMMON           AS CONVERTED(3)
NAME AND ADDRESS OF BENEFICIAL      -------------------   -------------------   -----------------   -------------------
OWNER(1)(2)                          NUMBER     PERCENT    NUMBER     PERCENT   NUMBER    PERCENT    NUMBER     PERCENT
------------------------------      ---------   -------   ---------   -------   -------   -------   ---------   -------
5% STOCKHOLDERS
  SCANA Communications Holdings,
    Inc(3)........................  7,234,271    14.0%           --      --          --      --     7,234,271     9.9%
  AT&T Venture Funds(4)...........  4,267,800     8.2       421,052     2.0%         --      --     4,688,852     6.4
  American Water Works Company,
    Inc.(5).......................  3,820,943     7.4            --      --          --      --     3,820,943     5.2
  South Atlantic Private Equity
    Funds(6)......................  3,356,443     6.5     1,578,947     7.5          --      --     4,935,390     6.7
  J. Smith Lanier(7)..............  2,781,761     5.4            --      --          --      --     2,781,761     3.8
  J.H. Whitney IV, L.P(8).........         --      --     8,421,053    39.8          --      --     8,421,053    11.5
  Blackstone Management Associates
    III L.L.C.(9).................         --      --     6,315,789    29.8          --      --     6,315,789     8.6
  First Union Investors,
    Inc(10).......................         --      --     2,105,263     9.9          --      --     2,105,263     2.9
EXECUTIVE OFFICERS
  Felix L. Boccucci, Jr(11).......     22,921       *         4,200       *      81,068     9.3%      108,189       *
  Marcus R. Luke(12)..............     18,878       *         1,600       *      70,620     8.1        91,098       *
  Bret McCants(13)................      5,454       *         9,000       *      81,000     9.3        95,454       *
  William E. Morrow(14)...........     13,527       *                           345,000    39.4       358,527       *
  Peggy B. Warner(15).............         --      --        64,000       *      45,000     5.1       109,000       *
  Rodger L. Johnson...............         --      --        10,000       *          --      --        10,000       *
DIRECTORS
  Campbell B. Lanier(16)..........  9,231,310    17.8            --      --          --      --     9,231,310    12.6
  Richard Bodman(4)...............  4,267,800     8.2            --      --          --      --     4,267,800     5.8
  Donald W. Weber(17).............     46,811      --            --      --          --      --        46,811       *
  Donald W. Burton(6).............  3,523,563     6.8     1,789,473     8.4          --      --     5,313,036     7.2
  L. Charles Hilton, Jr...........    377,197       *            --      --          --      --       377,197       *
  William H. Scott, III(18).......  1,203,138     2.3            --      --          --      --     1,203,138     1.6
  Alan A. Burgess.................         --      --            --      --          --      --            --      --
  Rodger L. Johnson...............         --      --            --      --          --      --            --      --
  James R. Matthews(8)............         --      --     8,421,053    39.8          --      --     8,421,053    11.5
  Bret Pearlman(9)................         --      --     6,315,789    29.8          --      --     6,315,789     8.6
  All Named Executive Officers and
    Directors as a Group (15
    persons)......................  18,710,599   35.2     16,615,115   78.0     622,688    71.2     35,948,402   47.3

---------------
*     Less than 1%

(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days from February 29, 2000. More than one person may be deemed to be a beneficial owner of the same securities. All persons shown in the table above have sole voting and investment power, except as otherwise indicated.

(2) For the purpose of computing the percentage ownership of each beneficial owner, any securities which were not outstanding but which were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within 60 days were deemed to be outstanding in determining the percentage owned by such person, but were not deemed outstanding in determining the percentage owned by any other person.

(3) The address of SCANA Communications Holdings, Inc. is 1426 Main Street, MC 134, Columbia, South Carolina, 29218.

(4) The address of each of the AT&T venture funds and of Mr. Bodman is 2 Wisconsin Circle, #610, Chevy Chase, Maryland 20815. Includes 346,432 shares owned by Venture Fund I, L.P., of which Venture Management I, a general partnership, is the general partner, of which Mr. Bodman is the managing general partner; 3,117,284 shares owned by AT&T Venture Fund II, L.P., of which Venture Management, L.L.C. is the general partner, of which Mr. Bodman is a manager; includes 186,277 shares owned by Special Partners Fund, L.P., of which Venture Management III, L.L.C. is the general partner, of which Mr. Bodman is a manager; and includes 1,038,859 shares owned by Special Partners Fund International, L.P., of which the investment general partner is Venture Management III, L.L.C., of which Mr. Bodman is a manager. Each of the respective AT&T venture funds has sole voting and investment power with respect to the shares beneficially owned by such fund.

(5)  The address of American Water Works Company, Inc. is 1025 Laurel Oak Road,
     P. O. Box 1770, Voorhees, NJ 08043,

(6) The address of Mr. Burton and of each entity comprising South Atlantic is 614 West Bay Street, Suite 200, Tampa, Florida 33606. Includes 446,094 shares held of record by The Burton Partnership, Limited Partnership, of which Mr. Burton is the sole general partner; 1,685,251 shares held by South Atlantic Venture Fund III, Limited Partnership, of which South Atlantic Venture Partners III, Limited Partnership is the sole general partner, of which Mr. Burton is the managing partner; 188,039 shares held by South Atlantic Private Equity Fund IV (QP), Limited Partnership, of which Mr. Burton is a general partner; 1,255,426 shares held by South Atlantic Private Equity Fund IV, Limited Partnership, of which Mr. Burton is a general partner; and 206,674 shares held by South Atlantic Venture Fund II, Limited Partnership, of which Mr. Burton is the managing partner. Each of the respective South Atlantic funds has sole voting and investment power with respect to the shares beneficially owned by such fund. Also includes 49,336 shares held of record by four Burton Family trusts of which Mr. Burton is trustee.

(7)  The address of Mr. Lanier is 3300 20th Avenue, Valley, Alabama 36854.

(8) The address of J. H. Whitney IV, L.P. is 177 Board Street, Stamford, CT 06901. The general partner of J. H. Whitney IV, L.P. is J. H. Whitney Equity Partners IV, LLC of which James R. Matthews is the managing member.

(9) The address of Blackstone Management Associates III L.L.C. is 345 Park Avenue, 31st Floor, New York, New York 10154. Includes 5,029,244 shares held by Blackstone CCC Capital Partners L.P., 907,598 shares held by Blackstone CCC Offshore Capital Partners L.P. and 378,947 shares held by Blackstone Family Investment Partnership III L.P., for each of which Blackstone Management Associates III L.L.C. is the general partner of which Bret Pearlman is a member.

(10) The address of First Union Investors, Inc. is One First Omon Center, Charlotte, NC 28288-0732.

(11) Includes 102,680 shares issuable under options.

(12) Includes 77,098 shares issuable under options.

(13) Includes 81,000 shares issuable under options.

(14) Includes 345,000 shares issuable under options.

(15) Includes 45,000 shares issuable under options.

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

(16) Includes 121,758 shares held of record by the Jane Lowery Zachry Hyatt Lanier Trust, of which Mr. C. Lanier, III is trustee; 136,419 shares held of record by The Campbell B. Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. C. Lanier, III is trustee; 56,759 shares held of record by the Lanier Family Foundation, of which Mr. C. Lanier, III is co-trustee; and 392 shares held of record by Mr. C. Lanier, III's wife. Also includes 619,774 shares issuable under options.

(17) Includes 5,457 shares issuable under options.

(18) Includes 44,857 shares held of record by The Martha J. Scott, Trustee FBO Mary Martha Scott U/ A 6/26/91 Trust, of which Mr. Scott's wife is trustee; 3,055 shares held of record by two members of Mr. Scott's immediate family; 87,322 shares held of record by The Melissa H. Lanier 1997 GST Trust, of which Mr. Scott is trustee; and 161,149 shares held of record by The Campbell B. Lanier, III Charitable Remainder Trust. Also includes 699,859 shares issuable under options.

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

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock is subject to the provisions of our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We currently have 200,000,000 shares of common stock authorized and 6,476 shares of common stock outstanding. We currently have 175,000,000 shares of preferred stock authorized of which 75,000,000 shares are designated as Series A preferred stock and 50,000,000 shares are designated as Series B preferred stock. As of February 29, 2000 we had 48,462,499 shares of Series A preferred stock outstanding and 21,180,131 shares of Series B preferred stock outstanding.

COMMON STOCK

     Voting Rights.   Each holder of common stock is entitled to attend all
special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of common stock are entitled to one vote per share and vote as a single class.

     Liquidation Rights.   In the event of any dissolution, liquidation or
winding up of our company, whether voluntary or involuntary, subject to the provisions of our preferred stock, holders of common stock are entitled to participate ratably on a per-share basis in all distributions to the holders of our common stock in any dissolution, liquidation or winding up.

     Dividends.   Dividends and distributions may be paid on the common stock in cash, property or securities, and the holders of our common stock will be entitled to participate in such dividends and distributions ratably on a per share basis. The rights of holders of our common stock to receive dividends and distributions are subject to any provisions of any of our preferred stock outstanding.

     Transfer Restrictions.   Any holder of shares of common stock that decides
to sell its shares of common stock must first offer those shares to us before it can offer the shares to a third party. Our board of directors at its discretion may waive or terminate the transfer restrictions. All transfer restrictions will terminate upon a qualified underwritten public offering of our common stock, which is an underwritten public offering

     - with a per-share purchase price of at least $6.00;

     - resulting in proceeds to us of at least $50 million prior to expenses and underwriting commissions; and

     - in which our common stock is listed for quotation on the Nasdaq National Market or a national securities exchange.

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

     Redemption.   All outstanding shares of our common stock are subject to
redemption if our board of directors determines such action should be taken to prevent the loss or secure the reinstatement of a license or franchise held by us or any of our subsidiaries and used to conduct business.

AUTHORIZED PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to issue, from time to time and without further stockholder action, except as required by applicable law, one or more series of preferred stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights, conversion privileges and other rights. The issuance of additional preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. Preferred stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock and existing series of preferred stock, and could discourage attempts to obtain control of our company.

SERIES A PREFERRED STOCK

     Voting Rights. Except as otherwise required by law, the holders of shares of Series A preferred stock are entitled to attend all special and annual meetings of the stockholders of our company and, together with the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing properly considered and acted upon by the stockholders. Holders of Series A preferred stock will vote with holders of common stock on an as-converted basis. In addition, holders of Series A preferred stock and Series B preferred stock are entitled to a separate class vote on:

     - the issuance of any additional Series A preferred stock;

     - the creation of any class or series of capital stock with preference to or on parity with the Series A preferred stock;

     - the voluntary dissolution of our company; and

     - any amendment to our certificate of incorporation or bylaws that would materially adversely affect the preferences of the Series A preferred stock.

Holders of Series A preferred stock and holders of Series B preferred stock are entitled to vote together as a single class or as separate classes on any merger, consolidation, recapitalization, liquidation, dissolution, winding-up or sale of all or substantially all of our assets that constitutes a change of control.

     Liquidation Rights.   In the event of any dissolution, liquidation or
winding up of our company, whether voluntary or involuntary, following any required prior distributions or payments for any other series of preferred stock, the holders of shares of our Series A preferred stock are entitled to receive, out of our assets legally available for distribution to stockholders, a liquidation value equal to the greater of:

     - the initial per-share purchase price of $4.75, or

     - the amount such holder would have received had his Series A preferred stock been converted into common stock immediately before the liquidation event.

This distribution must be paid after any distribution with respect to the Series B preferred stock but prior to any distribution with respect to the common stock. If the remaining distributable assets are insufficient to pay cash in an amount equal to the full Series A preferred stock liquidation distribution, then such assets or the proceeds of such assets will be distributed among the holders of the Series A preferred stock ratably on a per share basis.

     Dividends.   The holders of our Series A preferred stock and Series B
preferred stock, prior to and in preference to the holders of our common stock, will participate on an as-converted basis in all dividends and distributions payable to the holders of our common stock. As we do not pay guaranteed dividends to our preferred stockholders, we do not have a restriction on any repurchase or redemption of shares of our Series A preferred stock while there is any arrearage in the payment of dividends.

     Conversion Into Common Stock.   The Series A preferred stock is convertible
at any time at the option of the holder into the number of shares of common stock determined by multiplying the conversion rate then in effect by the number of shares of Series A preferred stock held. The conversion rate is the quotient obtained by dividing the Series A preferred stock issue price by the conversion price. The Series A preferred stock issue price equals $4.75, subject to adjustments for any future stock dividends, stock splits or similar transactions affecting the Series A preferred stock. The conversion price equals the initial per-share purchase price of $4.75, subject to adjustments for any future stock dividends, stock splits and similar transactions affecting the common stock, as well as issuances of common stock and common stock equivalents other than options and stock issued pursuant to employee benefit plans at less than the conversion price then in effect. The shares of Series A preferred stock shall automatically be converted into shares of common stock at the conversion price, as adjusted for any stock split or reclassification, upon our completion of a qualified underwritten public offering of common stock. Each share of Series A preferred stock will be convertible into one share of our common stock immediately after the distribution.

     Transfer Restrictions.   Any holder of shares of Series A preferred stock
that decides to sell its shares of Series A preferred stock must first offer those shares to us before it can offer the shares to a third party. Our board of directors at its discretion may waive or terminate the transfer restrictions. All transfer restrictions will terminate upon a qualified underwritten public offering of our common stock. Additionally, holders of Series A preferred stock who own more than 5% of our capital stock on an as-converted basis and who are parties to the stockholders agreement also must offer any shares not purchased by us to the other greater than 5% stockholders party to the stockholders' agreement. If any shares remain to be sold to a third party, the other greater than 5% stockholders have the right to sell their shares along with the original selling stockholder on a pro rata basis.

SERIES B PREFERRED STOCK

     The Series B preferred stock has substantially the same rights, restrictions, preferences and designations as our Series A preferred stock, other than the differences set forth below.

     Additional Voting Rights.   Similar to the rights of the holders of Series
A preferred stock, the holders of Series B preferred stock are entitled to a separate class vote on:

     - the issuance of additional Series B preferred stock; and

     - the creation of any class or series of capital stock with preference to or on parity with the Series B preferred stock.

     In addition to the other voting rights granted to holders of shares of Series A preferred stock, holders of Series B preferred stock are entitled to a separate class vote on any redemption or redemptions of common stock or preferred stock except for

     - any redemption or redemptions approved by a director elected by the holders of the Series B preferred stock; and

     - any redemption or redemptions from employees or former employees representing, in the aggregate, during any twelve-month period in which such redemption or redemptions occur, not more than 1% of our outstanding common stock on a fully-diluted basis.

     Liquidation Rights.   In the event of any dissolution, liquidation or
winding up of our company, whether voluntary or involuntary, before any distribution or payment is made to the holders of any other class or series of our capital stock, the holders of shares of Series B preferred stock are entitled to receive, out of assets legally available for distribution to stockholders, a liquidation value equal to the greater of:

     - the initial per-share purchase price of $4.75, or

     - the amount such holder would have received had his Series B preferred stock been converted into common stock immediately before the liquidation event.

     If the distributable assets would be insufficient to pay cash in an amount equal to the full Series B preferred stock liquidation distribution, then such assets or the proceeds of such assets will be distributed among the holders of Series B preferred stock ratably on a per share basis.

     Board Seats.   The holders of Series B preferred stock, voting together as a separate class, have the right to elect two directors to our board of directors. Under the stockholders' agreement entered into in connection with the private placement of the Series B preferred stock, certain holders of our Series B preferred stock have the right to appoint these two directors as long as each such holder maintains at least 45% of its original investment in our capital stock. Additionally, under the stockholders agreement, certain holders of our Series B preferred stock have the right to appoint board observers as long as each such holder maintains at least 25% of its original investment.

     Preemptive Rights.   Under the stockholders' agreement that we entered into
with the holders of Series B preferred stock and some of the holders of shares of Series A preferred stock who did not receive their shares in the distribution, each party that is a holder of shares of Series B preferred stock or Series A preferred stock that represent, on an as-converted basis, at least 5% of our outstanding capital stock will have the right to purchase its pro-rata share of 75% of any future offerings of our equity securities. This right will not apply to issuances pursuant to employee benefit plans or issuances for non-cash consideration.

     Registration Rights.   Under the stockholders' agreement mentioned above,
shares of common stock issued or issuable upon the conversion of Series A preferred stock obtained other than as a result of the distribution and which were not registered in connection with the distribution or Series B preferred stock will have the benefit of various registration rights. Holders of such preferred stock have the right to require us to effect up to two registrations on Form S-1 and unlimited registrations on Form S-3, each with respect to at least 25% of our registrable stock, subject to our reasonable deferral rights. Holders of such preferred stock also have unlimited rights to include shares in future registrations of stock by us or our own account or the account of other selling stockholders. These rights to include shares in future registrations are subject to customary rights of KNOLOGY to exclude the shares to the extent the managing underwriter determines that it would hurt the distribution to which the registration relates. We will pay all expenses in connection with these registrations other than underwriter discounts and commissions. Approximately 21 million shares of Series B preferred stock and approximately 48 million shares of Series A preferred stock have the benefit of these registration rights. A holder's registration rights will terminate when all registrable securities beneficially owned by such holder immediately may be sold under Rule 144(k) of the Securities Act of 1933, as amended, or our common stock is listed on a national securities exchange or traded on the Nasdaq market system except in certain limited circumstances.

OPTIONS

     As of February 29, 1999, we had outstanding options to purchase 6,645,116 shares of our common stock granted under our 1995 stock option plan. The weighted average exercise price of these options is $2.70. The options will vest at different times between the current date and November 2004, and each option terminates 10 years from the date of its issuance. The options terminate upon the option holder's termination of employment. Further, the options are immediately exerciseable upon the sale of KNOLOGY, unless our board decides such acceleration is not in the best interests of KNOLOGY. An additional 324,412 shares of common stock are subject to options granted pursuant to our long term incentive plan. The weighted average exercise price of these options is $4.75.

WARRANTS

     As of February 29, 1999, we had outstanding 444,100 warrants, each of which warrant entitles the warrant holder to purchase 2.2404 shares of our Series A preferred stock at an exercise price of $.01 per share. The exercise price is subject to adjustment for any division, consolidation or reclassification of the Series A preferred stock or similar actions by KNOLOGY. The warrants are exercisable at any time until their expiration in October 2007. Any warrants that are not exercised by that date will expire. Under certain circumstances, as set forth in the warrant agreement, if we consolidate or merge with, or sell substantially all of our assets to, another person at a time when our preferred stock or common stock is not publicly traded, we would be required to make an offer to repurchase the warrants at their fair market value.

CERTAIN CHARTER AND STATUTORY PROVISIONS

     Certain provisions of the Delaware General Corporation Law, our certificate of incorporation, our bylaws and our stock option plans may have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt. This may be true even in circumstances where a takeover attempt might result in payment of a premium over market price for shares held by stockholders.

     We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder. A business combination includes mergers, asset sales and other transactions that may result in a financial benefit to stockholders. A person will be deemed an interested stockholder triggering this protection if the person together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock. There are three exceptions to these provisions. First, if our board of directors gives prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder then the restrictions do not apply. Second, the restrictions will not apply if, upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock. Finally, the restrictions will not apply if, at the time of or following the consummation of the transaction in which the stockholder became an interested stockholder, our board of directors approves the business combination and stockholders holding at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder authorize the business combination.

     We may issue 50,000,000 shares of undesignated preferred stock. Under certain circumstances, the issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of our stock.

     The provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving us. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with the transaction. Certain of these provisions may, however, discourage our future acquisition in a transaction not approved by our board of directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for our common stock at a premium, as well as create a depressive effect on the market price of our common stock.

                                 LEGAL MATTERS

     Hogan & Hartson L.L.P., of Washington, D.C., has issued an opinion about certain legal matters with respect to our Series A preferred stock, options and common stock. Arthur Andersen LLP has issued an opinion about certain tax matters with respect to Federal income tax consequences of the distribution to ITC Holding option holders.

                                    EXPERTS

     The consolidated financial statements and schedules of KNOLOGY, Inc. and subsidiaries as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1. It includes exhibits and schedules. This prospectus is part of the registration statement. It does not contain all of the information that is in the registration statement. The registration statement contains more information about our company and our capital stock. Statements contained in this prospectus concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You may read and copy all or any portion of the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. The registration statement is also available to you on the SEC's Internet site (www.sec.gov).

                         KNOLOGY, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets -- December 31, 1998 and 1999...  F-3
Consolidated Statements of Operations for the Years Ended
   December 31, 1997, 1998 and 1999.........................  F-4
Consolidated Statements of Stockholders' Equity and
   Comprehensive Loss for the Years Ended December 31, 1997,
   1998 and 1999............................................  F-5
Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1997, 1998 and 1999.........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To KNOLOGY, Inc.:

     We have audited the accompanying consolidated balance sheets of KNOLOGY, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KNOLOGY, Inc. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. As discussed in Note 1 to the financial statements, effective August 1998, the Company acquired a majority ownership interest in KNOLOGY Holdings, Inc. in a business combination accounted for as a purchase. As a result of this acquisition, the financial information for 1998 includes the accounts of KNOLOGY Holdings, Inc. and, therefore, is not comparable to periods prior to the acquisition.

/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 25, 2000

                         KNOLOGY, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    1998            1999
                                                                ------------    ------------
                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  5,158,774    $  7,818,462
  Marketable securities.....................................      66,231,397       6,069,461
  Accounts receivable, net of allowance for doubtful
    accounts of $418,499 and $695,067 as of December 31,
    1998 and 1999, respectively.............................       8,774,536       9,037,451
  Accounts receivable -- affiliates.........................       6,785,691      18,244,232
  Prepaid expenses..........................................         500,022         796,708
                                                                ------------    ------------
        Total current assets................................      87,450,420      41,966,314
                                                                ------------    ------------
PROPERTY, PLANT, AND EQUIPMENT:
  System and installation equipment.........................     188,753,702     274,010,824
  Test and office equipment.................................       8,539,784      15,273,068
  Automobiles and trucks....................................       3,777,458       5,286,638
  Production equipment......................................         857,028         869,264
  Land......................................................       2,750,244       2,750,244
  Buildings.................................................      10,902,460      12,775,054
  Inventory.................................................      32,417,006      21,769,689
  Leasehold improvements....................................       1,145,184       1,689,656
                                                                ------------    ------------
                                                                 249,142,866     334,424,437
  Less accumulated depreciation and amortization............     (37,257,198)    (60,527,606)
                                                                ------------    ------------
        Property, plant, and equipment, net.................     211,885,668     273,896,831
                                                                ------------    ------------
OTHER LONG-TERM ASSETS:
  Intangible and other assets, net..........................      65,192,185      73,185,779
  Deferred issuance costs, net..............................       8,733,803       7,878,034
  Investments...............................................         825,072       3,249,056
  Other.....................................................         593,663         157,796
                                                                ------------    ------------
        Total assets........................................    $374,680,811    $400,333,810
                                                                ============    ============
                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of notes payable..........................    $     12,174    $     12,174
  Accounts payable..........................................      19,651,228      15,138,408
  Accounts payable -- affiliates............................         248,306         337,964
  Accrued liabilities.......................................      12,303,038       7,033,444
  Advances from affiliates..................................       2,025,604               0
  Unearned revenue..........................................       3,231,232       3,779,841
                                                                ------------    ------------
        Total current liabilities...........................      37,471,582      26,301,831
NONCURRENT LIABILITIES:
  Notes payable.............................................         122,070      19,110,520
  Accrued interest payable..................................      21,036,541      41,082,791
  Unamortized investment tax credits........................         441,989         370,373
  Deferred income taxes.....................................         321,658               0
  Bonds payable, net of discount............................     255,020,209     270,818,870
                                                                ------------    ------------
        Total liabilities...................................     314,414,049     357,684,385
                                                                ------------    ------------
COMMITMENTS AND CONTINGENCIES (NOTE 5)
MINORITY INTEREST...........................................       3,267,653               0
                                                                ------------    ------------
WARRANTS (NOTE 3)...........................................       2,486,960       4,726,065
                                                                ------------    ------------
STOCKHOLDERS' EQUITY:
  Series A preferred stock, $.01 par value per share;
    75,000,000 shares authorized, 0 and 48,035,531 shares
    issued and outstanding at December 31, 1998 and 1999,
    respectively............................................               0         480,355
  Series B preferred stock, $.01 par value per share;
    50,000,000 shares authorized, 0 shares issued and
    outstanding at December 31, 1998 and 1999 (Note 11).....               0               0
  Common stock, $.01 par value per share; 200,000,000 shares authorized, 100 and 6,476 shares issued and outstanding
    at December 31, 1998 and 1999, respectively.............               1              65
  Additional paid-in capital................................      75,312,104     117,066,988
  Accumulated deficit.......................................     (20,802,344)    (79,593,349)
  Unrealized gains (losses).................................           2,388         (30,699)
                                                                ------------    ------------
        Total stockholders' equity..........................      54,512,149      37,923,360
                                                                ------------    ------------
        Total liabilities and stockholders' equity..........    $374,680,811    $400,333,810
                                                                ============    ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                         KNOLOGY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1997            1998            1999
                                                                -----------    ------------    ------------
OPERATING REVENUES:
  Telephone.................................................    $17,633,313    $ 22,318,344    $ 28,774,150
  Video.....................................................              0      22,527,403      35,165,411
  Internet services and other...............................              0         286,775       2,781,368
                                                                -----------    ------------    ------------
        Total operating revenues............................     17,633,313      45,132,522      66,720,929
                                                                -----------    ------------    ------------
OPERATING EXPENSES:
  Cost of services..........................................      3,121,108      16,796,593      26,964,519
  Selling, operations, and administrative...................      9,498,461      33,266,292      45,960,263
  Depreciation and amortization.............................      2,781,800      17,326,895      40,970,149
                                                                -----------    ------------    ------------
        Total operating expenses............................     15,401,369      67,389,780     113,894,931
                                                                -----------    ------------    ------------
OPERATING INCOME (LOSS).....................................      2,231,944     (22,257,258)    (47,174,002)
                                                                -----------    ------------    ------------
OTHER INCOME (EXPENSE):
  Interest income...........................................              0       9,639,050       1,478,998
  Interest expense..........................................        (12,431)    (29,033,088)    (34,308,742)
  Affiliate interest income (expense), net..................        467,815         (34,115)       (114,545)
  Equity losses in subsidiary...............................     (2,444,706)              0               0
  Other (expense) income, net...............................        (59,184)        782,954         107,066
                                                                -----------    ------------    ------------
        Total other expense.................................     (2,048,506)    (18,645,199)    (32,837,223)
                                                                -----------    ------------    ------------
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS, AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.......        183,438     (40,902,457)    (80,011,225)
MINORITY INTERESTS..........................................              0      13,294,079       3,267,653
                                                                -----------    ------------    ------------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE............................        183,438     (27,608,378)    (76,743,572)
INCOME TAX (PROVISION) BENEFIT..............................     (1,010,779)      5,631,618      19,697,270
                                                                -----------    ------------    ------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................       (827,341)    (21,976,760)    (57,046,302)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (NOTE
  2)........................................................              0        (582,541)              0
                                                                -----------    ------------    ------------
NET LOSS....................................................       (827,341)    (22,559,301)    (57,046,302)
SUBSIDIARY PREFERRED STOCK DIVIDENDS........................     (4,193,276)     (1,424,222)     (1,744,703)
                                                                -----------    ------------    ------------
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS................    $(5,020,617)   $(23,983,523)   $(58,791,005)
                                                                ===========    ============    ============
BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON
  STOCKHOLDERS..............................................    $(50,206.17)   $(239,835.23)   $     (11.45)
                                                                ===========    ============    ============
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING...............................................            100             100       5,132,653
                                                                ===========    ============    ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
                         EQUITY AND COMPREHENSIVE LOSS

                                                                                          RETAINED
                                  PREFERRED STOCK       COMMON STOCK      ADDITIONAL      EARNINGS     UNREALIZED       TOTAL
                               ---------------------   ---------------     PAID-IN      (ACCUMULATED     GAINS      STOCKHOLDERS'
                                 SHARES      AMOUNT    SHARES   AMOUNT     CAPITAL        DEFICIT)      (LOSSES)       EQUITY
                               ----------   --------   ------   ------   ------------   ------------   ----------   -------------
BALANCE, December 31,
  1996.......................           0   $      0     100     $ 1     $  6,049,495   $  9,598,225    $      0    $ 15,647,721
Comprehensive Loss:
  Net loss attributable to
    common stockholders......           0          0       0       0                0     (5,020,617)          0      (5,020,617)
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
        Comprehensive Loss...           0          0       0       0                               0           0      (5,020,617)
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
  Acquisition of subsidiary
    stock....................           0          0       0       0       14,310,000                          0      14,310,000
  Merger of subsidiary out of
    consolidated group.......           0          0       0       0             (500)    (1,396,429)          0      (1,396,929)
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
BALANCE, December 31,
  1997.......................           0          0     100       1       20,358,995      3,181,179           0      23,540,175
Comprehensive Loss:
    Net loss attributable to
      common stockholders....           0          0       0       0                0    (23,983,523)                (23,983,523)
    Unrealized gain on
      marketable
      securities.............           0          0       0       0                0              0       2,388           2,388
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
        Comprehensive Loss...           0          0       0       0                               0           0     (23,981,135)
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
  Issuance of subsidiary
    common stock.............           0          0       0       0            3,152              0           0           3,152
  Acquisition of minority
    interests................           0          0       0       0       51,916,884                                 51,916,884
  Additional infusion of
    equity...................           0          0       0       0        3,033,073                                  3,033,073
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
BALANCE, December 31,
  1998.......................           0          0     100       1       75,312,104    (20,802,344)      2,388      54,512,149
Comprehensive Loss:
  Net loss attributable to
    common stockholders......           0          0       0       0                0    (58,791,005)          0     (58,791,005)
  Unrealized loss on
    marketable securities....           0          0       0       0                0              0     (33,087)        (33,087)
        Comprehensive Loss...           0          0       0       0                               0           0     (58,824,092)
Exercise of stock options....           0          0   6,476      65        1,317,659              0           0       1,317,724
Reorganization (Note 1)......  48,035,531    480,355    (100)     (1)        (480,354)             0           0               0
Acquisition of minority
  interest...................           0          0       0       0       36,967,307              0           0      36,967,307
Additional infusion of
  equity.....................           0          0       0       0        2,025,604              0           0       2,025,604
Exercise of SCANA warrants...           0          0       0       0        1,924,668              0           0       1,924,668
                               ----------   --------   -----     ---     ------------   ------------    --------    ------------
BALANCE, December 31,
  1999.......................  48,035,531    480,355   6,476     $65     $117,066,988   $(79,593,349)   $(30,699)   $ 37,923,360
                               ==========   ========   =====     ===     ============   ============    ========    ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------
                                                                    1997            1998            1999
                                                                ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................    $   (827,341)   $(22,559,301)   $(57,046,302)
                                                                ------------    ------------    ------------
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation and amortization...........................       2,781,800      17,326,895      40,970,149
    Amortization of bond discount...........................               0      13,651,778      15,798,661
    Gain (loss) on disposition of assets....................               0          71,378          (7,086)
    Loss on sale of investments.............................         (13,315)       (515,903)              0
    Cumulative effect of change in accounting principle.....               0         582,541               0
    Deferred income taxes...................................        (764,802)       (238,815)       (321,658)
    Interest related to exercise of warrants................               0               0         795,168
    Cash surrender value of life insurance..................          92,604          11,764         386,663
    Amortization of deferred investment tax credit..........         (71,616)        (71,616)        (71,616)
    Equity in net loss of subsidiary........................       2,444,706               0               0
    Minority interest in net loss of subsidiary.............               0     (13,294,079)     (3,267,653)
    Changes in operating assets and liabilities:
      Accounts receivable...................................        (811,787)    (10,292,009)     (5,622,525)
      Prepaid expenses......................................           5,580        (408,164)       (296,686)
      Accounts payable......................................       2,111,164      10,693,014      (4,423,162)
      Accrued liabilities and interest......................      (1,283,101)     26,664,142      14,776,656
      Unearned revenue......................................          59,934       1,514,093         548,609
      Other.................................................         (43,710)       (100,230)         16,117
                                                                ------------    ------------    ------------
        Total adjustments...................................       4,507,457      45,594,789      59,281,637
                                                                ------------    ------------    ------------
        Net cash provided by operating activities...........       3,680,116      23,035,488       2,235,335
                                                                ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................      (1,727,079)   (120,227,057)    (87,386,231)
  Purchase of investments and acquisitions, net of cash
    acquired................................................     (14,310,000)    (73,920,617)              0
  Organizational cost expenditures..........................               0        (251,815)              0
  Proceeds from sale of investments.........................         118,711     162,264,322      60,161,936
  Dividends from affiliate/return of capital................      (4,193,276)     (1,424,222)     (1,744,703)
  Accounts payable-capital related..........................      (2,112,296)              0               0
  Investment in ClearSource.................................               0        (825,072)       (586,992)
  Proceeds from sale of property............................               0          32,075          75,357
  Other.....................................................               0        (234,417)        164,439
                                                                ------------    ------------    ------------
        Net cash used in investing activities...............     (22,223,940)    (34,586,803)    (29,316,194)
                                                                ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on debt and short-term borrowings......               0         (11,654)        (11,550)
  Expenditures related to issuance of debt and credit
    facility................................................               0      (1,498,817)        (51,616)
  Proceeds from credit facility.............................               0               0      19,000,000
  Proceeds from affiliate loan..............................               0               0       9,641,189
  Proceeds from the issuance of subsidiary common stock.....               0           3,152           9,760
  Proceeds from the issuance of warrants....................               0               0       1,129,500
  Proceeds from the contribution of ClearSource.............               0               0       5,663,006
  Stock options exercised...................................               0               0       1,307,964
  Expenditures related to reorganization....................               0               0        (848,775)
  Additional infusion of equity.............................      14,310,000      15,564,902               0
  Repayments from (advances to) affiliate...................       4,416,407       2,025,604      (6,098,931)
                                                                ------------    ------------    ------------
        Net cash provided by financing activities...........      18,726,407      16,083,187      29,740,547
                                                                ------------    ------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................         182,583       4,531,872       2,659,688
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............         444,319         626,902       5,158,774
                                                                ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................    $    626,902    $  5,158,774    $  7,818,462
                                                                ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest....................    $     12,431    $     46,162    $    669,968
                                                                ============    ============    ============
  Cash paid (received) during the period for income taxes...    $  1,145,805    $  1,742,947    $ (9,273,563)
                                                                ============    ============    ============
  Merger of subsidiary out of consolidated group............    $    108,108    $          0    $          0
                                                                ============    ============    ============
  Subsidiary preferred stock dividends......................    $  4,193,276    $  1,424,222    $  1,744,703
                                                                ============    ============    ============
  Detail of investments and acquisitions:
    Cash acquired...........................................    $          0    $ (6,144,581)   $          0
    Property, plant, and equipment..........................               0      30,133,876               0
    Intangible assets.......................................               0      55,009,395               0
    Minority interest.......................................               0      20,912,251               0
    Common and/or preferred stock received (issued).........      14,310,000     (34,532,324)              0
    Bond discount...........................................               0       8,542,000               0
                                                                ------------    ------------    ------------
    Net cash paid for acquisitions..........................    $ 14,310,000    $ 73,920,617    $          0
                                                                ============    ============    ============

 The accompanying notes are an integral part of these consolidated statements.

                         KNOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1998, AND 1999

1.   ORGANIZATION, NATURE OF BUSINESS AND BASIS OF PRESENTATION

      ORGANIZATION

     KNOLOGY, Inc. (the "Company"), a wholly owned subsidiary of ITC Holding Company, Inc. ("ITC Holding"), was incorporated under the laws of the state of Delaware in September 1998. The purpose of incorporating the Company was to enable ITC Holding to complete a reorganization of certain of its wholly owned and majority-owned subsidiaries on November 23, 1999 (the "Reorganization"), as follows:

         a. ITC Holding contributed all of the outstanding capital stock of Interstate Telephone, Inc; Valley Telephone, Inc.; Globe Telecom, Inc.; and ITC Globe, Inc. to the Company (collectively, the "Telephone Operations Group").

         b. ITC Holding contributed its 85% interest in KNOLOGY Holdings, Inc. ("KNOLOGY Holdings") to the Company.

         c. ITC Holding contributed its 6% interest in ClearSource, Inc. ("ClearSource"), $5.7 million in cash to purchase additional ClearSource shares, and subscription rights to purchase ClearSource shares to the Company.

         d. Other minority shareholders exchanged the remaining 15% of KNOLOGY Holdings for shares of stock of the Company.

     As a result of the Reorganization, the Telephone Operations Group and KNOLOGY Holdings and subsidiaries are now wholly owned subsidiaries of the Company. Following the Reorganization, ITC Holding held a 90% interest in the Company. ITC Holding currently does not own any capital stock of the Company following the distribution of the Company's shares to ITC Holding's shareholders (Note 11) which was completed February 7, 2000.

     The Reorganization has been accounted for in a manner similar to a pooling of interest for the Telephone Operations Group. KNOLOGY Holdings and subsidiaries have been treated as an equity investment in subsidiary in 1997 in relation to the Company's 29% ownership interest. KNOLOGY Holdings and subsidiaries have been consolidated with the Company in 1998 and 1999 in relation to the 85% controlling interest obtained in July 1998 (Note 9) which was recorded at ITC Holding's historical cost. For the period from August 1998 to December 1999, the 15% of KNOLOGY Holdings that the Company did not own has been reflected as minority interest and the pro-rata losses attributed to the minority holders to the extent that their investment was greater than zero in accordance with Financial Accounting Standards Board Current Text on Consolidation and Statement of Financial Accounting Standards No. 94. Because a controlling interest in KNOLOGY Holdings was acquired in August 1998, the financial statements for the year ended December 31, 1998 include the accounts of KNOLOGY Holdings for the entire year and the minority interest in losses includes the

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

58% share of KNOLOGY Holdings' losses for the period from January 1998 to July 1998.

     The exchange of the remaining 15% of KNOLOGY Holdings for shares of stock of the Company was accounted for as an acquisition of a minority interest of a subsidiary. The stock issued in the exchange was valued at $22.4 million and was recorded as goodwill since the book value of net assets acquired (which approximated fair value) was less than zero. The Company had recorded 100% of KNOLOGY Holdings' losses since KNOLOGY Holdings' equity was less than zero.

      NATURE OF BUSINESS

     The Telephone Operations Group is wholly owned and provides a full line of local telephone and related services and broadband services. Certain of the Telephone Operations Group subsidiaries are subject to regulation by state public service commissions of applicable states for intrastate telecommunications services. For applicable interstate matters related to telephone service, certain Telephone Operations Group subsidiaries are subject to regulation by the Federal Communications Commission.

     KNOLOGY Holdings and its subsidiaries own and operate advanced hybrid fiber-coaxial networks and provide residential and business customers broadband communications services, including analog and digital cable television, local and long-distance telephone, high-speed Internet access, and broadband carrier services to various markets in the southeastern United States.

     The Company has experienced operating losses as a result of the expansion of the advanced broadband communications networks and services into new and existing markets. The Company expects to continue to focus on increasing its customer base and expanding its broadband operations. Accordingly, the Company expects that its operating expenses and capital expenditures will continue to increase as it extends its broadband communications networks in the existing and new markets in accordance with its business plan. On December 22, 1998, KNOLOGY Holdings entered into a $50 million four-year senior secured credit facility, which may be used for working capital and other purposes, including capital expenditures and permitted acquisitions (Note 3). On February 7, 2000, the Company completed a private placement of Series B preferred stock to a small group of institutional investors and certain officers of the Company for approximately $100 million to provide additional funds for its expansion plans (Note 11). While management expects its expansion plans will result in profitability, there can be no assurance that growth in the Company's revenue or customer base will continue or that the Company will be able to achieve or sustain profitability and/or positive cash flow.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

      BASIS OF PRESENTATION

     The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Investments in which the Company does not exercise significant control are accounted for using the cost method of accounting. Investments in which the Company does exercise significant control and owns less than 50% are accounted for using the equity method. All significant intercompany balances have been eliminated. Certain prior year amounts have been reclassed to be consistent with current year presentation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      UNAUDITED PRO FORMA NET LOSS AND NET LOSS PER SHARE

     Following the distribution (Note 11), the Company will become a separate taxable entity. Accordingly, the pro forma income taxes reflect income taxes as if the Company were a separate taxable entity. In addition, the pro forma earnings per share reflect the distribution as if it had occurred at the beginning of each year.

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                         1997           1998           1999
                                      -----------   ------------   ------------
UNAUDITED PRO FORMA DATA:
   Pro forma income tax (provision)
      benefit......................   $(1,010,779)  $  2,382,644   $          0
                                      ===========   ============   ============
   Pro forma net loss attributable
      to common stockholders.......   $(5,020,617)  $(27,232,497)  $(78,488,275)
                                      ===========   ============   ============
   Pro forma basic and diluted net
      loss attributable to common
      stockholders per share.......   $(50,206.17)  $(272,324.97)  $     (15.29)
                                      ===========   ============   ============

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

      CASH AND CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

      MARKETABLE SECURITIES

     The Company's marketable securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. Securities available for sale at December 31, 1998 and 1999 are primarily comprised of commercial paper.

      PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, commencing when the asset is installed or placed in service. Maintenance, repairs, and renewals are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is included in or deducted from income. Depreciation and amortization (excluding telephone plant) are provided over the estimated useful lives as follows:

                                                              YEARS
                                                              -----
Buildings...................................................    25
System and installation equipment...........................  7-10
Production equipment........................................     7
Test and office equipment...................................   3-7
Automobiles and trucks......................................     5
Leasehold improvements......................................     5

     Depreciation of telephone plant is provided on a straight-line method, using class or overall group rates acceptable to regulatory authorities. Such rates range from 2% to 24%.

     Inventories are valued at the lower of cost or market (determined on a weighted average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to system and installation equipment when installed.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

     Interest is capitalized in connection with the construction of the Company's broadband networks. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Approximately $2,469,000 and $3,040,000 of interest cost was capitalized in 1998 and 1999, respectively.

      INTANGIBLE ASSETS

     Intangible assets include the excess of the purchase price of acquisitions over the fair value of net assets acquired as well as various other acquired intangibles. Intangible assets and the related useful lives and accumulated amortization at December 31, 1998 and 1999 are as follows:

                                                                      AMORTIZATION
                                                                         PERIOD
                                           1998           1999          (YEARS)
                                        -----------    -----------    ------------
Goodwill............................    $33,377,468    $56,291,468       10-40
Subscriber base.....................     34,863,072     34,429,332           3
Noncompete agreement................      1,500,000      1,500,000           3
Other...............................        102,978        405,202       10-15
                                        -----------    -----------
                                         69,843,518     92,626,002
Less accumulated amortization.......      4,651,333     19,440,223
                                        -----------    -----------
Intangibles, net....................    $65,192,185    $73,185,779
                                        ===========    ===========

     During 1998, the Company adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that all nongovernmental entities expense costs of start-up activities, including pre-operating, preopening, and organization activities, as the costs are incurred. Adoption of this statement resulted in a cumulative effect of change in accounting principle of $582,541.

      DEFERRED ISSUANCE COSTS

     Deferred issuance costs include costs associated with the issuance of debt and the consummation of a credit facility (Note 3). Deferred issuance costs and the related useful lives and accumulated amortization at December 31, 1998 and 1999 are as follows:

                                                                      AMORTIZATION
                                                                         PERIOD
                                            1998          1999          (YEARS)
                                         ----------    -----------    ------------
Deferred issuance costs..............    $9,433,742    $ 9,382,124        4-10
Accumulated amortization.............    (1,555,708)      (648,321)
                                         ----------    -----------
Deferred issuance costs, net.........    $7,878,034    $ 8,733,803
                                         ==========    ===========

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

      LONG-LIVED ASSETS

     In 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and cost in excess of net assets acquired related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting SFAS No. 121 was not material to the Company's consolidated financial statements.

     The Company reviews its long-lived assets such as property and equipment, goodwill, and other intangible assets for impairment at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset should be assessed. Management evaluates the tangible and intangible assets related to each acquisition individually to determine whether an impairment has occurred. An impairment is recognized when the undiscounted future cash flows estimated to be generated by the assets are not sufficient to recover the unamortized balance of the asset. Estimates of future cash flows are based on many factors, including current operating results, expected market trends, and competitive influences. If an impairment has occurred, a loss equal to the difference between the carrying value of the asset and its fair value is recognized. The resulting reduced carrying amount of the asset is accounted for as its new cost and depreciated over the asset's remaining useful life. Management believes that the long-lived assets in the accompanying consolidated balance sheets are appropriately valued.

      INVESTMENTS

     Investments and equity ownership in associated companies consisted of the following at December 31, 1998 and 1999:

                                                          1998         1999
                                                        --------    ----------
Nonmarketable investments, at cost:
   ClearSource common and preferred stock, 333,444
      and 817,386 shares in 1998 and 1999,
      respectively..................................    $825,072    $3,249,056
                                                        ========    ==========

     At December 31, 1999, KNOLOGY, Inc., through its wholly-owned subsidiaries, owned approximately 18% of ClearSource. ClearSource was formed during 1998 to build and operate advanced broadband networks offering a bundle of communications services to residential and business customers. The Company's investment in ClearSource is accounted for under the cost method of accounting.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

     The following summarizes the results of operations for the year ended December 31, 1997 of associated companies in which the Company's investments were accounted for by the equity method.

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                              1997
                                                          ------------
RESULTS OF OPERATIONS:
   Operating revenues...................................  $10,355,068
   Operating loss.......................................   (5,511,386)
      Net loss..........................................   (9,091,533)

      REVENUE RECOGNITION

     The Company's revenues are recognized when services are provided, regardless of the period in which they are billed. Fees billed in advance are included in the accompanying consolidated balance sheets as unearned revenue and are deferred until the month the service is provided.

      ADVERTISING COSTS

     The Company expenses all advertising costs as incurred. Approximately $9,000, $587,000, and $1,476,000 of advertising expense are recorded in the Company's consolidated statements of operations for the years ended December 31, 1997, 1998, and 1999, respectively.

      INSTALLATION FEES

     The Company recognizes installation revenue when the customer is initially billed for the connection of services as the installation direct costs exceed installation revenue on a per customer basis.

      SOURCES OF SUPPLIES

     The Company purchases customer premise equipment and plant materials from outside vendors. Although numerous suppliers market and sell customer premise equipment and plant materials, the Company currently purchases each customer premise component from a single vendor and has several suppliers for plant materials. If the suppliers are unable to meet the Company's needs as it continues to build out its network infrastructure, then delays and increased costs in the expansion of the Company's network could result, which would adversely affect operating results.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

      CREDIT RISK

     The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the ability to terminate access on delinquent accounts. The potential for material credit loss is mitigated by the large number of customers with relatively small receivable balances. The carrying amount of the Company's receivables approximates their fair values.

      INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax benefit represents the change in the deferred tax asset and liability balances (Note 6).

     For the years ended December 31, 1998 and 1999, the Telephone Operations Group was included in the consolidated tax returns of the Company's parent company, ITC Holding. Effective August 1998, KNOLOGY Holdings was included in the consolidated federal income tax return of ITC Holding. The Company and its subsidiaries file separate state income tax returns. Under a tax sharing arrangement, the Company recorded an income tax benefit of $5,631,618 and $19,697,270 and an affiliate receivable in the amount of $6,785,691 and $12,205,546 at December 31, 1998 and 1999, respectively, for the utilization of net operating losses included in the consolidated tax return of ITC Holding. For the period from January 1, 1998 to July 31, 1998, KNOLOGY Holdings filed a separate federal income tax return.

     Investment tax credits related to telephone plant have been deferred and are being amortized as a reduction of federal income tax expense over the estimated useful lives of the assets giving rise to the credits.

         COMPREHENSIVE LOSS

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. The Company has chosen to disclose comprehensive loss, which consists of net loss and unrealized gains (losses) on marketable securities, in the consolidated statements of stockholders' equity and comprehensive loss. Prior years have been restated to conform to the SFAS No. 130 requirements.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

         NET LOSS PER SHARE

     In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." That statement requires the disclosure of basic net loss per share and diluted net loss per share. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. As the Company has no significant common stock outstanding, the convertible preferred stock is assumed to be converted for purposes of this calculation. Diluted net loss per share gives effect to all potentially dilutive securities. The effect of the Company's stock options (using the treasury stock method) was not included in the computation of diluted EPS as their effect was anti-dilutive.

3.   LONG-TERM DEBT

     Long-term debt at December 31, 1998 and 1999 consists of the following:

                                                      1998            1999
                                                  ------------    ------------
    Senior Discount Notes, with a face value
       of $444,100,000, bearing interest at
       11.875% beginning October 15, 2002,
       payable semiannually beginning April
       15, 2003 with principal and any unpaid
       interest due October 15, 2007..........    $255,020,209    $270,818,870
    Senior secured credit facility, at a rate
       of LIBOR plus 2.5%, interest payable
       quarterly with principal and any unpaid
       interest due November 15, 2002.........               0      19,000,000
    Capitalized lease obligation, at a rate of
       10% payable in quarterly installments
       of $6,304 through December 2006,
       secured................................         134,244         122,694
                                                  ------------    ------------
                                                   255,154,453     289,941,564
    Less current maturities...................          12,174          12,174
                                                  ------------    ------------
                                                  $255,142,279    $289,929,390
                                                  ============    ============

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

     Following are maturities of long-term debt for each of the next five years as of December 31, 1999:

2000...................................................  $     12,174
2001...................................................        16,098
2002...................................................    19,016,374
2003...................................................        18,074
2004...................................................        19,950
Thereafter.............................................   444,140,024
                                                         ------------
            Total......................................  $463,222,694
                                                         ============

     The fair values of the Senior Discount Notes at December 31, 1999 are estimated to be approximately $297,547,000, based on the closing bond price at year-end.

     On December 22, 1998, KNOLOGY Holdings entered into a $50 million four-year senior secured credit facility with First Union National Bank and First Union Capital Markets Corp., which may be used for working capital and other purposes, including capital expenditures and permitted acquisitions. At KNOLOGY Holdings' option, interest will accrue based on either the Alternate Base Rate plus applicable margin or the LIBOR rate plus applicable margin as defined. Obligations under the credit facility will be secured by substantially all tangible and intangible assets of KNOLOGY Holdings and its current and future subsidiaries. The credit facility includes a number of covenants, including, among others, covenants limiting the ability of KNOLOGY Holdings and its subsidiaries and their present and future subsidiaries to incur debt, create liens, pay dividends, make distributions or stock repurchases, make certain investments, engage in transactions with affiliates, sell assets, and engage in certain mergers and acquisitions. The credit facility also includes covenants requiring compliance with certain operating and financial ratios on a consolidated basis. The credit facility allows KNOLOGY Holdings to borrow up to five times certain individual subsidiary's "consolidated adjusted cash flow" as defined in the credit facility. In connection with the initiation of the revolving credit facility, KNOLOGY Holdings incurred approximately $1,256,000 in related costs which are being amortized on a straight-line basis over the five-year term.

     In the fourth quarter of 1997, KNOLOGY Holdings issued units consisting of senior discount notes due in 2007 and warrants to purchase Preferred Stock for gross proceeds of approximately $250 million. The notes were offered at a substantial discount from face value, with no interest payable for the first five years. Approximately $2.5 million of the gross proceeds has been allocated to the warrants. Each warrant allowed the holder to purchase .003734 shares of KNOLOGY Holdings' preferred stock. The warrants have been exchanged for warrants to purchase KNOLOGY, Inc. Series A preferred stock. KNOLOGY Holdings incurred approximately $7.9 million in costs to

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

issue the senior discount notes. These costs are being amortized at an effective rate over the life of the notes. The indenture relating to the notes contains certain covenants that, among other things, limit the ability of KNOLOGY Holdings to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets, and engage in mergers and consolidations. The proceeds from the offering of the units have been, and will be, used to repay certain indebtedness of KNOLOGY Holdings, to fund expansion of KNOLOGY Holdings' business, and for additional working capital and general corporate purposes.

4.   OPERATING LEASES

     The Company leases office space, utility poles, and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

     Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 are as follows:


2000.....................................................  $  499,863
2001.....................................................     273,477
2002.....................................................     198,158
2003.....................................................     154,071
2004.....................................................     134,044
Thereafter...............................................     457,747
                                                           ----------
            Total minimum lease payments.................  $1,717,360
                                                           ==========

     Total rental expense for all operating leases was approximately $0, $435,000, and $745,000 for the years ended December 31, 1997, 1998, and 1999, respectively.

5.   COMMITMENTS AND CONTINGENCIES

      PURCHASE COMMITMENTS

     The Company has entered into contracts with various entities to provide programming to be aired by KNOLOGY Holdings. The Company pays a monthly fee as cost for the programming services, generally based on the number of average subscribers to the program, although some fees are adjusted based on the total number of subscribers to the system and/or the system penetration percentage. Certain contracts have minimum monthly fees. The Company estimates that it will pay approximately $19 million in programming fees under these contracts during 2000.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

      LEGAL PROCEEDINGS

     In the normal course of business, the Company is subject to various litigation; however, in management's opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

6.   INCOME TAXES

     The (provision) benefit for income taxes from continuing operations consisted of the following for the years ended December 31, 1997, 1998, and 1999:

                                          1997           1998          1999
                                       -----------   ------------   -----------
Current.............................   $(1,775,581)  $  5,392,803   $19,375,611
Deferred............................     1,596,002     10,662,185     9,276,376
Increase in valuation allowance.....      (831,200)   (10,423,370)   (8,954,717)
                                       -----------   ------------   -----------
Income tax (provision) benefit......   $(1,010,779)  $  5,631,618   $19,697,270
                                       ===========   ============   ===========

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows:

                                                       1998           1999
                                                   ------------   ------------
Deferred tax assets:
   Net operating loss carryforwards.............   $  8,923,583   $ 10,916,459
   Equity in losses of subsidiaries.............      1,188,958      1,188,958
   Deferred bond interest.......................     12,919,184     26,117,681
   Deferred revenues............................        190,918        194,901
Other...........................................      1,841,404        877,914
Valuation allowance.............................    (15,777,328)   (24,732,047)
                                                   ------------   ------------
            Total deferred tax assets...........      9,286,719     14,563,866
Deferred tax liabilities:
   Depreciation and amortization................      9,608,377     14,563,866
                                                   ------------   ------------
   Net deferred income taxes....................   $    321,658   $          0
                                                   ============   ============

     The Company has available, at December 31, 1999, unused net operating loss carryforwards of approximately $85,211,735 expiring in various years from 2005 to 2019, unless utilized. Management has recorded a total valuation allowance of $24,732,047 in 1999 on these operating loss carryforwards, the majority of which contain limitations on utilization, and the equity losses of subsidiaries.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

     A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 1997, 1998, and 1999 is as follows:

                                                  1997    1998    1999
                                                  ----    ----    ----
Income tax (provision) benefit at statutory
   rate.......................................     (34)%   34%     34%
State income taxes, net of federal benefit....      (4)     4       3
Other.........................................     (60)     1       0
Increase in valuation allowance...............    (453)   (25)    (12)
                                                  ----    ---     ---
Income tax (provision) benefit................    (551)%   14%     25%
                                                  ====    ===     ===

7.   EQUITY INTERESTS

      CAPITAL TRANSACTIONS

     The Company has authorized 200,000,000 shares of $.01 par value common stock, 75,000,000 shares of $.01 par value Series A convertible preferred stock, and 50,000,000 shares of $.01 par value Series B convertible preferred stock.

     In connection with the Reorganization (Note 1), the Company's warrant holders elected to exchange the Bond Warrants of Knology Holdings for warrants in KNOLOGY, Inc.'s preferred stock. Knology Holdings' Bond Warrants were subsequently canceled.

     In October 1999, KNOLOGY Holdings issued to SCANA warrants to purchase 753 shares of the KNOLOGY Holdings' preferred stock in connection with certain loan agreements between the two parties. SCANA exercised these warrants in November 1999. The weighted average exercise price of the warrant was $1,500 per share of preferred stock. KNOLOGY Holdings received net proceeds of $1.1 million and recorded the fair value of the warrants, as determined by the Black-Scholes option pricing model, of $1.9 million to additional paid-in capital. Related interest expense of $0.8 million was recorded in the accompanying consolidated statements of operations; SCANA elected to exchange its 753 shares of KNOLOGY Holdings preferred stock for 451,800 shares of KNOLOGY, Inc.'s preferred stock in connection with the reorganization (Note 1).

      KNOLOGY HOLDINGS' STOCK OPTION PLAN

     Under KNOLOGY Holdings' 1995 stock option plan (the "Stock Option Plan"), as adopted in December 1995 and amended in February 1998, 8,000,000 shares of KNOLOGY Holdings' common stock are reserved and authorized for issuance upon the exercise of the options. All employees of KNOLOGY Holdings are eligible to receive options under the Stock Option Plan. The Stock Option Plan is administered by the

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

compensation and stock option committee of the board of directors. Options granted under the Stock Option Plan are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire ten years from the date of grant.

      STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     The Company accounts for KNOLOGY Holdings' stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of KNOLOGY Holdings' common stock to employees of KNOLOGY Holdings using the Black-Scholes option pricing model and the following weighted average assumptions in 1997, 1998, and 1999:

                                          1997           1998           1999
                                       -----------    -----------    -----------
Risk-free interest rate............          6.43%          5.42%          5.78%
Expected dividend yield............             0%             0%             0%
Expected lives.....................    Seven years    Seven years    Seven years
Expected volatility................            30%            30%            30%

     The total fair value of options for KNOLOGY Holdings' stock granted to employees of KNOLOGY Holdings during 1997, 1998, and 1999 was computed as approximately $304,000, $1,832,000 and $5,735,000, respectively, which would be amortized on a pro forma basis over the five-year vesting period of the options.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

     A summary of the status of KNOLOGY Holdings' stock option plan at December 31, 1999 is presented in the following table:

                                                                  WEIGHTED AVERAGE
                                                                   EXERCISE PRICE
                                                      SHARES         PER SHARE
                                                     ---------    ----------------
Outstanding at December 31, 1996:.................     211,188          2.00
   Granted........................................     505,536          2.11
   Forfeited......................................     (63,756)         2.00
                                                     ---------
Outstanding at December 31, 1997:.................     652,968          2.07
   Granted........................................   2,261,504          2.55
   Forfeited......................................    (144,224)         2.38
   Exercised......................................      (1,576)         2.00
                                                     ---------
Outstanding at December 31, 1998:.................   2,768,672          2.42
   Granted........................................   4,625,376          2.85
   Forfeited......................................    (816,604)         2.48
   Exercised......................................      (6,400)         2.05
                                                     ---------
Outstanding at December 31, 1999:.................   6,571,044          2.71
                                                     =========
Exercisable shares as of December 31, 1999:.......     281,700          2.07
                                                     =========

      TELEPHONE OPERATIONS GROUP STOCK OPTION PLAN

     The Company's parent, ITC Holding, sponsors a stock option plan which provides for the granting of stock options to substantially all employees of the Telephone Operations Group. Options are generally granted at a price (established by ITC Holding's board of directors based on equity transactions and other analyses) equal to at least 100% of the fair market value of ITC Holding's common stock on the option grant date. Options granted generally become exercisable 40% after two years and 20% per annum for the next three years and remain exercisable for ten years after the option grant date.

      STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     ITC Holding accounts for its stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of ITC Holding's common stock granted to employees of the Telephone Operations Group using the Black-Scholes option pricing model prescribed by SFAS No. 123 and the following weighted average assumptions:

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

                                              1997         1998         1999
                                            ---------    ---------    ---------
Risk-free interest rate.................         6.0%         5.3%         5.8%
Expected dividend yield.................           0%           0%           0%
Expected lives..........................    Ten years    Ten years    Ten years
Expected volatility.....................          60%          50%          50%

     The total fair value of options for ITC Holding's stock granted to employees of the Telephone Operations Group during 1997, 1998, and 1999 was computed as approximately $744,000, $602,000 and $755,000, respectively, which would be amortized on a pro forma basis over the five-year vesting period of the options.

     A summary of the status of the Telephone Operations Group's portion of ITC Holding's stock option plan at December 31, 1999 is presented in the following table:

                                                                 WEIGHTED AVERAGE
                                                                  EXERCISE PRICE
                                                       SHARES       PER SHARE
                                                      --------   ----------------
Outstanding at December 31, 1996:..................    479,756    $  0.15-$3.36
   Granted.........................................    188,732    $  3.36-$7.75
   Forfeited.......................................    (33,800)   $  0.49-$7.75
   Exercised.......................................    (31,000)   $  0.28-$2.73
                                                      --------
Outstanding at December 31, 1997:..................    603,688    $  0.15-$7.75
   Granted.........................................     86,968    $ 8.38-$12.50
   Forfeited.......................................    (93,172)   $ 1.26-$12.50
   Exercised.......................................   (149,372)   $  0.28-$3.36
                                                      --------
Outstanding at December 31, 1998:..................    448,112    $ 0.15-$12.50
   Granted.........................................     60,132    $15.89-$21.65
   Forfeited.......................................    (69,953)   $ 1.96-$18.85
   Exercised.......................................    (84,814)   $  1.58-$3.50
                                                      --------
Outstanding at December 31, 1999:..................    353,477    $ 0.15-$21.65
                                                      ========
Exercisable shares as of December 31, 1999:........    231,062             2.52
                                                      ========

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

      PRO FORMA NET LOSS

     If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net loss for the periods presented would be as follows:

                                                  AS REPORTED      PRO FORMA
                                                  ------------    ------------
Net loss attributable to common stockholders
   for the years ended December 31:
   1997.......................................    $ (5,020,617)   $ (7,113,134)
   1998.......................................     (23,983,523)    (24,642,829)
   1999.......................................     (58,791,005)    (60,348,055)
Net loss per share attributable to common
   stockholders for the years ended December
   31:
   1997.......................................    $ (50,206.17)   $ (71,134.34)
   1998.......................................     (239,835.23)    (246,428.29)
   1999.......................................          (11.45)         (11.76)

8.   RELATED-PARTY TRANSACTIONS

     ITC Holding occasionally provides certain administrative services, such as legal and tax planning services, for the Company. The costs of these services are charged to the Company based primarily on the salaries and related expenses for certain of the ITC Holding executives and an estimate of their time spent on projects specific to the Company. For the years ended December 31, 1997, 1998, and 1999, the Company recorded approximately $3,459,000, $3,230,000, and $2,574,000, respectively, in selling, operations, and administrative expenses related to these services. In the opinion of management, amounts charged to the Company are consistent with costs that would be incurred from third party providers.

     Certain of ITC Holding's affiliates provide the Company with various services and/or receives services provided by the Company. These entities include InterCall, Inc., which provides conference calling services. In addition, the Company receives services from ITCDeltaCom, Inc., an affiliate of ITC Holding, which provides wholesale long-distance and related services and which leases capacity on certain of its fiber routes. ITC Holding also holds equity investments in the following entities which do business with the Company:
Powertel, Inc., which provides cellular services, and EarthLink, Inc., which is a national provider of Internet access. In management's opinion, the Company's transactions with these affiliated entities are representative of arm's-length transactions.

     For the years ended December 31, 1997, 1998, and 1999, the Company received services from these affiliated entities in the amounts of approximately $707,000, $1,570,000, and $2,344,000, respectively, which are reflected in cost of services and

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

selling, operations, and administrative expenses in the Company's consolidated statements of operations.

     The Company also provides switching, programming, and other services for various affiliated companies on a contracted or time and materials basis. Total amounts paid by the affiliated companies for these services approximated $1,517,000, $2,186,000, and $1,795,000, respectively, for the years ended
December 31, 1997, 1998, and 1999, and are reflected in operating revenues in the Company's consolidated statements of operations.

     During 1998 and 1999, the Company leased office space to ITCDeltaCom, Inc. and Powertel, Inc. Approximately $234,000 and $152,000 of lease income related to these transactions is recorded as other income in the Company's consolidated statements of operations for the years ended December 31, 1998 and 1999, respectively.

     Relatives of the stockholders of ITC Holding are stockholders and employees of the Company's insurance provider. The costs charged to the Company for insurance services were approximately $221,000, $628,000, and $977,000 for the years ended December 31, 1997, 1998, and 1999, respectively.

9.   BUSINESS ACQUISITIONS

      KNOLOGY HOLDINGS ACQUISITIONS

     In January 1998, the Company acquired an additional 6,747 shares of KNOLOGY Holdings preferred stock, representing an approximate 13% ownership interest in KNOLOGY Holdings, in exchange for cash of $10,177,234. The acquisition of the additional interest was accounted for as a step acquisition. The fair value of net assets acquired totaled $6,775,879, resulting in goodwill of $3,401,355.

     Effective July 1998, the Company acquired an additional 42,565 shares, representing approximately 43% of KNOLOGY Holdings' outstanding stock. The Company recorded its acquisition of this additional ownership interest under the purchase method of accounting as a step acquisition. Accordingly, the Company recorded the pro rata share of net assets acquired at fair value. The Company determined that the book value of the pro rata share of assets and trade liabilities acquired approximated fair value. The fair value of KNOLOGY Holdings' senior discount notes (Note 3) was determined to be less than book value at the date of acquisition based on quoted market prices. As a result, a debt discount of approximately $8,542,000 was recorded to adjust the book value of the pro rata share of senior notes acquired to fair value (Note 3).

     The total value paid by the Company was $36,687,424, including cash of $2,155,100 and common and preferred stock valued at $34,532,324. The fair value of net assets acquired totaled $22,678,372, resulting in goodwill of $14,009,052. Prior to the acquisition, the Company owned more stock than any other single KNOLOGY Holdings

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

stockholder, owning approximately 42% of the outstanding stock. As a result of the acquisition, the Company owned approximately 85% of the outstanding stock of KNOLOGY Holdings at December 31, 1998.

     The goodwill and debt discount created upon the acquisition of KNOLOGY Holdings is amortized over 10 years on a straight line basis and the term of the senior notes on the effective interest method, respectively.

      CABLE ALABAMA ACQUISITION

     On October 30, 1998, KNOLOGY Holdings acquired substantially all of the assets of Cable Alabama Corporation ("Cable Alabama") for approximately $60,733,000 in cash and also purchased for $5,000,000 in cash certain real property located in Huntsville, Alabama. Cable Alabama owned and operated a cable television system serving the Huntsville, Alabama area. KNOLOGY Holdings plans to upgrade the existing Cable Alabama plant to provide local and long-distance telephone service and high-speed Internet access services. The acquisition has been accounted for under the purchase method of accounting.

      TTE, INC. ACQUISITION

     On June 1, 1998, KNOLOGY Holdings acquired TTE, Inc., a non-facilities based reseller of local, long distance, and operator services to small and medium-sized business customers throughout South Carolina, for a purchase price of $1.3 million. The acquisition has been accounted for under the purchase method of accounting.

      UNAUDITED PRO FORMA RESULTS OF OPERATIONS

     The assets of TTE, Inc. and Cable Alabama have been included in the Company's consolidated financial statements effective June 1, 1998 and September 1, 1998, respectively. The following unaudited pro forma results of operations for the year ended December 31, 1998 assume that the acquisitions occurred on January 1, 1998. The unaudited pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations had the acquisitions occurred on the assumed date, nor is the information necessarily indicative of future results of operations.

                                                             1998
                                                         ------------
Operating revenues.....................................  $ 55,359,204
Loss before extraordinary items........................   (37,454,927)
Net loss attributable to common stockholders...........   (33,830,072)
Net loss per share attributable to common stockholders
   (a).................................................   (338,300.72)

---------------

     (a) Loss per share is computed using 100 as the number of shares outstanding in 1998.

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

10.  SEGMENT INFORMATION

     Effective January 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established revised standards for the reporting of financial and descriptive information about operating segments in financial statements. Management has identified the reportable segments based on broadband services offered.

     While management of the Company monitors the revenue generated from each of the various broadband services, operations are managed and financial performance is evaluated based upon the delivery of a multiple of the services to customers over a single network. As a result of multiple services being provided over a single network, there are many shared expenses and shared assets related to providing the various broadband services to customers. Management believes that any allocation of the shared expenses or assets to the broadband services would be arbitrary and impractical.

     The Company owns and operates advanced hybrid fiber/coaxial networks and provides residential and business customers broadband communications services, including video analog and digital cable television and local and long-distance telephone. Internet services include high-speed Internet access via cable modems, local transport services, such as local Internet transport, special access, local private line, and local exchange transport services.

                                                                         INTERNET
                                                                         SERVICES
                                          VIDEO        TELEPHONE         AND OTHER
                                       -----------    -----------    -----------------
1997
   Operating revenues..............    $         0    $17,633,313       $        0
   Cost of services................              0      3,121,108                0
                                       -----------    -----------       ----------
   Gross margin....................    $         0    $14,512,205       $        0
                                       ===========    ===========       ==========
1998
   Operating revenues..............    $22,527,403    $22,318,344       $  286,775
   Cost of services................      8,750,858      7,947,852           97,883
                                       -----------    -----------       ----------
   Gross margin....................    $13,776,545    $14,370,492       $  188,892
                                       ===========    ===========       ==========
1999
   Operating revenues..............    $35,165,411    $28,774,150       $2,781,368
   Cost of services................     15,066,574     11,601,064          296,881
                                       -----------    -----------       ----------
   Gross margin....................    $20,098,837    $17,173,086       $2,484,487
                                       ===========    ===========       ==========

                         KNOLOGY, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1998, AND 1999

11.  SUBSEQUENT EVENTS

      DISTRIBUTION AND PRIVATE PLACEMENT

     On February 4, 2000, ITC Holding Company distributed to its option holders options to purchase 6,258,036 shares of the Company's Series A preferred stock. On February 7, 2000, ITC Holding distributed to its shareholders all of its 43,211,531 shares of the Company's Series A preferred stock. On February 7, 2000, the Company completed a private placement of its Series B preferred stock to a small group of institutional investors and certain officers of the Company for approximately $100.6 million.